

› NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Framingham, Massachusetts
April 20, 2017

Dear Shareholders,

The Annual Meeting of Shareholders of Staples, Inc. will be held at the Teaneck Marriott at Glenpointe, 100 Frank W. Burr Boulevard, Teaneck, New Jersey, on June 12, 2017 at 4:00 p.m., local time, to consider and act upon the following matters:

(1)   To elect ten members of the Board of Directors to hold office until the 2018 Annual Meeting of Shareholders or until their respective successors have been elected or appointed.

(2)   To approve, on an advisory basis, named executive officer compensation.

(3)   To hold an advisory vote on the frequency of future executive compensation advisory votes.

(4)   To approve the Company's Amended and Restated Executive Officer Incentive Plan.

(5)   To ratify the selection by the Audit and Finance Committee of Ernst & Young LLP as Staples' independent registered public accounting firm for the current fiscal year.

(6)   To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Shareholders of record at the close of business on April 17, 2017 will be entitled to notice of and to vote at the meeting or any adjournment or postponement thereof.

By order of the Board of Directors

Michael T. Williams

Michael T. Williams

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

For the Annual Meeting of Shareholders on June 12, 2017

This proxy statement and our 2016 Annual Report are available for viewing, printing and downloading at *www.proxyvote.com.*

You may request a copy of the materials relating to our annual meeting, including the proxy statement, form of proxy card for our 2017 Annual Meeting and the 2016 Annual Report, at *www.proxyvote.com*, or by sending an email to our Investor Relations department at investor@staples.com or by calling (800) 468-7751.

› VOTING ROADMAP

YOUR VOTE IS VERY IMPORTANT

All shareholders are cordially invited to attend the 2017 Annual Meeting in person.

Admission

A government-issued photo identification such as a driver's license, state-issued ID card or passport, will be required to attend in person. Please note that if you are a beneficial owner, you will also need to bring a copy of a brokerage statement reflecting your stock ownership in Staples as of the record date to be allowed into the meeting.

Voting Matters

Item	Board Recommendation	Further Information (page)
(1) To elect ten members of the Board of Directors to hold office until the 2018 Annual Meeting of Shareholders or until their respective successors have been elected or appointed.	**FOR** each director nominee	18
(2) To approve, on an advisory basis, named executive officer compensation.	**FOR**	56
(3) To hold an advisory vote on the frequency of future executive compensation advisory votes.	Frequency of **1 YEAR**	56
(4) To approve the Company's Amended and Restated Executive Officer Incentive Plan.	**FOR**	57
(5) To ratify the selection by the Audit and Finance Committee of Ernst & Young LLP as Staples' independent registered public accounting firm for the current fiscal year.	**FOR**	60

Meeting Information

Date	Time
June 12, 2017	4:00 p.m., local time

Location
Teaneck Marriott at Glenpointe
100 Frank W. Burr Boulevard, Teaneck, New Jersey

How To Vote

Advance Voting Methods

Internet



www.proxyvote.com

Toll-free Telephone



1-800-690-6903

Mail



Follow instructions on your voting form

Our Annual Meeting Website



Staples 2017 Annual Meeting materials are available in one place at **www.staplesannualmeeting.com**. There, you can download electronic copies of our Proxy Statement and 2016 Annual Report, and use the link to vote.

Scan this QR code with your mobile device to access our 2017 Annual Meeting website.

› PROXY STATEMENT SUMMARY

This summary highlights certain information that is covered elsewhere in the Proxy Statement. You are encouraged to read our complete Proxy Statement before voting.

DIRECTOR NOMINEE HIGHLIGHTS

Name, Primary Occupation	Age	Independent	Director since	Other Public Company Boards
Drew Faust *President, Harvard University*	69	YES	2012	—
Curtis Feeny *Managing Director, Voyager Capital*	59	YES	2016	1
Paul-Henri Ferrand *Vice President, Google, Inc.*	53	YES	2015	—
Shira Goodman *CEO, Staples, Inc.*	56	NO	2016	1
Deborah Henretta *Senior Advisor, SSA & Company and General Assembly*	55	YES	2016	3
Kunal Kamlani *President, ESL Investments, Inc.*	44	YES	2015	1
John Lundgren *Former Chairman and CEO, Stanley Black & Decker, Inc.*	65	YES	2016	1
Robert Sulentic *President and CEO, CBRE Group, Inc.*	60	YES	2007	1
Vijay Vishwanath *Partner, Bain & Company*	57	YES	2007	—
Paul Walsh *Senior Managing Director, Calera Capital*	67	YES	1990	—

Developing an Effective Board

The Staples Board of Directors (the "Board") has strong governance practices and is dedicated to continuous improvement. We seek to achieve an effective balance of relevant skills, experience, qualifications and personal qualities in Board composition, and have significantly refreshed our Board in the past two years. Our priority is to bring areas of expertise together in the Staples boardroom for the benefit of Staples and the creation of sustainable long-term shareholder value. We seek to ensure that the Board and its committees are high-functioning, including through annual rigorous Board and committee evaluations.

Relevant Skills

Our Board nominees bring together extensive experience in e-commerce/marketing, M&A / integrations, retail, international operations, strategy and other areas. See page 18 for an overview of the Board's experience as a whole, and individual director biographies beginning on page 19, to learn more about our nominees' respective skills and qualifications.

Experience

Our Board nominees have broad leadership experience serving in senior roles in corporations, academia and on public and private boards.

Personal Qualities

Our Board nominees exhibit high integrity, self-awareness, respect, independence of mind, and have the capacity to function effectively in challenging situations.

Diversity

Our Board nominees bring diversity in its broadest sense – not merely diversity of background and skills, but also diversity of age, gender, and ethnicity to offer and understand multiple perspectives.

Director Tenure Balance



Over 10 years: **1**   Less than 5 years: **6**

5 to 10 years: **3**

Board Independence



Executive: **1**   Independent: **9**

■ Independent   ■ Executive

BOARD AND CORPORATE GOVERNANCE DEVELOPMENTS

The Staples Board is committed to highly effective corporate governance that is responsive to shareholders, and on seeing to it that the Company delivers on its strategy.

Shareholder Outreach

For many years, Staples has conducted a formal shareholder outreach program to listen to investor perspectives on corporate governance, our executive compensation program, sustainability and other matters. Twice yearly, we formally solicit feedback from institutional investors including asset managers, public and labor union pension funds, and social responsibility investors. In 2016, we engaged in constructive dialogues over the course of the year with shareholders representing approximately 40% of our shares outstanding, and with proxy advisory firms, with direct involvement from two of our directors.

Timeline of Selected Corporate Governance Events

2017 >	Threshold to call special shareholder meeting reduced from 25% to 15% of outstanding shares
	Elected an independent Chairman of the Board, in line with our Independent Chair Policy
2016 >	Executive Compensation – In response to shareholder feedback, changed the award structure for our performance share awards to three-year cumulative goals instead of annual performance goals over a three-year period. In connection with this change, adjusted the long-term incentive pay mix to be 2/3 performance share awards, and 1/3 restricted stock unit awards that vest over three years, to bring us in line with market practice and facilitate recruitment and retention
2015 >	Implemented proxy access at 3%/3 years, through a by-law amendment to allow shareholder director nominations
	Adopted a formal severance policy to limit executive severance to 2.99 times base salary plus target annual cash incentive award. The policy does not include equity awards
	Adopted Independent Chair Policy to require that we have an independent Chair of the Board, whenever possible
2013 >	Restructured our executive compensation program to increase performance-based elements in response to shareholder feedback on compensation and to strengthen alignment with reinvention strategy
2012 >	Shareholder right to act by written consent implemented
	Enhanced transparency on political contributions and government activities
2009 >	Shareholder right to call special meetings implemented with 25% threshold
2008 >	Adopted a majority vote standard for the election of directors with a plurality carve-out for contested elections
	Eliminated supermajority vote requirement for mergers and other matters from company charter
2007 >	Declassified board to establish annual elections of all directors

Additional corporate governance features are highlighted beginning on page 8 of this proxy statement.

CORPORATE RESPONSIBILITY HIGHLIGHTS

Staples recognizes the close connection between our success and our ability to make a positive impact on society, our associates and the planet. Giving back to communities, embracing a culture of diversity and inclusion, sustaining the environment, and practicing sound ethics aren't just the right thing to do. These efforts help make us an employer and neighbor of choice, differentiate our brand, and support profitable and responsible growth. For more information, visit www.staples.com/responsibility.

Community

- Enabling associates globally to direct funds to organizations they care about through the 2 Million & Change grant program
- Helping communities impacted by disasters, including support through Staples Emergency Education Fund with Save the Children
- Supporting associate participation in community volunteer activities
- Inspiring customers to donate through cause marketing and disaster relief campaigns

Diversity & Inclusion

- Focusing on building an inclusive and diverse, high-performing workforce that reflects all segments of our society
- Emphasizing a culture that empowers associates and encourages collaboration, flexibility and fairness
- Leveraging Associate Resource Groups to promote our Employer of Choice strategy, create awareness and increase business value
- Increasing the number of diverse companies we work with and expanding our product portfolio from diverse businesses

Environment

- Aligning our efforts with global sustainability strategy and 20/20 performance goals to benefit the environment, our customers and our business
- Offering customers eco-responsible products and providing free recycling and other environmental services
- Improving operational environmental footprint by increasing energy efficiency and renewable energy use, and eliminating waste

Ethics

- Supporting our culture of high integrity by continually promoting our Code of Conduct and Ethics and Compliance Program
- Training associates to ensure familiarity with relevant laws and company policies
- Auditing suppliers of own brand products for adherence to our Supplier Code of Conduct to support ethical sourcing practices

EXECUTIVE COMPENSATION

In May 2016, we launched our Staples 20/20 strategic plan with four key priorities to transform Staples and get our company back to sustainable sales and earnings growth. The Compensation Committee of the Board sets rigorous financial metrics tied directly to the success of our strategy and the creation of long-term shareholder value.

For more information about our strategy and 2016 highlights, see "Business Overview" in the "CD&A" section of this proxy statement.

We are committed to an executive compensation program that is consistent with current best practices:

Things We Do

- Strong alignment of pay and performance
- 89% of CEO compensation is "at risk"
- Both short- and long-term programs include performance goals
- Rigorous, objective financial metrics on annual and performance-based long-term awards that are closely tied to business strategy
- Cumulative three-year goals in the long-term incentive program
- 3-year relative TSR modifier in performance-based long–term awards
- Strong stock ownership guidelines (5x salary for CEO, up to 4x for other NEOs)
- Double trigger change in control provisions in severance agreements
- Policy requiring shareholder approval for executive severance in excess of certain limits
- Clawback policy
- Anti-hedging policy

Things We Don't Do

- No employment agreements
- No excise tax gross-ups in executive severance agreements
- No pension plan
- No private plane
- Minimal executive perquisites

› TABLE OF CONTENTS



STAPLES, INC.
500 Staples Drive
Framingham, Massachusetts 01702

PROXY STATEMENT
For the Annual Meeting of Shareholders on June 12, 2017

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors ("Board") of Staples, Inc. ("we," "us," "Staples" or the "Company") for use at the Annual Meeting of Shareholders ("2017 Annual Meeting" or the "Annual Meeting") to be held on June 12, 2017 beginning at 4:00 p.m., local time, at the Teaneck Marriott at Glenpointe, 100 Frank W. Burr Boulevard, Teaneck, New Jersey and at any adjournment or postponement of that meeting. On or about April 28, 2017, we are mailing these proxy materials together with an annual report, consisting of our Annual Report on Form 10-K for the fiscal year ended January 28, 2017 (the "2016 fiscal year") and other information required by the rules of the Securities and Exchange Commission (the "2016 Annual Report").

› CORPORATE GOVERNANCE

HIGHLIGHTS

We are committed to leading corporate governance practices that are in the best interests of our business and all of our shareholders. For example, we have:

- Developed a successful shareholder outreach program.

- Demonstrated a consistent track record of listening and responding thoughtfully to feedback.

- Pro-actively adopted many important governance initiatives, such as majority voting, an enhanced political contributions policy, a compensation recoupment policy and our commitments to ethics, community and giving, the environment and diversity and inclusion.

Shareholder Outreach Program

We have conducted a formal corporate governance outreach program for many years. We solicit feedback from our institutional investors regularly, including from asset managers, public and labor union pension funds and allied organizations and social responsibility investors. We seek to hear perspectives on various governance matters, our executive compensation program, sustainability and other matters. Consistent with prior practice, during the last year, we engaged in constructive dialogues with shareholders representing approximately 40% of our outstanding shares. The Chair of our Nominating and Corporate Governance Committee and Chair of our Compensation Committee participated in the outreach program and heard directly from some of our shareholders and proxy advisory firms. We share the feedback we receive with our Nominating and Corporate Governance Committee and Compensation Committee, as well as with the entire Board.

Recent Corporate Governance Enhancements

In response to feedback from our shareholders, our Board made the following corporate governance enhancements over the last year:

Reduced Threshold to Call Special Shareholder Meeting – At our 2016 Annual Meeting of Shareholders, a majority of our shareholders voted for a shareholder proposal to reduce the percentage of outstanding stock required for shareholders to call a special meeting from 25% to 15%. We reached out to our shareholders in the fall of 2016 to hear their feedback on the proposal. In response to the shareholder vote and related feedback, we amended our by-laws to reduce the threshold from 25% to 15%.

Elected Independent Chair of the Board – We have a policy to require that we have an independent Chair of the Board whenever possible, which would apply once Ronald Sargent, our former Chairman and CEO, retired or no longer served as Chairman of the Board. Mr. Sargent left at the end of the 2016 fiscal year and our Board elected Robert Sulentic, our then-serving Independent Lead Director, as Independent Chairman of the Board.

Executive Compensation – We received positive shareholder feedback in 2016 for our recent enhancements to our executive compensation program. In particular in 2016:

- We implemented 3-year cumulative goals in our long-term incentive program in direct response to shareholder feedback. At the same time we introduced restricted stock units vesting over three years as 1/3 of our long-term incentive pay mix to bring us in line with market practice and facilitate recruitment and retention.

- We set our new CEO's total target compensation at the 25th percentile of our peer group companies, with the long-term incentive arrangement to be 100% performance-based.

For more information about shareholder outreach with respect to compensation matters, see the "*CD&A*" section of this proxy statement.

You can learn more about our current corporate governance program and review our Corporate Governance Guidelines ("Guidelines"), committee charters, Corporate Political Contributions and Government Activity Policy Statement, Code of Conduct and other significant policies at http://investor. staples.com/phoenix.zhtml?c=96244&p=irol-govhighlights. The information at such website and the other websites mentioned in this proxy statement is not incorporated by reference herein. We also recognize that corporate governance is not static, and we continue to evaluate our policies and practices to meet ongoing developments in this area. Some highlights of our corporate governance policies and practices are set forth below.

Shareholder Rights	• Proxy Access (3%/3 years)
	• Annual election of directors
	• Majority voting in uncontested director elections
	• No rights plan without shareholder approval
	• No supermajority voting requirements
	• Shareholders can call special meetings (15% ownership threshold)
	• Shareholders can act by majority written consent
Board Features	• All independent directors (other than CEO)
	• Diverse board
	• Independent Board Chair, in line with Independent Chair policy
	• Annual CEO evaluation by independent directors
	• Robust annual board self-evaluation and succession planning process
Other Features	• Transparent reporting of political contributions and lobbying and trade association activities
	• Recognized leader in sustainability matters
	• Responsible ethical sourcing program

DIRECTOR INDEPENDENCE

Our Board of Directors, in consultation with our Nominating and Corporate Governance Committee, determines which of our directors are independent. Our Guidelines provide that directors are "independent" if they (1) meet the definition of "independent director" under the NASDAQ listing standards and (2) in our Board's judgment, do not have a relationship with Staples that would interfere with the exercise of independent judgment in carrying out their responsibilities. Our Nominating and Corporate Governance Committee periodically reviews the independence standards in our Guidelines and recommends changes as appropriate.

In accordance with our Guidelines, our Board has determined that all of our directors and nominees are independent except Ms. Goodman, who is our CEO. In determining independence, our Board considered all the available relevant facts and circumstances, including the following:

• Neither we nor any subsidiary has employed or otherwise compensated the independent directors other than for service on our Board and its committees during the past three years.

• We have not employed or otherwise compensated any family members (within the meaning of the NASDAQ listing standards) of the independent directors during the past three years.

• None of the independent directors or their family members is a partner of our independent registered public accounting firm or was a partner or employee of such firm who worked on our audit during the past three years.

• None of our executive officers is on the compensation committee of the board of directors of a company that has employed any of the independent directors or their family members during the past three years.

• No family relationships exist between any of our directors or executive officers.

• During the past three years, none of our directors or executive officers has had a material direct or indirect business relationship with us or engaged in a "related party transaction" as described below.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our written Code of Conduct sets forth the general principle that our directors, executive officers and other associates should avoid any situation that could be perceived as a conflict of interest, regardless of the dollar amount involved. This principle is also reflected in our written Guidelines and the written materials that we use to educate associates about conflicts of interest. For example, under the Guidelines, if an actual or potential conflict of interest develops for any reason, including, without limitation, because of a change in business operations of the Company or because of a director's circumstances, the director should immediately report the matter to our General Counsel, who should then report the matter to the Nominating and Corporate Governance Committee for review and determination. In the event there is a significant conflict, the director should resign or the conflict must be resolved. Additionally, under the Guidelines, any director who wishes to join the board of directors of another company must provide written notice to the chairperson of the Nominating and Corporate Governance Committee. The chair of the Nominating and Corporate Governance Committee, after consultation with our General Counsel, will then respond to the director with a resolution. We also ask each of our executive officers and directors to fill out questionnaires every year to help enable us to identify if a potential conflict of interest exists. Our Code of Conduct, Guidelines and the charters for all the committees of our Board are available at www.staples.com in the Corporate Governance section of the Investor Information webpage.

The Nominating and Corporate Governance Committee is responsible for reviewing, approving or ratifying any related party transactions. We define "related party transactions" as transactions with a value of more than $120,000 and in which (i) Staples and any of our directors, director nominees, executive officers, 5% shareholders and their immediate family members are participants, and (ii) such participants have a direct or indirect material interest. In the course of reviewing whether or not the participants should be deemed to have a direct or indirect material interest, the Nominating and Corporate Governance Committee reviews the presence of standard prices, rates, or terms consistent with arms-length dealings with unrelated third parties; the materiality of the transaction to each party; the reasons for entering into the transaction; the potential effect of the transaction on the status of an independent director; and any other factors the Nominating and Corporate Governance Committee deems relevant. If a transaction is deemed to be a related party transaction, the procedures for approval or ratification of such a transaction are the same as for actual or potential conflicts of interests involving directors and are set forth in the Guidelines.

For fiscal year 2016:

- We had **no** related-party transactions.

- There were **no** transactions that affected our directors' independence.

- There were **no** violations or waivers of our Code of Conduct with respect to our directors or executive officers.

In an effort to provide greater transparency to our shareholders, we provide the following additional information about sales of office supply products or related services, such as copying, branding of promotional products or technology services, to companies or organizations affiliated with our current independent directors. All transactions reported with director-affiliated companies were in the ordinary course of business, without involvement of the director and on arm's length business terms. Below is a list of companies and institutions with which our current independent directors were affiliated in fiscal year 2016 and from which we received greater than $120,000 for providing our supplies or services:

- Bain & Company

- Briad Group

- BritishAmerican Business

- Bryn Mawr College

- CBRE Group, Inc.

- Corning, Inc.

- F.C. Stone

- Google, Inc.

- Joslin Diabetes Center

- Meritage Homes

- Schnitzer Steel Industries

- Sears Holdings Corporation

- TJX Companies, Inc.

- University of Washington

The amounts received by us in fiscal year 2016 for the sale of office supplies and related services to these companies range from approximately $127,000 to approximately $24.9 million and the median amount received from such sales was approximately $590,000. In each case, the amount was immaterial to both Staples and the company purchasing the goods and services. The largest amount of approximately $24.9 million represents approximately 0.001% of our revenues based on sales for the fiscal year ended January 28, 2017 of approximately $18.2 billion. The largest amount includes approximately $22 million of purchases under a global corporate service agreement that benefited and provided for purchases by third parties.

In addition, in 2016 we paid approximately $70 million to Google, Inc. for marketing, IT services and products that we purchase for re-sale. We also purchased products and services from CBRE Group, Inc. and Rochester Institute of Technology for approximately $4.3 million and $257,000, respectively.

In all instances, whether we provided or received the products or services, no director or executive officer had a direct or indirect material interest in the transaction. The Nominating and Corporate Governance Committee determined that none of these transactions were "related party transactions" and that such transactions would not interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

BOARD LEADERSHIP STRUCTURE

Our Board of Directors determines its leadership structure annually based on a recommendation of the Nominating and Corporate Governance Committee. In January 2017, Ronald Sargent retired as Chairman of the Board and we elected Robert Sulentic, our then-serving Independent Lead Director, as Independent Chairman of the Board, in accordance with our policy to require that we have an independent Chair of the Board whenever possible. The Board believes that its current leadership structure assures the appropriate level of management oversight and independence, and that Mr. Sulentic's election as Independent Chairman will serve to enhance the role he played as Independent Lead Director.

Our Independent Chairman has the following responsibilities:

- Authority to call meetings of independent directors.

- Presides at all meetings of the Board, including executive sessions of the independent directors.

- Assures that meetings with the independent directors are held in executive sessions, typically after every Board meeting, but in all circumstances at least twice a year.

- Provides leadership to the Board, including in the event of a crisis.

- Facilitates communications and serves as a liaison between independent directors and the CEO.

- Collaborates with the CEO to prepare the agenda for each board meeting and approves the schedules, agendas and information provided to the Board for each meeting.

- Coordinates the annual performance review of the CEO.

- Serves as representative of the independent directors for consultation and direct communication, if requested by a major shareholder.

- Authority to retain independent advisors on behalf of the Board.

- Works with the Nominating and Corporate Governance Committee on matters relating to corporate governance, Board performance and succession planning.

MEETINGS AND COMMITTEES OF OUR BOARD

Our Board of Directors held a total of eleven meetings during our 2016 fiscal year. The number of meetings held by each of the committees of our Board during our 2016 fiscal year is set forth below under the description of each committee. During our 2016 fiscal year, all of the directors attended at least 75% of the aggregate number of Board meetings and meetings of committees on which they served. Our Guidelines provide that directors are encouraged to attend the Annual Meeting, and all of our current directors attended last year's annual meeting.

Our Board has four standing committees: the Audit and Finance Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and the Executive Committee. In June 2016, we combined our separate Finance Committee (which met twice in 2016) with the Audit Committee to form the Audit and Finance Committee. The Chair of each committee, as a matter of regular practice and to the extent possible, reviews committee meeting materials with management in advance of each Board committee meeting. Each of our standing Board committees operates under a written charter adopted by our Board, a copy of which is available at www.staples.com in the Corporate Governance section of the Investor Information webpage.

In 2016, the Board also formed an Ad Hoc Committee to assist the Nominating and Corporate Governance Committee by overseeing CEO succession planning, and considering internal and external candidates for the position. Drew Faust chaired the Ad Hoc Committee, whose other members were Kunal Kamlani and Carol Meyrowitz. From March 2016 to September 2016, when we announced the appointment of Shira Goodman as our new, permanent CEO, the Ad Hoc Committee met 15 times.

Our Executive Committee did not meet in 2016. Robert Sulentic, our independent Chairman, chairs the Executive Committee, whose other members are Curtis Feeny, Shira Goodman, Paul Walsh and Vijay Vishwanath, our CEO and the Chairs of our other standing Board committees. The Executive Committee is authorized to exercise all of the powers of our Board in the management and affairs of Staples, with certain exceptions. A quorum can be established by the presence of a majority of the members of the Executive Committee. It is intended that the Executive Committee will take action only when reasonably necessary to expedite our interests between regularly scheduled Board meetings, and shall report to the full Board as soon as practicable following any actions taken.

Audit and Finance Committee



"The Audit and Finance Committee's focus on risk management is a critical element of guiding the Company through its strategic transformation."

Curtis Feeny*
Chairperson

Other Committee Members
Paul-Henri Ferrand
Kunal Kamlani*
John Lundgren*

Meetings in 2016
4 in person, 7 telephonic

Introduction

The Audit and Finance Committee meets separately with our independent registered public accounting firm, management and our internal auditors. The members of the Audit and Finance Committee are independent directors, as defined by its charter and the rules of the SEC and NASDAQ Stock Market.

Key Objective

The Audit and Finance Committee assists our Board in overseeing our accounting and financial reporting processes, the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of audits by our internal audit team and our independent registered public accounting firm. The Audit and Finance Committee also assists in overseeing our capital structure and related policies, including our financings and uses of capital.

Further Areas of Responsibility

✓ Oversees our internal controls, including our disclosure controls and procedures and internal control over financial reporting, on behalf of the Board.

✓ Assists the Board in its oversight of our policies and practices with respect to risk assessment and risk oversight, including discussing and approving the risk management framework used in the Company's enterprise risk management ("ERM") program.

✓ Reviews and discusses risk related to technology and cybersecurity and reviews and oversees our response to significant data security incidents.

✓ Establishes escalation and oversight procedures for the treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for confidential and anonymous submission by our associates of concerns regarding questionable accounting, internal accounting controls or auditing matters.

✓ Monitors the function of our ethics program, including compliance with our Code of Ethics.

✓ Prepares the Audit and Finance Committee Report required under the rules of the SEC.

✓ Reviews financial transactions, entry into swaps, dividend policy, hedging policy and share repurchase program.

2016 Highlights

The 2016 Report of the Audit and Finance Committee of the Board of Directors is included in the *Ratification of Selection of Independent Registered Public Accounting Firm* section of this proxy statement. In 2016, in connection with its quarterly earnings review, the Audit and Finance Committee focused on our 20/20 strategy and the related estimates, charges and guidance. As part of the ERM process, the Committee continued its oversight of the Company's information security enhancements being implemented by the Global Technology team. The Committee also provided oversight of management in connection with its quarterly review of our internal controls. In addition, the Committee played an integral role in overseeing the renewal of our revolving credit facility, as well as the execution of a definitive agreement for divestiture of our European business operations, and other merger and acquisition activity in 2016.

* Audit committee financial expert under the rules of the SEC

Compensation Committee



Paul Walsh
Chairperson

"Our executive compensation policies are designed to be tightly linked to performance and the creation of long-term value for our shareholders. We have a track record of soliciting and responding to investor feedback as evidenced by changes to our compensation program in recent years."

Other Committee Members
Deborah Henretta
Carol Meyrowitz

Meetings in 2016
4 in person, 2 telephonic

Introduction

The members of the Compensation Committee are independent directors, as defined by its charter and the rules of the SEC and NASDAQ Stock Market. For more information about the responsibilities of our Compensation Committee, see the "CD&A" section of this proxy statement.

Key Objective

The Compensation Committee's responsibilities include recommending to the Board our compensation philosophy and policies for senior management and aligning our compensation with business objectives, individual performance and the interests of our shareholders. The Compensation Committee sets the compensation levels of executive officers, including our CEO, establishes and administers our equity and cash incentive plans and authorizes awards under such incentive plans.

Further Areas of Responsibility

✓ Establishes and oversees the administration of our employee stock purchase plans, retirement plans and other employee benefit plans (other than ERISA-governed broad-based benefit plans where administration is otherwise provided in the governing plan document).

✓ Oversees risks associated with the company's compensation policies and practices and evaluates the compensation program to help ensure that it does not encourage excessive risk-taking.

✓ Reviews and makes recommendations with respect to non-management Board compensation.

✓ Administers our clawback policy.

✓ Prepares the Compensation Committee Report required under the rules of the SEC.

2016 Highlights

The 2016 *Compensation Committee Report* is included in the *Compensation Committee Report* section of this proxy statement. In addition, in 2016, the Compensation Committee conducted its annual pay for performance alignment analysis, peer benchmarking and risk assessment. In response to shareholder feedback, the Compensation Committee dedicated significant time to implementing cumulative 3-year goals in our long-term incentive program in 2016, that are tied to our 20/20 strategy and the creation of long-term shareholder value. In 2016, the Compensation Committee also engaged in a detailed analysis of our new CEO's compensation package to ensure alignment with shareholder interests.

Nominating and Corporate Governance Committee



"*Our top priority is to align the skills and experience of our directors and our Board leadership structure to support our strategic reinvention and the best interests of shareholders over the long-term.*"

Vijay Vishwanath
Chairperson

Other Committee Members
Drew Faust
Robert Sulentic

Meetings in 2016
4 in person, 1 telephonic

Introduction

The members of the Nominating and Corporate Governance Committee are independent directors, as defined by its charter and the rules of the NASDAQ Stock Market.

Key Objective

The Nominating and Corporate Governance Committee's responsibilities include providing recommendations to our Board regarding leadership structure, nominees for director, membership on our Board committees, and succession matters for our CEO. An additional function of the Nominating and Corporate Governance Committee is to develop and recommend to our Board our Corporate Governance Guidelines and to assist our Board in complying with them.

Further Areas of Responsibility

✓ Oversees the self-evaluation of our Board and committees to assess whether they are functioning effectively.

✓ Coordinates the formal evaluation of our Chairman, the CEO and other specified officers.

✓ Reviews and resolves conflict of interest situations and related party transactions.

✓ Oversees our political contributions and recommends to our Board any proposed revisions to our Corporate Political Contributions Policy Statement.

2016 Highlights

The Nominating and Corporate Governance Committee spent significant time in 2016 managing board succession planning and the recruitment process for the three new directors elected in 2016. The Committee considered the overall diversity of our Board and met to discuss the qualifications, feedback, references and other items regarding these directors, and other potential director candidates. The Committee also coordinated with the Ad Hoc Committee with respect to CEO succession. In addition, the Committee focused on investor feedback and developing responsive strategies to benefit all of the shareholders, as well as ways to enhance our director education practices.

RISK OVERSIGHT BY THE BOARD OF DIRECTORS

Our Board of Directors is ultimately responsible for reviewing and approving our risk management strategy and framework and key risk parameters. In terms of overseeing the broader ERM program, the Audit and Finance Committee, under powers delegated by the Board, is responsible for the review and approval of our risk management framework and ensuring that appropriate policies and practices are in place for risk assessment and management, including that all risk areas are being monitored by senior management, reported to the Board or appropriate Board committee by senior management and addressed as needed. The Audit and Finance Committee also provides oversight with respect to risks relating to the Company's accounting and financial reporting processes,

the integrity of the Company's financial statements, and cybersecurity, including our response to significant data security incidents. At each quarterly Board meeting, the Audit and Finance Committee reports to the Board on all of its specific activities.

Our most senior executives are responsible for collaborating with the Audit and Finance Committee to provide oversight of the risk management process and prioritize and validate key risks. Management is then responsible for implementing the Board and Board committee approved risk management strategy and for developing policies, controls, processes and procedures to identify and manage risks.

Senior members of management make up our Enterprise Risk Committee, which meets regularly to coordinate information sharing and mitigation efforts for all types of risks. The Audit and Finance Committee stays apprised of significant actual and potential risks faced by Staples and the effectiveness of its risk assessment and management process in part through detailed presentations at least twice a year from the Vice President of Internal Audit as the representative of the Enterprise Risk Committee. In 2016, management presented to the Audit and Finance Committee the results of its enterprise wide review of the major financial, operational and legal risks facing the company. For the most important risks, the CFO and Vice President of Internal Audit presented their mitigation strategies, which had been reviewed by the Enterprise Risk Committee. Management also reviewed with the Audit and Finance Committee its ERM methodologies for identifying and prioritizing financial, operational and legal risks and discussed the top level risks and related risk management.

In 2016, as part of the ERM process, significant attention was given to implementation of the Company's information security strategy. The Audit and Finance Committee provides oversight to management with respect to network security enhancements and other projects underway by the Global Technology team.

Independent of the enterprise risk management process, the Audit and Finance Committee is made aware of risks as a result of being briefed in person regularly by our Vice President of Internal Audit, as well as an annual briefing and quarterly reports by our Director of Global Compliance on compliance and ethics matters. These reports also are provided to the Board. The Audit and Finance Committee also meets regularly with the General Counsel and at least quarterly, in executive session, alone with the Vice President of Internal Audit. The Audit and Finance Committee uses the results of its discussions with our Vice President of Internal Audit to inform its overall view of risk and approve the proposed audit schedule for the internal audit group. Our internal audit group identifies, assesses and assists management in addressing and managing risks by using the Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission (2013), also known as the COSO framework.

The Audit and Finance Committee administers its risk oversight role through the Board committee structure as well. Each Board committee is responsible for monitoring and reporting on the material risks associated with its respective subject matter areas of responsibility. The Audit and Finance Committee oversees risks related to our accounting and financial reporting processes, the integrity of our financial statements, capital policies and practices, and financial transactions, the Nominating and Corporate Governance Committee oversees risks related to corporate governance, including director independence and related party transactions, and as discussed in the *"CD&A"* section of this proxy statement, the Compensation Committee oversees risks related to our compensation programs, including an annual review and risk assessment of the Company's compensation policies and practices for all associates and a risk assessment in connection with any changes to our compensation program.

In addition, the Board and the Audit and Finance Committee receive presentations throughout the year from management regarding specific potential risks and trends as necessary. At each Board meeting, the Chairman and CEO addresses in a directors only session matters of particular importance or concern, including any significant areas of risk requiring Board attention. We believe that the practices described above facilitate effective Board oversight of our significant risks.

STRATEGY

At its regularly-scheduled meeting in June of each year, our full Board reviews the Company's near- and long-term strategies in detail. The meeting is typically held off-site and includes presentations by and discussions with senior management regarding strategic initiatives. The Board remains involved in strategic planning throughout the year, engaging with management to review progress of and challenges to the Company's strategy, and to approve specific initiatives. In 2016, our Board and Committees devoted significant additional time throughout the year to review and discuss the Staples 20/20 strategy and related initiatives. Individual Board committees also consider strategic matters that fall within their areas of focus, such as our Audit and Finance Committee's involvement in the divestitures of our European and Australian operations as part of our strategic priority to focus on North America, and report to the full Board at regularly scheduled quarterly meetings. Our independent directors also meet in regularly scheduled executive sessions without management present, at which strategy is discussed.

DIVERSITY

Diversity has always been very important to us. We strive to offer an inclusive business environment that offers diversity of people, thought and experience, as well as diverse suppliers. This also holds true for our Board of Directors. Our Board is committed to seek out highly qualified women and individuals from diverse groups to include in the candidate pool of Board nominees, as reflected in our Guidelines. Additionally, the Board annually reviews the appropriate skills and characteristics of the Board members in light of the current composition of the Board, and diversity is one of the factors used in this assessment. Not only does the Board view diversity of experience, industry, skills and tenure as important, but also of age, gender and ethnic backgrounds. Since 2012, we have added eight new directors to our Board. These new directors include three women, one Hispanic, and one Asian. The Board is also provided with an annual report on diversity initiatives and Staples' approach and progress on such initiatives.

SUSTAINABILITY

In addition to our governance best practices, we have integrated leading environmental and social initiatives and programs in all facets of our operations. We are a recognized leader in environmentally-friendly business practices and have a long history of sourcing and selling eco-conscious products, providing recycling and green services, maximizing our energy efficiency and renewable use energy, and eliminating waste. We believe these efforts differentiate our brand, provide us with a competitive advantage, and support our Staples 20/20 strategic priorities which include accelerating mid-market growth in North America, rationalizing excess capacity and preserving profitability in North American Retail, and driving profit improvement and cost reduction across our company.

In 2016, we sold over $4 billion in products with environmental features. Staples has a growing portfolio of sustainable products, including Staples Brand. These products help meet the changing needs of our customers. Today, Staples offers more than 13,000 eco-conscious products across our delivery and retail businesses. Our strategic account leaders and dedicated sustainable solutions managers can help develop and execute sustainability programs for our Staples Business Advantage customers. Our Sustainability Center on staples.com helps raise awareness about how to identify eco-responsible products and makes it easy for customer to directly shop for those products.

We were the first company in our industry to offer a national electronics recycling program. Last year, we helped our customers recycle more than 25 million pounds of office technology and 50 million ink cartridges globally across our markets.

With a large portfolio of facilities and vehicles, Staples recognizes the significance of the energy usage and carbon emissions impacts of our operations. Reducing these impacts has been a cornerstone of our long-term sustainability initiatives. In 2016, we ended the year with 643 buildings certified to the ENERGY STAR standard, which represents 51% of active buildings in the US. By 2020, our goal is to reduce electrical intensity by 25% and total carbon emissions by 50% from 2010 levels.

We also partner directly with more than 2,200 suppliers, both large and small, to support a large, complex and geographically diverse supply chain. For years, Staples has worked with suppliers to advance and improve our offerings of greener products. We recently implemented smart-size packaging to improve our customer experience and reduce our carbon footprint to provide customized packaging tailored for individual orders. This allows us to reduce corrugate use by approximately 15% and void fill use by approximately 60% across our entire US network.

EVALUATION

We are committed to maintaining an effective Board that represents the best interests of the Company and our shareholders. We have an annual director self-evaluation process administered by our outside counsel to assess director performance, Board dynamics and the effectiveness of the Board and its committees. As part of the process, a written survey is developed with input from the Independent Chairman and each Board Committee Chair. Each director completes the survey and provides suggestions and feedback to our outside counsel, who then summarizes the results of the assessment and provides recommendations for improvements, to our Independent Chairman and to each

Board Committee Chair. This process allows directors to anonymously provide feedback on, among other things, (1) Board information, planning, and oversight, (2) Board structure and operation, (3) the Board's relationship with the CEO and management, (4) Committee structure and operations, and (5) director qualifications, preparedness and engagement. The Nominating and Corporate Governance Committee, as well as the full Board, discusses these results in executive session and uses them in determining the appropriate mix and skill set for Board composition and the nomination process, as well as addressing areas where the Board feels it can improve.

DIRECTOR CANDIDATES

The process followed by the Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to Board members and others for recommendations, engaging a professional recruiting firm to help identify and recruit potential candidates, meetings from time to time to evaluate biographical information

and background material relating to potential candidates and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and our Board. The Nominating and Corporate Governance Committee also considers the results of our robust Board self-evaluation process.

Shareholder-Recommended Director Candidates

Shareholders may recommend an individual to the Nominating and Corporate Governance Committee for consideration as a potential director candidate by submitting the following information: (1) the candidate's name; (2) appropriate biographical information and background materials regarding the candidate; and (3) a statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of our common stock for at least a year as of the date such recommendation is made.

Such information should be submitted to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, Staples, Inc., 500 Staples Drive, Framingham, Massachusetts 01702. Assuming that appropriate biographical and background material has been provided on a timely basis, the Nominating and Corporate Governance Committee will evaluate shareholder recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Shareholder-Nominated Director Candidates

Our proxy access by-law allows a shareholder, or a group of up to 25 shareholders, owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to two individuals or 20% of the Board (whichever is greater), provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in Article I, Section 7.4 of our by-laws. Notice of any such nomination must be received by the Corporate Secretary of Staples at 500 Staples Drive, Framingham, Massachusetts 01702, not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year's annual meeting. For the 2018 Annual Meeting, notice of proxy access nominations must be received no earlier than February 12, 2018 and no later than March 14, 2018. However, if the date

of our 2018 Annual Meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the shareholder must be received no earlier than 120 days prior to the 2017 Annual Meeting and not later than the later of (i) the 90th day prior to the 2017 Annual Meeting and (ii) the tenth day following the day on which public announcement of the date of the 2018 Annual Meeting is made or notice for the 2018 Annual Meeting was mailed, whichever occurs first.

In addition, shareholders have the right under our by-laws to directly nominate director candidates, without any action or recommendation on the part of the Nominating and Corporate Governance Committee or our Board and without such candidates being included in the Company's proxy materials, by following the relevant procedures summarized in this proxy statement under the caption "Shareholder Proposals."

COMMUNICATING WITH OUR BOARD

Our Board will give appropriate attention to written communications that are submitted by shareholders, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by the committee charters, the Chairperson of the Board (if an independent director), or the Independent Lead Director (if one is appointed), or otherwise the Chairperson of the Nominating and Corporate Governance Committee, with the advice and assistance of our General Counsel, is primarily responsible for monitoring communications from shareholders and other interested parties and for providing copies or summaries of such communications to the other directors as he or she considers appropriate.

Under procedures approved by our independent directors and subject to the advice and assistance from our General Counsel, communications are forwarded to the Chairperson of the Board (if an independent director), the Independent Lead Director (if one is appointed), or otherwise the Chairperson of the Nominating and Corporate Governance Committee,

who monitors communications from shareholders and other interested parties. Copies or summaries of such communications are provided to all directors, if such person considers it important and appropriate for all directors to know. In general, communications relating to corporate governance and corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications. In addition, in accordance with our Guidelines, if a meeting is held between a major shareholder (including institutional investors) and a representative of the independent directors, the independent Chairman will serve, subject to availability, as such representative of the independent directors.

Shareholders who wish to send communications on any topic to our Board should address such communications to The Board of Directors, c/o Corporate Secretary, Staples, Inc., 500 Staples Drive, Framingham, Massachusetts 01702.

› ELECTION OF DIRECTORS (ITEM 1 ON THE PROXY CARD)

The members of our Board are elected for a term of office to expire at the next annual meeting (subject to the election and qualification of their successors or the earlier of their death, resignation or removal). Ten directors, constituting our entire Board, are to be elected at the Annual Meeting. One of our current directors, Carol Meyrowitz, is not standing for reelection at the Annual Meeting and our Board therefore determined to reduce the size of the Board from eleven to ten upon her departure.

In considering whether to recommend any particular candidate for inclusion in our Board's slate of recommended director nominees, the Nominating and Corporate Governance Committee applies the assessment criteria set forth in our Corporate Governance Guidelines. These criteria include diversity, age and skills such as understanding of the office products market, the retail industry, e-commerce, finance, accounting, marketing, technology, risk oversight, international business and other operational and business knowledge needed to oversee a global multi-channel business. The principal qualification of a director is the ability to act effectively on behalf of all of our stockholders.

The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria, and no particular criterion is a prerequisite for any prospective nominee. We believe that the specific skills, qualifications and experience of our directors, considered as a group, should provide a mix of knowledge and abilities that will allow our Board to fulfill its responsibilities.



Director Qualifications, Skills and Experience

Audit, Financial Expertise	6
Corporate Governance	3
Consumer and Business Sales	8
E-Commerce / Marketing	6
International Operations	7
IT Management & Security Technology	4
Leadership and Management	8
M&A / Integration	5
Real Estate	2
Retail	3
Risk Oversight	5
Strategy	9
Supply Chain / Logistics	3

We believe each nominee in the slate presented below, through their own personal accomplishments and dedication to their profession and community, has demonstrated strong intellectual acumen, solid business judgment, strategic vision, integrity and diligence.

Each of the current directors consistently has demonstrated their strong work ethic and dedication to Staples, including coming prepared to meetings, asking insightful questions, challenging management's assumptions, focusing on long term business strategy, analyzing challenges, evaluating solutions and overseeing implementation.

We believe that the composition of the Board, including the varied tenure of our directors, combines institutional knowledge and understanding of our business model, products and services and historical growth strategies with fresh perspectives and exposure to alternative approaches to business process, which promotes lively Board discussion and effective oversight and problem solving.



Director Tenure Balance

Over 10 years: **1**

Less than 5 years: **6**

5 to 10 years: **3**

All of our nominees are current or former chief executive officers, chairpersons, directors or senior executives of large sophisticated corporations, educational institutions, or investors in a broad range of corporations. As such, they have a deep understanding of, and extensive experience in, many areas that are critical to our operation and success. We have determined that nominees who have served in these roles have extensive experience with one or more of financial statement preparation, compensation determinations, compliance, corporate governance, risk oversight, public affairs and legal matters.

Below is biographical information of each of the nominees, highlighting the particular experience, qualifications, attributes or skills of each nominee that supports the conclusion of the Nominating and Corporate Governance Committee that these individuals should serve as directors of Staples.

DIRECTOR BIOGRAPHIES



Drew Faust

Age: 69
Director Since: 2012

Current Staples Board Committees
- Nominating and Corporate Governance

Skills and Experience
- Corporate Governance
- Leadership and Management
- International Operations
- IT Management and Security
- Risk Oversight
- Strategy

Selected Other Positions
- Director, Harvard Management Company
- Director, Broad Institute
- Director, Ragon Institute

Education
- M. A. and Ph.D., American Civilization, University of Pennsylvania
- B.A., History, Bryn Mawr College, magna cum laude with honors

Career Highlights

Dr. Faust is the 28th President of Harvard University. Leading up to her appointment as President in 2007, Dr. Faust served as the Founding Dean of the Radcliffe Institute for Advanced Study charged with integrating the former Radcliffe College into Harvard University following the merger in 1999. Before Harvard, Dr. Faust served as the Annenberg Professor of History at the University of Pennsylvania, where she was a member of the faculty for 25 years. As President of Harvard, Dr. Faust is responsible for all aspects of Harvard's academic and administrative activities, which include operations and research and teaching activities across the globe. Dr. Faust also serves on the board of Harvard Management Company, which is responsible for investing Harvard's endowment and related financial assets to produce long term results to support the education and research goals of the university.



Curtis Feeny

Age: 59
Director Since: 2016

Current Staples Board Committees
- Audit and Finance, Executive

Skills and Experience
- Audit, Financial Expertise
- Business Sales
- IT Management and Security
- Leadership and Management
- Real Estate
- Strategy

Public Company Boards
Current
- CBRE Group, Inc.
Prior
- Trammell Crow Company (2000-2006)

Selected Other Positions
- Board Director, Stanford Federal Credit Union

Education
- M.B.A., Harvard Business School
- B.S., mechanical engineering, Texas A&M University, magna cum laude

Career Highlights

Mr. Feeny has been a Managing Director of Voyager Capital, a venture capital firm, since January 2000. Mr. Feeny has invested in enterprise software, data center systems, wireless infrastructure and Smart Grid technologies, and represents Voyager on the boards of several of its privately held portfolio companies. In 2001, Curtis was appointed by President George W. Bush to the Board of Directors of the Presidio Trust, where he served until 2006. From 1992 through 1999, Mr. Feeny served as Executive Vice President of Stanford Management Co., which manages the Stanford University endowment. He was responsible for investing and managing real estate and other asset classes including private equity and venture capital.



Paul-Henri Ferrand

Age: 53
Director Since: 2015

Current Staples Board Committees
- Audit and Finance

Skills and Experience
- Consumer and Business Sales
- Ecommerce/Marketing
- International Operations
- IT Management and Security
- Strategy

Education
- École Nationale Supérieure des Télécommunications (ENST)
- Lycée du Parc

Career Highlights

Mr. Ferrand has served as Vice President and Sector Lead, U.S. Services and Distribution Sector, of Google, Inc., a global provider of internet related services and products, since May 2014. In his role as the head of Google's largest customer sector, Mr. Ferrand leads performance-based advertising sales and related analytics. Before joining Google, Mr. Ferrand was President, Dell North America, at Dell, Inc., a global technology company, from August 2012 to March 2014, where he was responsible for leading Dell's business across all of North America, covering all segments (consumer and business). Mr. Ferrand previously held other positions at Dell, including Global Vice President & GM, Software and Peripherals from September 2011 to August 2012, President Dell Asia-Pacific-Japan from July 2010 to September 2011, Chief Marketing Officer, Dell Consumer, Small and Medium Business from January 2009 to September 2011, and President Dell APACs from March 2004 to December 2008. Before Dell, Mr. Ferrand served in various management positions at Nokia, Alcatel-Lucent and AT&T.



Shira Goodman

Age: 56

Director Since: 2016

Current Staples Board Committees
- Executive

Skills and Experience
- Consumer and Business Sales
- Corporate Governance
- Ecommerce/Marketing
- Leadership and Management
- Strategy
- Supply Chain/Logistics

Public Company Boards
Current
- CarMax Inc.
Prior
- The Stride Rite Corporation (2002-2007)

Education
- J.D., Harvard Law School
- S.M., Management Science, Massachusetts Institute of Technology
- B.A., Economics and Near Eastern Studies, Princeton University

Career Highlights

Ms. Goodman has served as President and Chief Executive Officer since September 2016. Ms. Goodman served in roles with increasing responsibility at Staples since joining the company in 1992, including President and interim Chief Executive Officer from June 2016 to September 2016, President, North American Operations from January 2016 to June 2016, and President, North American Commercial since February 2014. Prior to that, she served as Executive Vice President of Global Growth since February 2012, Executive Vice President of Human Resources since March 2009, Executive Vice President of Marketing since May 2001, and in various other management positions. Ms. Goodman has been a key architect of the Staples 20/20 strategy. Before Staples, Ms. Goodman worked at Bain & Company for six years in project design, client relationships and case team management.



Deborah Henretta

Age: 55
Director Since: 2016

Current Staples Board Committees
- Compensation

Skills and Experience
- Audit, Financial Expertise
- Consumer and Business Sales
- E-Commerce/Marketing
- International Operations
- Leadership and Management
- Retail
- Risk Oversight
- Strategy
- Supply Chain/Logistics

Public Company Boards
Current
- Corning Incorporated
- Meritage Homes Corporation
- NiSource, Inc.

Education
- M.A., Syracuse University
- B.A., St. Bonaventure University, summa cum laude

Career Highlights

Ms. Henretta currently serves as Senior Advisor to SSA & Company, an executive decision strategy consulting firm. Ms. Henretta also serves as Senior Advisor to General Assembly, a pioneer in innovative education and career transformation. Ms. Henretta has over 30 years of business leadership experience across both developed and developing markets, as well as expertise in brand building, marketing, philanthropic program development and government relations. She joined Procter & Gamble ("P&G") in 1985. In 2005, she was appointed President of P&G's business in ASEAN, Australia and India. She was appointed group president, P&G Asia in 2007, group president of P&G Global Beauty Sector in June 2013, and group president of P&G E-Business in February 2015. She retired from P&G in June 2015. Ms. Henretta also was a member of Singapore's Economic Development Board (EDB) from 2007 to 2013. In 2008, she received a U.S. State Department appointment to the Asia-Pacific Economic Cooperation's Business Advisory Council. In 2011, she was appointed chair of this 21-economy council, becoming the first woman to hold the position.



Kunal S. Kamlani

Age: 44
Director Since: 2015

Current Staples Board Committees
- Audit and Finance

Skills & Experience
- Audit, Financial Expertise
- Consumer Sales
- Marketing
- M&A/Integration
- Leadership and Management
- Risk Oversight

Public Company Boards
Current
- Sears Holdings Corp

Education
- M.B.A., Columbia University
- B.A., Economics and Political Science, Colgate University

Career Highlights

Mr. Kamlani is President of ESL Investments, Inc., a hedge fund sponsor, and has served in this position since March 2016. Prior to ESL, he was Chief Executive Officer of CASP Advisors, an independent advisory firm founded in 2015, which focuses on brand extension strategies, infrastructure development and mergers & acquisitions in the global cruise industry. Mr. Kamlani previously served as President and Chief Operating Officer of Prestige Cruise Holdings, the parent company of Oceania Cruises and Regent Seven Seas Cruises, from August 2011 until December 2014. Mr. Kamlani had previously served as Chief Financial Officer from August 2009 to March 2010 and was recruited back to Prestige Cruise Holdings in 2011. From March 2010 to May 2011, Mr. Kamlani served as head of the Global Investment Solutions division of Bank of America/Merrill Lynch where he was responsible for the Wealth Management Platform including managed accounts, mutual funds, stocks, bonds, new issues, insurance, alternatives and structured investments. Mr. Kamlani also served as Managing Director and Chief Operating Officer of Citi Smith Barney from 2006 until 2009 and in various other capacities at Citigroup since 2001.



John F. Lundgren

Age: 65
Director Since: 2016

Current Staples Board Committees
- Audit and Finance

Skills and Experience
- Audit, Financial Expertise
- Consumer and Business Sales
- International Operations
- Leadership and Management
- M&A/Integration
- Retail
- Strategy
- Supply Chain/Logistics

Public Company Boards
Current
- Callaway Golf Company
Prior
- Stanley Black & Decker, Inc. (2004-2016)

Education
- M.B.A., Stanford University
- B.A., Dartmouth College

Career Highlights

Mr. Lundgren retired in 2016 as Chairman and Chief Executive Officer of Stanley Black & Decker, Inc., the successor entity following the merger of The Stanley Works and Black and Decker in March 2010. Prior to the merger, Mr. Lundgren served as Chairman and Chief Executive Officer of The Stanley Works, a worldwide supplier of consumer products, industrial tools and security solutions for professional, industrial and consumer use. Prior to joining The Stanley Works in 2004, Mr. Lundgren served as President — European Consumer Products, of Georgia Pacific Corporation and also held various positions in finance, manufacturing, corporate development and strategic planning with Georgia Pacific and its predecessor companies, namely James River Corporation from 1995 to 1997 and Fort James Corporation from 1997 to 2000. Mr. Lundgren began his business career in brand management at the Gillette Corporation. Mr. Lundgren is also a former member of the board of directors of the National Association of Manufacturers.



Robert Sulentic

Age: 60

Director Since: 2007

Current Staples Board Committees
- Executive, Nominating and Corporate Governance

Skills and Experience
- Audit, Financial Expertise
- International Operations
- Leadership and Management
- M&A/Integration
- Real Estate
- Risk Oversight
- Strategy

Public Company Boards
Current
- CBRE Group, Inc.
Prior
- Trammell Crow Company (2002-2006)

Selected Other Positions
- British American Business Council
- Director, Baylor Healthcare System Foundation

Education
- M.B.A., Harvard Business School
- B.S., Computer Science, Iowa State University

Career Highlights

Mr. Sulentic has served as Chief Executive Officer of CBRE Group, Inc., a global commercial real estate services company, since 2012 and President since 2010. Mr. Sulentic also has been a member of the CBRE Board since 2012. He previously served as President of the Development Services business from 2006 to 2011 and as Chief Financial Officer and Group President, each from 2009 until 2010. In addition, Mr. Sulentic was a member of CBRE's Board and Group President of Development Services, Asia Pacific and Europe, Middle East and Africa from 2006 through 2009. Before CBRE, Mr. Sulentic served as President and Chief Executive Officer of Trammell Crow Company from 2000 through 2006, and was also Chairman of the Board from 2002 through 2006. He previously served as its Executive Vice President and Chief Financial Officer from September 1998 to October 2000.



Vijay Vishwanath

Age: 57
Director Since: 2007

Current Staples Board Committees
- Executive, Nominating and Corporate Governance

Skills and Experience
- Consumer and Business Sales
- Corporate Governance
- E-commerce/Marketing
- International Operations
- M&A/Integration
- Strategy

Public Company Boards
Prior
- Yankee Candle Corporation (2005-2007)

Education
- M.B.A., Harvard Business School
- B.S., Chemical Engineering, University of Texas, Austin

Career Highlights

Mr. Vishwanath has been a Partner at Bain & Company, a management consulting firm, since 1993 and is a leader in Bain's consumer products practice. Mr. Vishwanath first joined Bain in 1986, after working at Procter & Gamble. In his position at Bain, Mr. Vishwanath has counseled numerous Fortune 500 companies on consumer product and brand strategy, as well as marketing. Additionally, he advises CEOs and management teams of the leading global consumer companies on matters of strategy, organization, mergers and performance improvement, including growth, pricing, market spending and optimization, trade and channel management, and cost reduction across the entire value chain. Mr. Vishwanath also has valuable experience in corporate governance. Mr. Vishwanath has published several articles on a variety of consumer product issues, and has spoken to audiences around the world on the topic of growth and brand strategy.



Paul F. Walsh

Age: 67
Director Since: 1990

Current Staples Board Committees
- Compensation, Executive

Skills and Experience
- Audit, Financial Expertise
- Consumer and Business Sales
- E-commerce/Marketing
- International Operations
- IT Management and Security
- Leadership and Management
- M&A/Integration
- Retail
- Risk Oversight
- Strategy

Public Company Boards
Prior
- eFunds Corporation (2002-2007)
- Incon, Inc. (1995-1998)

Selected Other Positions
Current
- Chairman, United Dental Partners
- Director, Transaction Services Group
Prior
- Chairman, Sterling Backcheck Inc. (2010-2015)
- Director, Competitor Group Inc. (2013-2015)
- Trustee, Thunderbird School of Management (2009-2013)

Education
- M.B.A., Boston University, with honors
- B.S., Engineering, Tufts University

Career Highlights

Mr. Walsh has served as a Senior Managing Director of Calera Capital, a private equity firm, since September 2015, and was an Operating Partner of, and outside resource to, Calera Capital since 2008. Mr. Walsh serves on the board of directors of Transaction Services Group, a Calera Capital portfolio company. Before Calera, Mr. Walsh was the Chairman and CEO of eFunds Corporation from 2002 to 2007, a leading provider of risk management, electronic funds transfer services, prepaid card processing, and global outsourcing solutions to more than 10,000 financial services companies in more than 80 countries. eFunds also provides point-of-sale fraud prevention solutions to retailers and electronic benefits processing services to government entities. Additionally, in 2002, Mr. Walsh founded Clareon, which built one of the premiere B2B payment solutions in the U.S., utilizing technology co-developed with the U.S. Treasury. Clareon was later acquired by Fleet/Bank of America.

OUR BOARD RECOMMENDS THAT YOU VOTE <u>FOR</u> THE ELECTION OF EACH OF THE NOMINEES AS DIRECTORS.

› DIRECTOR COMPENSATION

The Compensation Committee ("the Committee") is responsible for making recommendations to our Board with respect to the compensation paid to our non-employee directors ("Outside Directors"). Our Outside Directors are predominantly compensated through equity awards, reflecting the Committee's philosophy that director pay should be aligned with the interests of our shareholders.

It is the Committee's goal to maintain a level of Outside Director compensation at the median of companies both within our peer group as well as similarly-sized companies in our general industry. The Committee annually reviews an extensive analysis of marketplace practices for Outside Director pay conducted by management and reviewed by the Committee's independent advisor. Consistent with our equity program for associates, the Outside Director compensation program also reflects a value-based approach to equity grants, in which the amount of the awards made to Outside Directors is based on a fixed value rather than a fixed number of shares.

2016 COMPENSATION

Each Outside Director receives an annual equity grant equal to $175,000 in the form of restricted stock units. The annual grants vest after one year. In addition, the following Outside Directors receive additional annual equity grants: (a) the Independent Lead Director receives restricted stock units with a value of $40,000; (b) each chairperson of the Audit and Finance Committee, Compensation Committee and Nominating and Corporate Governance Committee receives restricted stock units with a value of $32,000. In each case, these additional grants vest on the date of each of the four regularly scheduled quarterly Board meetings that such Independent Lead Director or chairperson holds such position and are paid in shares on the one year anniversary of the award. In addition, each Outside Director receives a quarterly cash payment of $18,750 and is reimbursed for reasonable expenses incurred in attending meetings of our Board. The chairperson of the Audit and Finance Committee receives an additional quarterly cash payment of $3,750.

New Outside Directors receive a one-time initial grant of restricted stock units equal to $150,000, which vests after three years. Mr. Feeny, Ms. Henretta and Mr. Lundgren received this initial grant in 2016, on the second business day following the 2016 Annual Meeting.

During fiscal year 2016, on the second business day following the 2016 Annual Meeting, each of our Outside Directors elected at the meeting received their annual restricted stock unit grants. The number of shares of restricted stock units to be granted is determined by dividing the fixed value by the closing price of our common stock on the date of grant. Upon a change-in-control of Staples or upon a director leaving our Board after reaching the age of 72, all of such director's restricted stock units would fully vest and be paid out.

In March 2016, each then-serving Outside Director voluntarily declined half of the quarterly cash payment of $18,750 for the next four quarters of their service as a director, in response to the pressures on our share price in fiscal year 2015. Each such director therefore temporarily received a reduced quarterly cash payment of $9,375 in June, September, and December of 2016, and March of 2017.

2017 COMPENSATION

On January 29, 2017, in line with the Company's previously announced Independent Chair policy, Mr. Sulentic was elected to the role of Independent Chairman of the Board. Mr. Sulentic has served as a Board Member since 2007 and in the role of Lead Director since 2015.

The Committee, in consultation with the independent compensation consultant, reviewed the change in role in light of compensation practices for the Independent Chair at peer group and S&P 500 companies. The Committee determined that an increase to Mr. Sulentic's compensation would be appropriate based on benchmarking data, but at the request of Mr. Sulentic, did not proceed to recommend any adjustments to his current pay as Lead Director.

The following table summarizes our current compensation structure for Outside Directors.

Role		Cash Retainer		Restricted Stock Unit Awards (1)		
		Standard	Role-Related	Standard	Role-Related	Total $
Independent Chairman		$75,000	—	$175,000	$40,000	**$290,000**
Chair	Audit and Finance	$75,000	$15,000	$175,000	$32,000	**$297,000**
	Nominating and Corporate Governance	$75,000	—	$175,000	$32,000	**$282,000**
	Compensation	$75,000	—	$175,000	$32,000	**$282,000**
Director		$75,000	—	$175,000	—	**$250,000**

(1)   New Outside Directors also receive a one-time initial grant of Restricted Stock Units equal to $150,000.

The table below sets out the 2016 fiscal year compensation received by our Outside Directors.

DIRECTOR COMPENSATION FOR 2016 FISCAL YEAR

Name*	Fees earned or paid in cash ($)	Stock[1] Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Basil L. Anderson [2]	35,625	0	0	0	35,625
Drew Gilpin Faust	46,875	175,001	0	0	221,876
Curtis Feeny	63,750	357,013	0	0	420,763
Paul-Henri Ferrand	46,875	175,001	0	0	221,876
Deborah A. Henretta	56,250	325,006	0	0	381,256
Kunal Kamlani	46,875	175,001	0	0	221,876
John F. Lundgren	56,250	325,006	0	0	381,256
Carol Meyrowitz	46,875	175,001	0	0	221,876
Rowland T. Moriarty [2]	28,125	0	0	0	28,125
Robert E. Sulentic	46,875	215,003	0	0	261,878
Raul Vazquez [2]	28,125	0	0	0	28,125
Vijay Vishwanath	46,875	207,008	0	0	253,883
Paul F. Walsh	46,875	207,008	0	0	253,883

*   Excludes Mr. Sargent and Ms. Goodman, who each served as CEO for a portion of 2016 and did not receive separate compensation for their services as director. Each of their compensation as a named executive officer is reported in the Summary Compensation Table included in this proxy statement.

(1)   The amounts shown in the Stock Awards column represent the aggregate grant date fair value of awards computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 for awards granted during our 2016 fiscal year, not the actual amounts paid to or realized by our Outside Directors during our 2016 fiscal year. The aggregate fair value of these awards is based on the market price of our common stock on the date of grant. Fractional shares are rounded up to the nearest whole share. Awards made during 2016 represent:

- Annual grant of restricted stock units to each director;

- For Mr. Sulentic, our Independent Lead Director for fiscal year 2016, restricted stock units with a grant date fair value of $40,000;

- For Messrs. Feeny, Vishwanath and Walsh, chair of our Audit and Finance Committee, chair of our Nominating and Corporate Governance Committee and chair of our Compensation Committee, respectively, for fiscal year 2016, restricted stock units with a grant date fair value of $32,000 each;

- For Messrs. Feeny, Henretta and Lundgren, who joined our Board in fiscal year 2016, restricted stock units with a grant date fair value of $150,000, granted in connection with the director's initial election to the Board and which vest after three years.

(2)   Messrs. Anderson, Moriarty and Vazquez did not stand for reelection to the Board at the 2016 Annual Meeting.

OUTSTANDING DIRECTOR AWARDS

The table below supplements the Director Compensation table above by providing (1) the number of restricted stock units awarded to our directors during our 2016 fiscal year and (2) the total number of outstanding stock options and restricted stock units held by our directors as of January 28, 2017, the end of our 2016 fiscal year.

Name	Grant Date	Award Type	Number of Shares Awarded in FY 2016	Grant Date Fair Value ($)	Total Options and Unvested Restricted Shares as of 2016 FYE
Drew Gilpin Faust	6/16/2016	RSU	20,115	175,001	20,115
Paul-Henri Ferrand	6/16/2016	RSU	20,115	175,001	29,173
Kunal Kamlani	6/16/2016	RSU	20,115	175,001	29,173
Carol Meyrowitz	6/16/2016	RSU	20,115	175,001	20,115
		OP	0	0	77,867
Robert E. Sulentic	6/16/2016	RSU	24,713	215,003	24,713
		OP	0	0	82,367
Vijay Vishwanath	6/16/2016	RSU	23,794	207,008	23,794
		OP	0	0	86,867
Paul F. Walsh	6/16/2016	RSU	23,794	207,008	23,794
		OP	0	0	68,867
New Directors in 2016					
Curtis Feeny	6/16/2016	RSU	41,036	357,013	41,036
Deborah A. Henretta	6/16/2016	RSU	37,357	325,006	37,357
John F. Lundgren	6/16/2016	RSU	37,357	325,006	37,357

RSU = Restricted stock unit, OP = Stock option

(1) Restricted stock unit awards granted in connection with the annual director grant vest in full on the first anniversary of the grant date, provided that the director then serves on our Board. Restricted stock unit awards made upon initial election as a director vest in full on the third anniversary of the grant date.

(2) Restricted stock units awarded to our Independent Lead Director and each chairperson of the Audit and Finance Committee, Compensation Committee, Nominating and Corporate Governance Committee vest ratably on the date of each of the four regularly scheduled quarterly Board meetings that such Lead Director or chairperson held such position and are paid on the one year anniversary of the award.

(3) Stock options awarded during 2008, 2009 and 2010 vested in full on the first anniversary of the grant date, provided that the director served on our Board. Stock option awards made prior to 2008 vested ratably on an annual basis over a four-year vesting period, provided that the director then served on our Board.

Stock Ownership by Directors

All Outside Directors are subject to a stock ownership guideline of five times the annual Board cash retainer and have five years after joining the Board to meet such ownership guideline. In 2016, all directors met the guidelines.

› EXECUTIVE COMPENSATION AND COMPENSATION DISCUSSION AND ANALYSIS

Our Compensation Discussion and Analysis ("CD&A") describes how we design and manage our compensation program, provides an overview of our business performance and progress in 2016 with our Staples 20/20 strategy and most importantly, demonstrates the strong link between pay and performance for our Named Executive Officers ("NEOs").

We also present a summary of shareholder feedback, the positive changes our Board has made to address this feedback, and describe how we established the compensation structure for our new CEO, appointed in September 2016.

The CD&A is structured as follows:

- An executive summary, including our business performance and shareholder engagement in 2016 (p.27)

- A presentation of compensation earned by our NEOs as a result of this performance (p.31)

- A detailed discussion of our 2016 compensation program (p.34) followed by the processes we use in designing and managing compensation (p.40)

- Additional material relating to governance of our compensation program such as policies relating to stock ownership and recoupment (p.42)

I EXECUTIVE SUMMARY

Guiding Principles of Our Compensation Program

The Committee believes that executive compensation should be directly linked to performance and the creation of long-term value for our shareholders.

Based on this principle, as well as consultation with shareholders, the Committee has developed annual and long-term incentive programs that are tied to objective, quantifiable, and rigorous performance metrics. The metrics we use in our incentive programs support the long-term alignment of pay with performance.

The structure of our executive compensation program is intended to enable the company to attract, retain and motivate a talented management team to drive our business objectives of both top line and bottom line results, as well as attractive returns on capital. We believe our overall program, and in particular our focus on granting performance-based awards, is consistent with current best practices in compensation design.

Business Overview

Staples is a world-class provider of products and services that primarily serve the needs of business customers of all sizes in seven countries. The overwhelming majority of our revenue is generated in North America. We are committed to providing superior value to our customers through a broad selection of products, easy to use websites and mobile platforms, a differentiated salesforce, an integrated retail and online shopping experience and a wide range of print and marketing and technology services. With the disposition of our European business, at the end of fiscal year 2016 we operated two business segments, North American Delivery and North American Retail.

Our vision is we help businesses succeed. This reflects a multi-year effort to evolve our company to become the product and service destination for businesses in a rapidly evolving and competitive marketplace. In May 2016, we introduced our Staples 20/20 strategic plan with four key priorities to transform Staples and get our company back to sustainable sales and earnings growth. We are extremely focused on allocating more resources to the businesses where we have our strongest competitive advantages, and deemphasizing our underperforming businesses. We're also prioritizing innovation as a key catalyst to further differentiate Staples from our competitors.

Our priorities are to:

- Accelerate mid-market growth in North America

- Narrow our geographic focus to North America

- Rationalize and preserve profitability of our North American Retail stores

- Drive profit improvement and cost reduction across the company

Our North American Delivery segment (58% of total company sales in 2016) consists of the U.S. and Canadian businesses, including Staples Advantage, Staples.com, Staples.ca, and Quill.com, that sell and deliver products and services directly to businesses and consumers. Our strategies for North American Delivery focus on driving increased customer acquisition, retention and share of wallet through our customized contract offerings, our membership programs and expanding categories beyond office supplies, with a particular focus on the mid-market customer segment. We are also focused on serving our customers by evolving our team-based contract selling model to be more unified and collaborative. We are driving growth in categories beyond core office supplies by adding specialists who have expertise in selling products like facilities and break room supplies, furniture, promotional products and technology products.

Our North American Retail segment (37% of total company sales in 2016) consists of 1,255 stores in the United States and 304 stores in Canada at year end. Our strategies for North American Retail focus on offering easy-to-shop stores with products that are readily available and easy to find, and knowledgeable sales associates to support customers while preserving profitability through increased customer conversion, cost reductions and growing our services businesses. Our goals are to continue to be a destination for core office supply categories like ink, toner and paper as well as products and services beyond office supplies, such as print and marketing services, facilities and break room supplies and technology products and services.

Staples 20/20 Strategic Priorities	2016 Staples 20/20 Accomplishments
Accelerate mid-market growth in North America	• Realigned our operating structure to better serve our customers by aligning our delivery businesses and mid-market customers within one business unit • Strengthened our differentiated approach to serving mid-market customers by combining the strength of our sales force with our digital expertise • Began scaling our membership programs, ending the year with significantly increased numbers of mid-market contract membership customers and small business membership customers who shop on Staples.com and Quill.com • Achieved double digit growth in sales beyond office supplies in the mid-market contract business
Narrow geographic focus to North America	• Entered into an agreement to sell a controlling interest in our remaining European operations to Cerberus Capital Management during the fourth quarter of 2016 and this transaction closed in early 2017 • Sold our UK retail business and operations to Hilco • Acquired Capital Office Products, one of the largest independent office products dealers in the U.S. • Partnered with Managed by Q to provide mid-market contract customers in New York City, Chicago, San Francisco and Los Angeles with an expanded offering of office services
Rationalize and preserve profitability of our North American Retail stores	• Continued to rationalize excess capacity in retail network through 48 store closures and reduce risk by shortening the average remaining lease life per store in North America • Increased customer conversion in both U.S. Stores and Canadian Stores • Drove growth in print and marketing services • Continued to simplify the operating environment for our retail associates so that they can spend more time engaging with customers
Drive profit improvement and cost reduction across the company	• After eliminating approximately $750 million of annualized pre-tax costs from 2013 – 2015, launched a plan to eliminate an additional $300 million of annualized pre-tax costs from 2016 – 2018 • Achieved goal of eliminating $100 million of annualized pre-tax costs in 2016 • Developed detailed plans to further reduce product costs, evolve our product stocking and promotional strategies, drive savings in our supply chain, eliminate fixed costs in our retail stores, and generate additional efficiency savings across the company in 2017 and 2018

2016 was a transformational year at Staples:

- Four new Directors joined our Board – three Outside Directors from a variety of different industries and our new CEO, Ms. Goodman

- We transitioned to separate CEO and Chairman roles pursuant to our previously announced Independent Chair policy

- Ms. Goodman simplified her management team from 15 to 10 roles that serve on Staples leadership team

- Ms. Goodman's target compensation as CEO is significantly at risk – 89% of Ms. Goodman's compensation is performance-based while Mr. Sargent's 2016 target compensation was 65% performance-based

- Ms. Goodman's total target compensation as CEO is at the 25th percentile of our peer group companies

- We eliminated many legacy executive perquisites in 2016 and plan to execute additional changes in 2017

Governance Outreach Program & Response to Shareholder Feedback

Robust Twice-Yearly Shareholder Engagement Program

For several years, Staples has conducted a comprehensive shareholder outreach program. Our Board values the opportunity to engage directly with our shareholders to hear their thoughts, better understand their views and represent their interests. As a result of this program, over the past several years, the Board has made significant enhancements to our corporate governance and compensation programs including proactive adoption of key governance initiatives and restructuring compensation to increase alignment between pay and performance.

In 2016, our Say-on-Pay proposal received support from 94% of shares voted at our annual meeting of shareholders.

In 2016, we reached out to the top 200 institutional investors, representing 86% of shares outstanding. As we reached out, we provided shareholders and proxy advisory firms with an update of Staples' governance and compensation practices. We ultimately held discussions with investors representing approximately 40% of our shares outstanding. Our Chair of our Compensation Committee and our Chair of our Nominating and Governance Committee participated in some of the discussions and played an important role in our outreach program.

Shareholder Feedback and Board Response

A summary of shareholder's perspectives related to executive compensation and the Board's response is provided below. Our other robust corporate governance practices that have developed in response to shareholder feedback are described elsewhere in this proxy statement.

We received overwhelmingly positive feedback from our discussions with shareholders. They were appreciative of the Committee's recent enhancements to the executive compensation program which included the following:

- Adopting 3-year cumulative goals for the long-term incentive program

- Adopting a policy limiting executive severance to 2.99 times the sum of the executive's base salary plus target annual cash incentive award, unless shareholder approval is obtained

- Ensuring that the performance goals in our incentive plans remain appropriately rigorous and are aligned with our business objectives

- Modifying our peer group to provide better comparisons with Staples

All enhancements to the executive compensation program were the direct result of shareholder feedback and based on the Committee's careful deliberation with input from management and the independent compensation consultant. Shareholders also applauded the changes made to our executive compensation program for the new CEO and

appreciated the continued responsiveness to shareholder feedback. CEO compensation is discussed more fully on page 33, but highlights of the program developed based on shareholder feedback are listed below.

- Ms. Goodman's total target compensation as CEO is at the 25th percentile of our peer group companies

- Ms. Goodman's target total compensation was approximately 12% less than Mr. Sargent's target compensation

  – to better align pay with Staples' historical performance

  – to reflect the fact that Ms. Goodman is a first-time CEO, and does not serve as the Chair of the Board of Directors

- 100% of the new CEO's long-term incentive award is performance-based shares, which results in 89% of the new CEO's total compensation package being performance-based. In 2016, Mr. Sargent's compensation was 65% performance-based

- No additional awards or one-time long-term incentives were offered to the new CEO

- Ms. Goodman also declined an increase in tax services reimbursement that was traditionally reserved for the CEO. The Company will be eliminating the executive tax services reimbursement program in 2017

We did not receive any shareholder proposals for inclusion in this year's proxy statement. Although the shareholder feedback on our executive compensation program was very positive, the Committee will continue to monitor the sentiments of our shareholders through our outreach program.

The Committee will also remain vigilant to ensure that the goals in our incentive plans remain rigorous and our peer group is composed of companies that appropriately reflect the evolving markets which our company operates in, and the changing composition of our company.

Committed to Compensation Best Practices

Things We Do	Things We Don't Do
• Strong alignment of pay and performance • 89% of CEO compensation is "at risk" • Both short- and long-term programs include performance goals • Rigorous, objective financial metrics on annual and performance-based long-term awards that are closely tied to business strategy • Cumulative three-year goals in the long-term incentive program • 3-year relative TSR modifier in performance-based long–term awards • Strong stock ownership guidelines (5x salary for CEO and up to 4x for other NEOs) • Double trigger change in control provisions in severance agreements • Policy requiring shareholder approval for executive severance in excess of certain limits • Clawback policy • Anti-hedging policy	• No employment agreements • No excise tax gross-ups in executive severance agreements • No pension plan • No private plane • Minimal executive perquisites

Plan Design & Components of Executive Compensation

Our NEOs for fiscal year 2016 were:

NEO	Title
Shira Goodman[1]	CEO
Christine T. Komola	Executive Vice President and CFO
Mark Conte	Senior Vice President and Corporate Controller
Joseph G. Doody	Vice Chairman
Michael Williams[2]	Executive Vice President and Chief Legal Officer
Ronald L. Sargent[3]	*CEO and Chairman*
John Wilson[4]	*President International Operations and Head of Global Transformation*

1   Ms. Goodman served as President, North American Commercial until her appointment as interim CEO on June 14, 2016 and permanent CEO on September 25, 2016.

2   Mr. Williams' title was Executive Vice President and General Counsel until January 2017.

3   Mr. Sargent stepped down from the CEO position on June 14, 2016 and left Staples on January 28, 2017.

4   Mr. Wilson left Staples on October 31, 2016.

Messrs. Conte and Williams qualified as NEOs for 2016 due to the review of our management structure as part of Ms. Goodman's transition to her new role as CEO.

In 2016, our executive compensation program had three elements: (1) base pay, (2) annual performance-based cash incentive and (3) long term incentive(s); for our CEO, from 2017 the long term incentive is 100% performance-based. For the other NEOs (excluding Mr. Conte), the long term incentive is 2/3rd performance-based and 1/3 time-based (Restricted Stock Units). The first chart below illustrates how our CEO's target compensation in structured; the second chart shows the (average) target structure of NEOs other than the CEO (excludes Mr. Conte and NEOs who left Staples during 2016):

CEO Target Opportunity Mix


Elements of Compensation
Base Salary 11%
Annual Incentives 17%
Long-Term Incentives 72%
Fixed vs. Performance Based
Fixed 11%
Performance Based 89%
Annual vs. Long-Term
Annual 28%
Long-Term 72%
Cash vs. Equity
Cash 28%
Equity 72%

NEO Average (excluding Mr. Conte & CEO) Target Opportunity Mix


Elements of Compensation
Base Salary 24%
Annual Incentives 18%
Long-Term Incentives 58%
Fixed vs. Performance Based
Fixed 43%
Performance Based 57%
Annual vs. Long-Term
Annual 42%
Long-Term 58%
Cash vs. Equity
Cash 42%
Equity 58%

Component	Fixed or Variable	2016 Benchmark/Metrics
Base Salary	Fixed	• Based on median of peers
Annual Cash Award	100% Performance based	• 50% Earnings Per Share • 25% Total Gross Profit Dollars • 25% Total Sales
Performance Share Award	100% Performance based	• 50% Return on Net Asset (RONA) % • 50% Operating Income Growth % • +/- 25% based on 3-year Relative Total Shareholder Return (TSR)
Restricted Stock Unit Award	100% Time based	• Vest ratably over 3 years (1/3, 1/3, 1/3)
Benefits	Fixed	• Broad-based plans and limited executive perquisites

2016 Compensation Results

The Committee sets rigorous financial metrics tied directly to the success of our strategy and the creation of long-term shareholder value in a highly competitive industry.

Both our annual cash award and our performance share awards for 2016 were 100% tied to objective and rigorous financial goals. We set our goals for our incentive programs within the first 90 days of the fiscal year. Target performance goals are generally based on our fiscal year operating plan and outlook for the coming year.

The following tables set out our results against our pre-determined, rigorous performance goals, under our incentive award plans for which there was a payout opportunity in 2016.

Annual Cash Incentive Award

	Target Value $	Actual Value $	Realized Value as % of Target
Shira Goodman	$1,244,291	$584,817	47%
Christine T. Komola	$621,154	$291,942	47%
Mark Conte[1]	$189,609	$120,378	63.5%
Joseph G. Doody	$593,635	$279,008	47%
Michael Williams	$271,802	$127,747	47%
Ronald L. Sargent	*$1,873,812*	*$880,692*	*47%*

1   Mr. Conte is not a member of Staples leadership team and was eligible for a different bonus plan in 2016 than the other NEOs.

*   Mr. Wilson was not eligible to receive a payment under the Annual Cash Incentive Award as he left Staples on October 31, 2016.

Performance Share Award

In March 2017, performance shares were earned and released for the 2014-2016 performance cycle.

- The target value and target number of shares were determined at the start of the performance period

- The realized value is a function of the number of shares earned, adjusted for relative total shareholder return and the stock price when shares are released

- For the 3-year performance period from 2014 – 2016, cumulative total shareholder return fell in the bottom one-third of the S&P 500, resulting in a 25% reduction in shares earned

- As a result, the realized value of performance share awards was 53.925% of target value

Performance Share Award, 2014 – 2016

Name	Target Value $	Target Shares[1]	Shares Awarded	Actual Value $[2]	Realized Value as % of Target
Shira Goodman	$2,169,112	161,874	87,291	$766,415	53.925%
Christine Komola	$2,169,112	161,874	87,291	$766,415	53.925%
Mark Conte[3]	—	—	—	—	—
Joseph Doody	$2,169,112	161,874	87,291	$766,415	53.925%
Michael Williams[4]	$406,271	30,019	16,189	$142,139	53.925%
Ronald Sargent	*$8,225,000*	*613,806*	*330,996*	*$2,906,145*	*53.925%*
John Wilson[5]	*$2,169,112*	*161,874*	*82,289*	*$722,497*	*50.835%*

1   Target shares calculated on share price of $13.40 on March 5, 2014 grant date and rounded up to the nearest full share.

2   Value based on closing price of $8.78 of Staples stock on date of release (March 7, 2017).

3   Mr. Conte is not eligible to receive Performance Share Awards.

4   Target shares calculated on share price of $13.40 on March 5, 2014 grant date and $14.43 on December 3, 2014 grant date, rounded up to the nearest full share.

5   Mr. Wilson's award was pro-rated to reflect the fact that he left Staples on October 31, 2016.

Total shareholder return (TSR) Notwithstanding our progress on key Staples 20/20 objectives, we believe total shareholder return on a 1-year basis was negatively affected by the U.S. District Court for the District of Columbia ruling in May, 2016 granting the Federal Trade Commission's request for a preliminary injunction to block Staples' acquisition of Office Depot, as well as year-over-year declines in total company sales and non-GAAP earnings per share during fiscal years 2014 – 2016. Our stock prices on the first and last day of fiscal 2016 were $8.92 and $9.16 respectively.

Total Shareholder Return	Staples	S&P Retail Index	S&P 500
1-year	+8%	+18%	+20%
3-year	-21%	+67%	+36%

New CEO Compensation

In 2016, Staples transitioned our CEO position from Mr. Sargent to Ms. Goodman, who was appointed to the role of interim CEO on June 14, 2016, and permanent CEO on September 25, 2016. The Committee engaged its independent compensation consultant, Exequity, to provide data and analysis to support the Committee's decision-making process in agreeing an appropriate target compensation structure and value for the new CEO.

In reaching its decision, the Committee considered many factors, including peer group CEO compensation, tenure of each of the CEOs, and the revenue and market capitalization of the peer group companies. The analysis also took into account whether the role of CEO at the peer companies was a combined CEO / Chair role or whether the peer group company had separate CEO and independent Chair roles.

> Ms. Goodman's total target annual compensation as CEO is at the 25th percentile of our peer group companies

The Committee determined that the following target total compensation was appropriate:

Base Salary	Annual Cash Incentive	Long Term Incentive
• Ms. Goodman's annual base pay was increased from $700,000 to $1,100,000 with effect from her appointment as CEO • Ms. Goodman served as interim CEO between June 14 and September 24, 2016. During this time, Ms. Goodman received a monthly stipend allowance of $30,500 to recognize her additional responsibilities as interim CEO, in addition to her base pay of $700,000. This stipend ceased on her appointment to the CEO role on September 25, 2016 • The base salary of $1,100,000 represents an 11.9% reduction in base salary compared to the base salary of Mr. Sargent, the previous CEO	• Ms. Goodman's annual cash incentive target as a percentage of base pay was increased from 85% to 150% on her appointment as interim CEO on June 14, 2016. The calculation of bonus earned took into account base pay and the monthly stipend she received to recognize her role as interim CEO • The 150% target is in line with Mr. Sargent's target opportunity as CEO and is in line with target percentages of peer group companies	• On the change of incumbent in the CEO role, the Committee determined that it would be appropriate for the CEO long term incentive to be 100% performance-based • The Committee also determined that the target value of the CEO long term incentive should be reduced • The Committee's guiding principle in moving from a Long Term Incentive ("LTI") practice of 2/3rds Performance Shares, 1/3rd time-based Restricted Stock Units was to reinforce our pay for performance philosophy and to more fully align our CEO's interests with those of our shareholders • Consequently, Ms. Goodman's first long term incentive grant as CEO was granted 100% in performance shares, with a target value of $7,250,000 • This represents a reduction of $975,000 or 11.8% of the target LTI value of the previous CEO, Mr. Sargent

Taking these changes together, this represents a reduction in target annual compensation for our CEO in excess of $1.3M or 11.8%, as set out in the table below.

		Target Annual Compensation as CEO		
		Mr. Sargent	Ms. Goodman	Difference, Ms. Goodman vs. Mr. Sargent
Base Salary		$1,249,208	$1,100,000	-$149,208
Target Annual Cash Incentive	150%	$1,873,812	150% $1,650,000	
Total Target Annual Cash		$3,123,020	$2,750,000	-$373,020
Long Term Incentives				
Target Value - Performance Shares		$5,483,333	$7,250,000	
Grant Date Value - Restricted Stock Units		$2,741,667	0	
Long Term Incentives - Total Target Value		$8,225,000	$7,250,000	-$975,000
Total Target Annual Compensation		$11,348,020	$10,000,000	-$1,348,020

❚❚ 2016 COMPENSATION PROGRAM

Overview

The Committee's compensation decisions in 2016 were intended to drive the highest level of executive team engagement to lead the organization through its strategic objectives, and to attract and retain world-class executive talent. In the course of its review, the Committee considered the complexity of the business, input on current market practices from the Committee's independent compensation consultant and management, the highly competitive environment for talent and prior years' Say-on-Pay votes.

- Staples' compensation philosophy is to target market median for base salary, annual cash and long-term incentive opportunities

- For 2016, the annual cash incentive was 100% performance based and the long term incentive was 2/3 performance-based (in the form of performance shares) and 1/3 time-based (in the form of restricted stock units)

- For 2017, the CEO's long term incentive will be delivered 100% in the form of performance shares, such that 89% of the total target compensation for the CEO will be performance-based. In 2016, Mr. Sargent's compensation was 65% performance-based.

Ms. Goodman - Total Compensation at Risk



Compensation Not At Risk: **11%**

Compensation At Risk: **89%**

Mr. Sargent - Total Compensation at Risk



Compensation Not At Risk: **35%**

Compensation At Risk: **65%**

Pay Elements

The table below summarizes the core elements of our 2016 compensation program for our NEOs.

	Base Salary	+	Annual Cash Incentive Awards	+	Performance Shares
Principal Contribution to Compensation Objectives	Attracts, retains and rewards talented executives with annual salary that reflects the executive's performance, skill set and value in the marketplace		• Focuses executives on annual financial and operating results • Links compensation to strategic plan • Enables total cash compensation to remain competitive within the marketplace for executive talent		• Rewards achievement of long-term business objectives and stockholder value creation • Propels engagement in long-term strategic vision, with upside for superior performance • Retains successful and talented management team
Performance Metrics			• EPS, Gross Profit Dollars and Total Sales Growth		• RONA %, Sales Growth %

Base Salary

Base salaries are reviewed and established annually or upon promotion / following a change in job responsibilities. Management makes recommendations based on market data, internal pay equity and each executive's level of responsibility, experience, expertise and performance.

In March 2016, our senior leadership team (including the NEOs, other than our Senior Vice President and Corporate Controller) elected not to receive any base salary increase. The Committee agreed, and also decided that Ms. Komola, our CFO, would not receive at the time, the second tranche of her salary increase previously approved in November 2015. Our Senior Vice President and Corporate Controller, while an executive officer, is not a member of our senior leadership team and received a base salary increase of 1.5%, effective May 1, 2016, in line with our merit budget for associates other than the senior leadership team. In June 2016, Ms. Komola received her increase of 7.1%, which had been approved in November 2015 in order to more appropriately position her salary compared to peer group CFOs. Ms. Goodman's salary was increased in connection with her promotion to CEO as described in the "Executive Summary – New CEO Compensation" section of this CD&A.

Annual Cash Incentive Plan

The NEOs are eligible to earn cash awards based on Company performance under the Amended and Restated Executive Officer Incentive Plan (other than Mr. Conte, who participates in our Annual Performance Award plan instead). Target awards are granted as a percentage of base salary.

The table below sets out the target % for 2016:

NEO	Target %
Shira Goodman[1]	150%
Christine T. Komola	85%
Mark Conte	50%
Joseph G. Doody	85%
Michael Williams	50%
Ronald L. Sargent	*150%*
John Wilson[2]	*Not applicable*

1   Ms. Goodman's annual cash incentive target as a percentage of base was increased from 85% to 150% on her appointment as interim CEO on June 14, 2016.

2   Mr. Wilson left Staples during 2016 and was not eligible to receive a payment under our annual cash incentive plan as a result.

Financial Performance Metrics

In March 2016, the Committee selected three performance metrics for the 2016 annual cash incentive awards:

- EPS (50%)

- Gross Profit Dollars (25%)

- Total Sales Growth (25%)

While EPS remained the same, Gross Profit Dollars and Total Sales Growth replaced our 2015 metrics of Gross Margin Dollars and Beyond Office Supplies Sales Growth, respectively. Gross Profit Dollars includes distribution, delivery, rent and other occupancy expense, and the Committee believed this was a more appropriate metric given our initiatives to reduce cost and improve efficiency in our supply chain and retail store network. The Committee also believed that Total Sales Growth

better aligned with our 2016 business objectives of growing mid-market sales in our delivery business, and driving traffic in stores and online across all categories. Our performance metrics are calculated on a non-GAAP basis.

Each performance objective was assigned an associated threshold achievement level below which no portion of the bonus attributable to that measurement was to be paid. Additionally, target and maximum levels are set with increased payouts for better than expected performance, with a maximum payout of 200% of target.

The Committee, working with its independent compensation consultant, employed statistical modeling and exercised judgment to assess the degree of difficulty of hitting various levels of performance to ensure the goals were robust yet attainable in the context of our business environment and progress to date on the reinvention strategy.

> No portion of any bonus is payable in the event the company fails to achieve the threshold EPS

2016 Annual Cash Incentive Plan - Goals & Metrics

	Target Value $	Actual Value $	Realized Value as % of Target
Shira Goodman	$1,244,291	$584,817	47%
Christine T. Komola	$621,154	$291,942	47%
Mark Conte[1]	$189,609	$120,378	63.5%
Joseph G. Doody	$593,635	$279,008	47%
Michael Williams	$271,802	$127,747	47%
Ronald L. Sargent	*$1,873,812*	*$880,692*	*47%*

1   Mr. Conte is not a member of Staples leadership team and was eligible for a different bonus plan in 2016 than the other NEOs. While the metrics were the same, the goals for Total Gross Profit $ and Total Sales Growth under this plan excluded our European and US Retail business units, resulting in an additional payout under the Total Gross Profit $ metric.

Metric	Weighting	Threshold	Target	Maximum	Actual	Achievement to Target	Contribution to Total Payout
Earnings Per Share	50%	$0.86	$0.91	$0.96	$0.906	99%	47%
Total Gross Profit $	25%	$5,305M	$5,491M	$5,677M	$5,191M	94%	0%
Total Sales Growth	25%	(0.6%)	1.4%	3.5%	(1.6%)	95%	0%
Total Payout %							47%

Earnings per Share (EPS) - Earnings per share is calculated based on figures reported in our financial statements, adjusted to remove certain non-recurring or non-cash charges. EPS is a funding mechanism for our annual cash incentive program and minimum performance must be attained for any payment to be earned. EPS generally is deemed to be a measure of financial success and its maximization is a prime indicator of operational health. The target goal was $0.91, which reflected an increase of $0.02 versus the target goal in 2015. In addition, the gap between threshold and target goals was set at just $0.05. This increased the difficulty of achieving the minimum EPS required to earn any annual incentive from 2015 and 2014, where the gap between threshold and target was $0.10 and $0.15, respectively.

Total Gross Profit $ - Gross profit $ is defined as sales, net of direct product costs (including the impact of vendor rebates or other promotional income), reserves for returns and allowances, and charges/credits for obsolescence, shrink, other margin additives, logistics and rent & occupancy (excluding the impact of foreign exchange fluctuations).

Total Sales Growth - Sales is defined as net sales of all product categories across both our core office products and beyond office supplies categories (excluding the impact of foreign exchange fluctuations).

For 2017, we simplified the annual bonus plan for our NEOs to be 50% based on our North American Retail results and 50% based on our North American Delivery results, with no bonus payable if a threshold EPS goal is not achieved. The metric selected for our North American Retail plan was Operating Income (100%). The metrics selected for our North American Delivery plan were Operating Income (50%) and Sales Growth (50%). These changes to the annual cash incentive plan reinforce our Staples 20/20 strategy, align with our focus to North America and the core deliverables of accelerating growth in our North American Delivery business and preserving profit in our North American Retail business.

Long Term Incentive Plan Awards

The 2016 long-term incentive awards for our NEOs (excluding Mr. Conte, who is not eligible to receive performance shares) for 2016 were granted 2/3 as performance shares and 1/3 as time-based Restricted Stock Units ("RSUs"), as authorized under our 2014 Stock Incentive Plan.

RSUs

- The Committee includes RSUs in the long-term incentive mix to be in line with typical practice among our peer group and the broader market.

- The Committee based its determination on feedback from shareholders, consultations with its independent compensation consultant, the need to remain competitive in the marketplace in recruiting top talent and other factors relating to each equity vehicle's impact on both the participants and the company.

- The RSUs vest in three equal annual installments, such that they are fully vested on the third anniversary of the grant date.

Performance Shares

- The performance shares were subject to a three-year performance period, with cumulative three-year goals. The Committee also set goals for the third year of our 2014-2016 long-term awards and second year of our 2015-2017 long-term awards, which had one-year goals set annually for the three-year performance periods.

- With respect to the performance shares, the award will be increased or decreased by 25% based on the company's three-year total shareholder return relative to the returns generated by the S&P 500 companies.

- As of January 28, 2017, our total shareholder return over the 2014-2016 performance period was at the 10th percentile of the S&P 500. Therefore, any awards earned for the 2014-2016 long-term awards were reduced by 25%.

2016 Plan Year Goals & Metrics

For 2016, the last year of the 2014 – 2016 performance cycle and the second year of the 2015-2017 performance cycle, the Committee selected Return on Net Assets ("RONA") % and Sales Growth %, each weighted at 50%, as the performance metrics. These were the same metrics as used in 2014 and 2015 and were selected because they were linked to the execution of our reinvention strategy and are indicators of stockholder value enhancement. The fiscal 2016 goals were as follows:

Metric	Weighting	Threshold	Target	Maximum	Actual	Payout %
RONA %	50%	9.00%	9.19%	9.38%	9.19%	100%
Sales Growth %	50%	(0.6%)	1.4%	3.5%	(1.6%)	0%
Total Plan Payout						50%

RONA % - RONA is calculated as net operating profit after taxes (operating profit, add rent expense) as a percentage of net assets (total assets, add interest bearing debt, add net capitalized rent, add implied goodwill).

Sales Growth % - Sales Growth is based on sales figures reported in our financial statements of 2016 compared to 2015.

Performance Share Award 2014 – 2016

The tables below set forth for each NEO the target award for the three-year performance period 2014-2016, actual shares earned, and the level of goal achievement for fiscal years 2014-2016.

Name	Target Value$	Target Shares[1]	Shares Awarded	Actual Value$[2]	Realized Value as % of Target
Shira Goodman	$2,169,112	161,874	87,291	$766,415	53.925%
Christine Komola	$2,169,112	161,874	87,291	$766,415	53.925%
Mark Conte[3]	—	—	—	—	—
Joseph Doody	$2,169,112	161,874	87,291	$766,415	53.925%
Michael Williams[4]	$406,271	30,019	16,189	$142,139	53.925%
Ronald Sargent	*$8,225,000*	*613,806*	*330,996*	*$2,906,145*	*53.925%*
John Wilson[5]	*$2,169,112*	*161,874*	*82,289*	*$722,497*	*50.835%*

1   Target shares calculated on share price of $13.40 on March 5, 2014 grant date and rounded up to the nearest full share.

2   Value based on closing price of $8.78 of Staples stock on date of release (March 7, 2017).

3   Mr. Conte is not eligible to receive performance share awards and instead receives his long-term incentive solely in the form of RSUs.

4   Target shares calculated on share price of $13.40 on March 5, 2014 grant date and $14.43 on December 3, 2014 grant date, rounded up to the nearest full share. Mr. Williams received a second tranche of performance shares in 2014 in connection with his promotion from Senior Vice President to Executive Vice President.

5   Mr. Wilson's award was pro-rated to reflect the fact that he left Staples on October 31, 2016.

3 Year Performance Period Achievement (2014 – 2016)

		FY14	FY15	FY16
RONA %	Actual Results	8.95%	9.03%	9.19%
	Target Goal	8.90%	9.16%	9.19%
	Weighting	50%	50%	50%
	Payout %	**103.55%**	**90.85%**	**100%**
Sales Growth %	Actual Results	-0.61%	-2.22%	(1.6%)
	Target Goal	2.29%	1.2%	1.4%
	Weighting	50%	50%	50%
	Payout %	**70.97%**	**66.02%**	**0.00%**
	Plan Year Payout %	**87.26%**	**78.44%**	**50.00%**

Total Payout % for three-year cycle (87.26% + 78.44% + 50.00% / 3) =	71.90%
Actual payout % after -25% TSR modifier applied (71.90% x 75%)	**53.925%**

Performance Share Award 2015 – 2017
(three-year performance period, annual goals)

The goal achievement for 2015 and 2016 will also be applied to the corresponding annual goals for our 2015-2017 performance share awards granted in March 2015 (subject to the TSR modifier), as set out below:

3 Year Performance Period Achievement (2015 - 2017)

Name	Target Value$	Target Shares		2015 (RONA% and Sales Growth%)	2016 (RONA% and Sales Growth%)	2017 (RONA% and Sales Growth%)
Christine Komola	$2,169,109	130,748		78.44%	50.00%	TBD
Mark Conte[1]	—	—				
Joseph Doody	$2,169,109	130,748				
Michael Williams	$575,009	34,660				
Ronald Sargent[2]	*$8,225,007*	*495,781*				
John Wilson[2]	*$2,169,109*	*130,748*				

1   Mr. Conte is not eligible to receive performance shares and receives his long-term incentive solely in the form of RSUs.

2   Messrs. Sargent and Wilson's awards will be pro-rated to reflect the fact that they left Staples on January 28, 2017 and October 31, 2016, respectively.

*   Achievement against 2017 goals will be determined by the Committee in March 2018.

Performance Share Award 2016 – 2018
(three-year performance period, three-year cumulative goals)

In response to shareholder feedback in 2016, the Committee adopted three-year cumulative goals for the 2016-2018 performance period. The Committee selected Return on Net Assets (RONA) % and Operating Income Growth ($M), each weighted at 50% as the performance metrics. Operating Income Growth ($M) replaced Sales Growth % as one of the two metrics to include our initiatives related to sales growth and operating efficiency in our long-term incentive plan.

The table below sets forth the target award for each NEO for 2016-2018:

3 Year Performance Period Achievement (2016 - 2018)

Name	Target Value$*	Target Shares
Shira Goodman[1]	$1,446,071	137,721
Christine Komola	$1,446,071	137,721
Mark Conte[2]	—	—
Joseph Doody	$1,446,071	137,721
Michael Williams	$383,334	36,508
Ronald Sargent[3]	*$5,483,342*	*522,223*
John Wilson[3]	*$1,446,071*	*137,721*

The 2016 – 2018 performance cycle was the first performance cycle where we set 3-year cumulative goals. Achievement against those 3-year cumulative goals will be determined by the Compensation Committee in March 2019.

* Reflects move to 2/3 performance shares and 1/3 RSUs for the 2016-2018 performance cycle.

1 Ms. Goodman received her grant prior to her promotion to CEO.

2 Mr. Conte is not eligible to receive performance shares and receives his long-term incentive solely in the form of RSUs.

3 Messrs. Sargent and Wilson's awards will be pro-rated to reflect the fact that they left Staples on January 28, 2017 and October 31, 2016, respectively.

2016 Restricted Stock Unit Grant

The table below sets forth for each NEO the target award for the annual Restricted Stock Unit grant made on April 22, 2016:

Name	Grant Date Value $*	Shares Granted
Shira Goodman	$723,041	68,861
Christine Komola	$723,041	68,861
Mark Conte[1]	$275,004	31,109
Mark Conte[2]	$300,003	33,937
Joseph Doody	$723,041	68,861
Michael Williams	$191,667	18,254
Ronald Sargent[3]	*$2,741,676*	*261,112*
John Wilson[3]	*$723,041*	*68,861*

* Reflects move to 2/3 performance shares and 1/3 RSUs for the 2016 -2018 performance cycle.

1 Mr. Conte is not a member of our senior leadership team and received his annual grant of restricted stock units in July, along with Staples' other eligible associates.

2 Mr. Conte received an additional special equity grant in July 2016.

3 Messrs. Sargent and Wilson's awards were forfeited upon their respective departures from Staples.

Setting Performance Goals

The table below highlights our history of setting challenging performance goals.

		Goal Attainment %	Payout %
Annual Cash Incentive		%	%
	2016	96.7%	47.0%
	2015	69.5%	33.1%
	2014	99.5%	87.0%
Performance Share Award for 2014-2016		%	%
	2016	50.00%	
	2015	78.44%	*53.925%
	2014	87.26%	
		71.90%	

*   Payout reflects downward adjustment related to relative TSR for the respective three-tier period.

Executive Benefits & Perquisites

Retirement Benefits

- We do not have a pension plan in which our NEOs participate. However, our NEOs are eligible to participate in defined contribution retirement income plans that are fully funded by the NEOs and supported by Staples through limited matching contributions.

- Our NEOs are eligible to participate in our 401(k) qualified plan on the same basis as our other salaried associates; however, their contributions are limited to 2% of eligible compensation. Due to the limitations on our officers' ability to contribute to our 401(k) plan, we maintain the Supplemental Executive Retirement Plan ("SERP"), which is a non-qualified deferred compensation plan intended to provide comparable benefits above the applicable limits of our 401(k) qualified plan. Under the SERP, officers of Staples may defer a total of up to 90% of their base salary and bonus and receive matching contributions up to a maximum of 4% of base salary and bonus.

Health and Welfare Benefits

- Our NEOs are eligible to participate in standard health and welfare programs on the same basis as our other salaried associates. These programs include medical, dental, vision, disability, and supplemental life insurance. We also have an Executive Benefits Program for all senior officers of Staples, including the NEOs, consisting of life insurance, long-term care insurance, a survivor benefit plan, and an executive physical program; as well as a legacy supplemental long term disability benefit in which Ms. Goodman is the only NEO who continues to participate. Ms. Goodman was provided this benefit before she was appointed CEO. For each plan or policy described above that requires payment of periodic premiums or other contributions, we generally pay such premiums or other contributions for the benefit of each NEO.

- In December 2016, the Committee scaled back the Executive Benefits Program by eliminating the non-standard life insurance, long-term care insurance and executive physical benefits for employees hired on or after January 1, 2017, and reducing the amount of the benefit available to them under the survivor benefit plan. For current employees, the Committee (i) froze the amount of the benefit available to them under the non-standard life insurance benefit and the survivor benefit plan as of December 31, 2016, (ii) eliminated the executive physical benefit as of May 2017, and (iii) eliminated the company reimbursement for their long-term care insurance benefit as of July 2017 (with some exceptions for employees over 65 years of age).

Expatriate Benefits

- Mr. Wilson received certain expatriate benefits in connection with his assignment to the Netherlands.

For more information about retirement and other benefits, see the "All Other Compensation" table" in this proxy statement.

Minimal Executive Perquisites

Our executive compensation program is almost completely free of perquisites.

- *Policy against reimbursement of excise tax on change in control payments.* We maintain a policy that prohibits Staples from entering into any compensation, severance, or employment-related agreement that provides for a gross up payment to cover taxes triggered by a change in control, including taxes payable under Sections 280G and 4999 of the U.S. Internal Revenue Code.

- *Aircraft Policy. During 2016,* Staples terminated its leased aircraft agreement and the policy of personal use of our leased aircraft. There was no personal use of our leased aircraft during our 2016 fiscal year before the termination of the policy.

- *Tax Services Reimbursement Program.* We reimburse some of our NEOs up to $5,000 each year for tax, estate, or financial planning services from a pre-approved list of service providers that must not include our independent registered public accounting firm. The reimbursements are not grossed up for taxes. The program allows for our CEO to be reimbursed up to $50,000 each year. On her appointment to the role of CEO, Ms. Goodman declined to accept the increase in tax service reimbursement from $5,000 to $50,000. The company plans to phase out this program during 2017.

III COMPENSATION PROCESS

Pay Philosophy

It is the company's philosophy that:

- Pay should be performance-based, so that excellent results yield relatively high pay and poor results yield relatively low pay

- Salaries and incentives should be referenced to median peer group practices, but when making decisions about compensation levels, the Committee relies upon its judgment and not on rigid guidelines or formulas

The Compensation Committee's Process

The Committee has established a number of processes to help ensure that our executive compensation program meets its objectives and is consistent with the pay philosophy described above. These processes also helped to inform the design of the 2016 Compensation Program described above.

Independent Compensation Consultant

Our Committee charter authorizes the Committee to engage independent legal and other advisors and consultants as it deems necessary or appropriate to carry out its responsibilities and prohibits the Committee's compensation consultants from serving as Staples' regular advisors and consultants. In our 2016 fiscal year, the Committee continued to use Exequity LLP as an independent advisor to advise on and assist the Committee with executive compensation matters. Under the terms of its written agreement, Exequity is responsible for, among other matters:

- Reviewing total compensation strategy and pay levels for executives

- Performing competitive analyses of outside board member and CEO compensation

- Examining all aspects of executive compensation programs to assess whether they support the business strategy

- Preparing for and attending selected Committee and Board meetings

- Supporting the Committee in staying current on the latest legal, regulatory and other industry considerations affecting executive compensation and benefit programs

- Providing general advice to the Committee with respect to all compensation decisions pertaining to the CEO and all compensation recommendations submitted by management

During our 2016 fiscal year, the independent consultant performed these responsibilities and met with the Committee in executive session without the presence of management. Exequity was also engaged to support the Compensation Committee with analysis and recommendations with respect to appropriate target annual compensation for Ms. Goodman

on her appointment to the role of CEO.

Consistent with the terms of the written agreement and the Committee charter, Exequity has, with the knowledge and consent of the Committee, provided input to management on matters to be presented by management to the Committee. Exequity has not performed services for Staples that were unrelated to Committee matters. During 2016, with the Committee's approval, Exequity assisted management by providing compensation data related to executive and non-executive positions. Most of the data reviewed by the Committee is generated by management and reviewed and advised upon by the compensation consultant. The principal consultant from Exequity attended each of the four Committee meetings during our 2016 fiscal year. Exequity was paid $87,861 for all services rendered during 2016. In September 2016, the Committee performed a conflict of interest assessment with respect to Exequity and no conflict of interest was identified.

Benchmarking

The Committee's typical practice is to review NEO compensation on an annual basis at its regularly scheduled meeting in December of each year, ahead of the beginning of the new fiscal year. The Committee typically benchmarks each NEO's compensation against data and analysis provided by management and the independent compensation consultant based on current proxy statement data from our peer group, and taking into account the Company's performance, shareholder feedback, and the results of our Say-on-Pay advisory vote.

In 2016, the Committee met in executive session and engaged the independent compensation consultant to provide benchmarking analysis and recommendations with respect to Ms. Goodman's target compensation in connection with her appointment to the CEO role on an interim basis in June, and a permanent basis in September, as described in the "Executive

Summary – New CEO Compensation" section of this CD&A. Given the departures of Messrs. Sargent and Wilson in 2016, the expectation that Ms. Goodman would be reviewing our management structure as part of her transition to the new role, the Committee's previous extensive analysis of current NEO compensation, and the fact that our Senior Vice President and Corporate Controller and Executive Vice President and Chief Legal Officer were not expected to be NEOs going forward, the Committee did not make any changes to the executive compensation for our other NEOs and determined that its typical benchmarking would not be productive.

Instead, in December 2016 the Committee focused on the competitiveness of base salary, total cash compensation (base salary plus annual cash bonus) and total long-term incentive compensation levels that would potentially be associated with Ms. Goodman's new management structure.

Peer Group

The Committee reviews our peer group extensively every three years, the last review being conducted in 2015.

The peer group analysis was conducted by the Committee's independent compensation consultant, using a proprietary model to compare the "fit" of each of the peer group companies to Staples' profile based on industry, company size, market valuation, and performance.

Based on a quantitative and qualitative assessment, the Committee retained twelve of the then peer group companies and included six new peer group companies. These changes were designed to ensure the overall peer group was more appropriately aligned with Staples from a revenue and market capitalization perspective.

The new companies selected at that time are shaded in the table below:

Bed Bath & Beyond	Kohl's Corporation	Office Depot, Inc.
Best Buy Co., Inc.	L Brands, Inc.	Publix Super Markets, Inc.
CarMax, Inc.*	Lowe's Companies, Inc.	Rite Aid Corporation
FedEx Corporation	Macy's, Inc.	Sysco Corporation
Gap Inc.	NIKE, Inc.	The TJX Companies, Inc.
J.C. Penney Company, Inc.	Nordstrom, Inc.	Xerox Corporation

* CarMax, Inc. will be removed from the peer group as our new CEO, Ms. Goodman, serves on the CarMax, Inc. Board.

We will again review our peer group in 2017 to ensure appropriate alignment for industry, revenue and capitalization following the divestiture of our European business and our geographic focus to North America, in addition to our strategic shift to B2B and delivery.

Compensation Analysis & Conclusions

This section describes the Committee's analysis and conclusions relating to the overall level of compensation for our CEO and other named executive officers.

CEO Compensation

Please refer to the "Executive Summary – Shareholder Feedback and Board Response" and "New CEO Compensation" sections of this CD&A for a full description of how Ms. Goodman's total target compensation as CEO was determined.

Compensation at Target - Based on the analysis of peer group CEO compensation provided by the independent compensation consultant, the Committee set target compensation for Ms. Goodman at the 25th percentile of our peer group companies.

Other NEO Compensation

As discussed in the "Compensation Process – Benchmarking" section of this CD&A, the Committee had previously been provided with extensive analysis with respect to the compensation of our other NEOs over the preceding years, and did not engage in further detailed benchmarking in 2016. The Committee had previously taken steps to align Ms. Komola's target compensation more closely with the 50th percentile of the peer group.

As Ms. Goodman finalized the management structure for 2017, the Committee were asked by management at the December meeting to instead review the appropriate target compensation for two expected executive officer roles: (i) the role of Vice Chairman and Chief Administrative Officer, which was filled in January 2017 by an external candidate, and (ii) the President, North American Delivery role, which was filled by an internal candidate at the beginning of fiscal 2017.

Conclusions

The Committee reviewed and established the target compensation for our CEO, appointed in September 2016 and determined that the overall target compensation was appropriate, given the target compensation agreed was a significant reduction versus the target compensation of the prior CEO and that it aligned with the 25th percentile of Staples peer group companies. The Committee also determined that the 2016 compensation for the other NEOs continued to be appropriate.

IV OTHER MATTERS

Termination Scenarios

The Committee regularly reviews all compensation components for our NEOs, including salary, bonus, current vested and unvested long term incentive compensation, the current value of owned shares, and cost of all perquisites and benefits. In addition, the Committee periodically examines similar information for other senior executives.

The Committee also reviews the projected payout obligations under potential retirement, termination, severance, and change-in-control scenarios to fully understand the financial impact of each of these scenarios to Staples and to the executives.

Documentation detailing the above components and scenarios with their respective dollar amounts was prepared by management for each of our NEOs and reviewed by the Committee in March 2017. This information was prepared based on compensation data as of the end of fiscal year 2016 and assumed that the various scenarios occurred at the end of fiscal year 2016. Similar termination scenario information with respect to our 2016 fiscal year is presented under the heading "Potential Payments upon Termination or Change-in-Control."

Based on this review, the Committee found the total compensation for each of our NEOs under these various scenarios to be reasonable. Many factors were considered, including, but not limited to, the contributions of the executive to Staples, the financial performance of Staples, the marketplace and the particular contemplated scenario.

Input from Management

Certain officers within our Human Resources department regularly attend Committee meetings to provide information and recommendations regarding our executive compensation program, including the Executive Vice President of Human Resources and Vice President of Compensation.

Among other things, these officers present our CEO's recommendations regarding any change in the base salary, bonus, equity compensation, goals related to performance-based cash or equity compensation and other benefits of other senior executives. These officers also compile other relevant data at the request of the Committee. The CEO's recommendations are based in part on the results of annual performance reviews of the other executives.

The Committee is not bound by such recommendations but generally takes them into consideration before making final determinations about the compensation of such executives other than our CEO.

The CEO, at the discretion of the Committee, may be invited to attend all or part of any Committee meeting to discuss compensation matters pertaining to the other executives. In fiscal 2016, Mr. Sargent attended the regularly scheduled compensation committee meetings in March and June.

Ms. Goodman attended the regularly scheduled meetings in June and December. When discussing compensation matters pertaining to our CEO, the Committee generally meets in executive sessions with its independent compensation consultant without any member of management present.

Administration of Incentive Plan

The Board and the Committee, through delegated powers, have broad discretion in administering the cash and stock incentive plans under which new awards may be made. This discretion includes the authority to grant awards, determine target awards, and select performance objectives and goals, along with the ability to adopt, amend and repeal such administrative rules, guidelines and practices as deemed advisable. In addition, the Committee has broad discretion to modify awards and determine goal attainment and the payment of awards under our current plans.

The Committee may determine to what extent, if any, specific items are to be counted in the relevant financial measures for any particular business and whether special one-time or extraordinary gains and/or losses and/or extraordinary events should or should not be included or considered in the calculation of goals. The Committee can decrease but not increase incentive awards for NEOs.

The Board has delegated authority to the Chairman and CEO to grant stock options and restricted stock units and, in his capacity as Chairman, restricted stock to non-executive employees out of an annual pool of 600,000 shares. Given our appointment of an independent Chairman in 2017, the Board expects to revisit this delegation.

The annual pool is designed to be used between quarterly Committee meetings to facilitate making new hire and retention grants and to reward special accomplishments and achievements of associates. Awards from the annual pool are granted on the earlier of the first business day of the month that follows appropriate approval or two business days after the Committee's ratification of the award. Awards from this pool cannot be granted to executive officers.

Risk Assessment

At the December 2016 meeting, the Committee conducted its annual risk assessment of our executive officer compensation programs. The evaluation included an analysis of the appropriateness of our peer group, compensation mix, performance metrics, performance goals and payout curves, payment timing and adjustments, equity incentives, stock ownership guidelines/trading policies, performance appraisal process and leadership/culture. In addition, the Committee reviewed the major compensation plans with regard to risk mitigators attributable to each of the programs.

The risk mitigators included the balanced mix of cash and equity incentives, the mix and quality of the performance metrics, the stock ownership guidelines and a broad recoupment policy. The Committee also considered and reviewed the input from participants in our corporate governance outreach program.

Based on its evaluation and recognizing that all compensation programs are inherently risk laden, the Committee determined that the level of risk within our compensation programs was appropriate and did not encourage excessive risk taking by our executives. Accordingly, the Committee concluded that our compensation programs are not reasonably likely to have a material adverse effect on the Company.

Stock Ownership

Within five years of becoming an officer of the Company, our senior executives must attain minimum ownership of Staples common stock equal in value to no less than a defined multiple of their salary. The applicable multiples for Company officers are:

- CEO: 5x Salary

- CFO: 4x Salary

- Presidents: 3x Salary

- Other Executive Officers: 1 - 2x Salary[1]

As of January 28, 2017, all senior executives had achieved the minimum ownership except for Ms. Goodman and Ms. Komola, who were both within their phase-in period. Ms. Komola subsequently satisfied the minimum ownership requirement in March 2017.

[1] The stock ownership guidelines do not apply to Mr. Conte as he is not a member of our senior leadership team.

Recoupment Policy

Our annual cash bonus plans, long term incentive plans and agreements and severance arrangements provide for forfeiture and recovery of undeserved cash, equity and severance compensation from any associate that engages in certain particularly harmful or unethical behaviors such as intentional

deceitful acts resulting in improper personal benefit or injury to the company, fraud or willful misconduct that significantly contributes to a material financial restatement, violation of the Code of Ethics and breach of key associate agreements.

Hedging and Pledging Company Securities

Hedging. Our Insider Trading Policy prohibits, among many other actions, our associates and directors from entering into derivative transactions such as puts, calls, or hedges with our stock.

Pledging. Our Insider Trading Policy prohibits the use of Staples' securities as collateral in margin accounts. However, in limited circumstances, pledging of Staples' securities for bona fide loans which may require such securities as collateral may be allowed, provided such pledge is cleared with the General Counsel. In the past five years, the General Counsel has not cleared, or been asked to clear, any pledge of Staples' securities.

Tax and Accounting Implications

Under Section 162(m) of the U.S. Internal Revenue Code, certain executive compensation in excess of $1 million paid to our CEO and to our three most highly compensated officers (other than the CEO and CFO) whose compensation is required to be disclosed to our stockholders under the Securities Exchange Act of 1934, is not deductible for federal income tax purposes unless the executive compensation is awarded under a performance-based plan approved by stockholders.

To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee has not adopted a policy that all compensation must be deductible. The Committee reviews the impact of Section 162(m) and intends, to the extent it determines to be practicable, to preserve deductibility under the Internal Revenue Code of compensation paid to our executive officers when consistent with our goal of utilizing compensation programs that attract and retain key executives and align with stockholder interests.

All annual cash incentive awards and performance shares awarded to our NEOs are paid pursuant to plans approved by our stockholders and are potentially deductible by us. Time-based restricted stock does not qualify for the performance-based exception to Section 162(m), but the Committee has determined that the retention benefit derived from such awards outweighs any potential tax benefit to us.

The compensation that we pay to our NEOs is expensed in our financial statements as required by U.S. generally accepted accounting principles. As one of many factors, the Committee considers the financial statement impact in determining the amount of, and allocation among the elements of, compensation. Stock-based compensation is accounted for as required under FASB ASC Topic 718.

COMPENSATION COMMITTEE REPORT

The Committee's objective was to maintain a strong link between pay and performance and to continue to motivate our executives to execute on the key priorities of the strategic plan. The Committee reaffirmed its commitment to pay for performance and the compensation philosophy established in 2013.

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on this review and discussion, recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee

Paul Walsh, Chair
Deborah Henretta
Carol Meyrowitz

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table sets forth certain information concerning the compensation of our CEO, our former CEO, our CFO, our three other most highly compensated executive officers serving as of the end of our 2016 fiscal year, and one other executive officer who left Staples during 2016, whom we refer to collectively as the "NEOs."

	Year	Salary ($)	Stock Awards ($) (1)	Bonus	Option Awards ($)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
Shira Goodman *Chief Executive Officer*	2016	942,028	2,169,111			584,817	77,938	3,773,894
Christine T. Komola *EVP, Chief Financial Officer*	2016	730,769	2,169,111			291,942	72,637	3,264,460
	2015	646,384	2,169,109			181,860	78,100	3,075,453
	2014	584,063	2,169,112			495,347	59,142	3,307,664
Mark Conte *SVP, Corporate Controller*	2016	379,219	575,007			120,378	24,630	1,099,233
Joseph G. Doody *Vice Chairman*	2016	698,394	2,169,111			279,008	140,866	3,287,380
	2015	694,229	2,169,109			195,321	146,416	3,205,075
	2014	678,020	2,169,112			755,188	115,799	3,718,119
Michael Williams *EVP, Chief Legal Officer*	2016	543,604	575,001			127,747	37,081	1,283,433
Ronald L. Sargent *CEO and Chairman*	2016	1,249,208	8,225,018			880,692	309,134	10,664,052
	2015	1,249,208	8,225,007			0	389,360	9,863,575
	2014	1,249,208	8,225,000			2,591,478	325,851	12,391,537
John Wilson *President, Intl Operations* (4)	2016	529,904	2,169,111			86,359	598,854	3,384,228
	2015	693,233	2,169,109			195,041	419,360	3,476,743
	2014	668,000	2,169,112			495,292	326,725	3,659,129

(1)   The amounts shown in the Stock Awards column represent the aggregate grant date fair value of awards computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, not the actual amounts paid to or realized by the NEOs during our 2016, 2015 and 2014 fiscal years. An explanation of vesting of restricted stock unit awards, as well as the methodology for payouts under performance share awards is discussed in the footnotes to the "*Grants of Plan-Based Awards for 2016 Fiscal Year*" and "*Outstanding Equity Awards* at *2016 Fiscal Year End*" tables below.

The amounts shown in the Stock Awards column in 2016 represent the grant date fair value of the 2016-2018 performance share awards granted under the 2014 Stock Incentive Plan. The fair value of these awards is based on the closing price of our common stock ($10.50) on April 22, 2016 (grant date) and is calculated at the target share payout for the three-year performance period. For information about the threshold and maximum payout amounts under these awards, see the "*Grants of Plan-Based Awards for 2016 Fiscal Year*" table below.

For our three-year performance share awards in 2016, actual shares earned are based on achievement of goals established for the three-year period. In addition, any award that is earned based on performance will be increased or decreased by 25% based on Staples' three-year TSR relative to the returns generated by the S&P 500 over the same period.

(2)   The Non-Equity Incentive Plan Compensation column includes amounts earned under the annual cash incentive award, and in 2014 also includes amounts earned under the legacy long term cash awards. NEOs no longer receive long term cash awards.

(3)   The All Other Compensation column represents the following amounts, as applicable for each NEO:

- Contributions made on a matching basis pursuant to the terms of our 401(k) plan and SERP.

- Premiums paid under our executive life insurance and long-term disability plans, reimbursement of taxes owed with respect to such premiums, and premiums paid under our long-term care plan. In fiscal year 2016, annual premiums paid under our executive life insurance plan for Mr. Sargent, Ms. Komola, and Mr. Doody were $100,000, $19,304, and $50,000, respectively. Messrs. Conte, Williams and Wilson's and Ms. Goodman's life insurance coverage was in the form of Death Benefit Only, providing for Staples to pay their beneficiary upon their death, and taxes were not reimbursed with respect to those premiums. There was no annual premium paid for Mr. Williams in 2016 because the Company had already fully funded his policy through premiums paid in prior years. In fiscal year 2016, annual premiums paid under our long-term disability plans for Mr. Sargent and Ms. Goodman were $16,836 and $3,570, respectively.

- Tax preparation services.

- Executive physical and registry program.

- Cash payments described in the "*All Other Compensation*" table below.

(4)   Mr. Wilson received monthly severance payments in 2016 equal to his monthly base salary rate in effect upon his departure from Staples on October 31, 2016, plus one-twelfth of his average annual cash award over the prior three years. The amounts representing salary are included in the "All Other Compensation" column and the amounts representing his average annual cash award are included in the "Non-equity Incentive Plan Compensation" column. In connection with his departure from Staples we also agreed to make a contingent termination payment in 2017, which is not included in the table and which represented the amount Mr. Wilson would have otherwise received under our Amended and Restated Executive Officer Incentive Plan had he remained employed through the end of fiscal year 2016, pro-rated to account for the time he was actually employed. Mr. Wilson received $211,697 in 2017 pursuant to this contingent termination payment.

All Other Compensation

The table below sets forth the dollar amounts that we paid for each applicable item listed above.

		401(k)	SERP	Executive Life Insurance	Long-Term Disability	Long-Term Care	Tax Services	Physical	Cash Payments	Totals
Shira Goodman	2016	2,650	43,593	21,553	6,400	1,242	2,500	0	0	$77,938
	2016	2,650	36,313	28,577	0	1,022	1,075	3,000	0	$72,637
Christine T. Komola	2015	2,650	42,229	28,599	0	1,022	1,050	2,550	0	$78,100
	2014	2,600	23,100	28,620	0	1,022	1,050	2,750	0	$59,142
Mark Conte	2016	0	0	21,035	0	3,595	0	0	0	$24,630
	2016	2,650	27,936	103,484	0	1,796	5,000	0	0	$140,866
Joseph G. Doody	2015	2,650	47,570	86,550	0	1,796	5,000	2,850	0	$146,416
	2014	2,600	27,076	79,327	0	1,796	5,000	0	0	$115,799
Michael Williams	2016	2,650	25,321	0	0	3,810	5,000	300	0	$37,081
	2016	2,650	49,968	188,857	12,754	1,555	50,000	3,350	0	$309,134
Ronald L. Sargent	2015	2,650	114,293	189,036	31,826	1,555	50,000	0	0	$389,360
	2014	2,600	50,625	189,215	31,856	1,555	50,000	0	0	$325,851
	2016	2,650	31,649	41,691	0	5,304	0	0	517,560	$598,854
John Wilson [1]	2015	0	47,199	0	0	5,304	3,053	0	363,804	$419,360
	2014	0	26,720	0	0	5,064	18,200	0	276,741	$326,725

(1)   Mr. Wilson's payments reflect his expatriate assignment from the U.S. to the Netherlands. The total shown for tax services is the actual cost of Mr. Wilson's tax preparation services. The total shown for cash payments includes (i) $172,652 in 2016 representing severance payments made to Mr. Wilson following his departure from Staples, (ii) the cost of secondary housing while on assignment and following Mr. Wilson's departure from Staples, and (iii) a cost of living differential allowance, school fees, automobile and home leave costs while on assignment.

Grants of Plan-Based Awards for 2016 Fiscal Year

The following table sets forth summary information regarding grants of plan-based awards made to the NEOs for our 2016 fiscal year.

Name	Grant Date	Committee Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (1)			All Other Stock Awards (2)	Grant Date Fair Value of Stock Awards
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Number of Shares of Stock or Units	
Shira Goodman	(3)		155,536	1,244,291	2,488,582					
	4/22/2016	4/20/2016							68,861	$723,041
	4/22/2016	4/20/2016				34,430	137,721	275,442		$1,446,071
Christine T. Komola	(3)		77,644	621,154	1,242,308					
	4/22/2016	4/20/2016							68,861	$723,041
	4/22/2016	4/20/2016				34,430	137,721	275,442		$1,446,071
Mark Conte	(3)		23,701	189,609	379,218					
	7/1/2016								65,046	$575,007
Joseph G. Doody	(3)		74,204	593,635	1,187,270					
	4/22/2016	4/20/2016							68,861	$723,041
	4/22/2016	4/20/2016				34,430	137,721	275,442		$1,446,071
Michael Williams	(3)		33,975	271,802	543,604					
	4/22/2016	4/20/2016				9,127	36,508	73,016		$383,334
Ronald L. Sargent	(3)		234,227	1,873,812	3,747,624					
	4/22/2016	4/20/2016							261,112	$2,741,676
	4/22/2016	4/20/2016				130,556	522,223	1,044,446		$5,483,342
John Wilson	(3)		74,524	596,190	1,192,380					
	4/22/2016	4/20/2016							68,861	$723,041
	4/22/2016	4/20/2016				34,430	137,721	275,442		$1,446,071

(1) On April 20, 2016, the Compensation Committee established the threshold, target and maximum payout levels for the 2016-2018 performance share awards granted pursuant to our 2014 Stock Incentive Plan. Amounts earned under performance share awards and shown in the table may be increased or decreased by 25% based on Staples' three-year TSR relative to the returns generated by the S&P 500 over the same period.

The grant date fair value of these awards is based on the closing price of our common stock ($10.50) on April 22, 2016 (grant date) and the target payout amount. The table below provides additional information about the value of the awards based on threshold and maximum payout levels for all three years of the performance period, excluding any increase or decrease based on TSR performance:

NEO	2016-2018 Threshold ($)	2016-2018 Target ($)	2016-2018 Max ($)
Shira Goodman	$361,518	$1,446,071	$2,892,141
Christine T. Komola	$361,518	$1,446,071	$2,892,141
Mark Conte	—	—	—
Joseph G. Doody	$361,518	$1,446,071	$2,892,141
Michael Williams	$95,834	$383,334	$766,668
Ronald L. Sargent	$1,370,835	$5,483,342	$10,966,683
John Wilson	$361,518	$1,446,071	$2,892,141

For our three-year performance share awards, actual shares earned are based on achievement of goals established for the three-year performance period.

(2) Restricted Stock Units granted pursuant to our 2014 Stock Incentive Plan as part of our long-term incentive pay mix in 2016, vesting in three equal installments over a three-year period. The grant date fair value of these awards is based on the closing price of our common stock ($10.50) on April 22, 2016 (grant date).

(3) On March 1, 2016, the Compensation Committee established the performance objectives for the 2016 annual cash incentive awards under the Amended and Restated Executive Officer Incentive Plan, as well as the threshold, target and maximum payment levels. See "CD&A" for information about 2016 goal achievement.

Vesting Provisions of Plan-Based Awards

2016 Compensation Program:

Annual Cash Incentive Plan Awards. Payments of annual cash incentive plan awards under the Executive Officer Incentive Plan are determined based on achievement of performance goals and continued service to Staples. In addition, the following provisions apply:

- *Retirement*. If a NEO terminates his employment before the end of a performance period and if the NEO has satisfied the "Rule of 65" requirements (attainment of age 55 plus years of service to Staples is equal to or greater than 65), then the NEO is eligible for a prorated award based on the number of days the NEO was employed during the plan year. A prorated award will only be paid out if the Compensation Committee certifies achievement of the objectives and the payouts at the end of the plan year.

- *Death*. Upon a NEO's death before the end of the plan year, annual cash incentive plan awards will be paid out at 100% of the target award, regardless of the amount that would have been earned based upon achievement of the performance goals.

- *Disability*. If a NEO's employment is terminated due to disability before the end of the plan year, then the NEO is eligible for a prorated award based on the number of days the NEO was employed during the plan year. Prorated awards will only be paid out if the Compensation Committee certifies achievement of the objectives and the payouts at the end of the plan year.

- *Termination of Employment*. Other than as described above, all annual cash incentive plan awards are forfeited upon termination of employment.

Performance Shares. Performance share awards are earned based on achievement of performance objectives for each year of the performance period, but do not fully vest until the three-year performance period is completed. In addition, the following provisions apply:

- *Termination of Employment by Staples, Retirement or Resignation*. If a NEO is terminated other than for "cause" (as defined in the award agreement) or the NEO retires or resigns and the age and years of service requirements of our Rule of 65 have been satisfied, then the NEO may be eligible to receive (i) shares earned for completed fiscal years within the performance period and, for partial fiscal years during which the named executive officer was employed by Staples, a pro rata portion based on the days employed by Staples, as adjusted by (ii) the TSR multiplier. Prorated awards will only be paid out if the Compensation Committee certifies achievement of the objectives and the payouts will be made at the end of the applicable performance period.

- *Termination for "Cause" by Staples*. All performance shares are forfeited if a NEO is terminated for cause.

- *Death or Disability*. In the event of a NEO's death or disability, performance shares will vest and be paid out at the end of the performance period, to the extent the performance objectives are met, as if the NEO were employed on such date.

- *Change-in-Control*. If, in connection with a change-in-control, (a) the NEO does not accept employment with the surviving corporation upon the change-in-control or (b) within one year following the change-in-control, the NEO's employment is terminated without cause (or the NEO resigns for good reason), the NEO is entitled to receive the greater of the target number of shares or the shares earned based on achievement of the performance objectives and TSR multiplier.

Restricted Stock Units. Restricted Stock Units vest in three equal installments over a three-year period, with one-third of the underlying shares vesting on each anniversary of the grant date. In addition, the following provisions apply:

- *Termination of Employment*. All unvested Restricted Stock Units are forfeited if a NEO ceases to be an employee of, or consultant to, Staples, except in connection with retirement under certain circumstances described below.

- *Death, Disability or Retirement*. In the event of a NEO's death, disability or retirement after reaching the age of 65, any unvested Restricted Stock Units shall vest in full.

- *Change-in-Control*. If within one year following a change-in-control, a NEO's employment is terminated without cause (or the NEO resigns for good reason), any unvested Restricted Stock Units shall vest in full.

Option Awards. Under certain circumstances, the time-based vesting of stock options, which were granted to NEOs prior to 2013, may be accelerated or the awards may be forfeited as described below.

- *Retirement or Resignation*. If a NEO retires or resigns and (i) the age of 65 has been attained, or (ii) the age and years of service requirements of our Rule of 65 have been satisfied, then all stock option awards vest in full.

- *Termination of Employment by Staples*. All unvested stock options are forfeited if a NEO is terminated by Staples, regardless of whether such termination was for cause.

- *Death or Disability*. All stock options vest in full upon a NEO's death or disability.

- *Change-in-Control*. Under our standard form of non-qualified stock option agreement, a change-in-control would result in a partial vesting acceleration of outstanding options and a termination without cause (or resignation for good reason) within one year after a change-in-control would result in acceleration of vesting of all remaining options.

Outstanding Equity Awards at 2016 Fiscal Year End

The following table sets forth summary information regarding the outstanding equity awards held by each of the NEOs as of the end of our 2016 fiscal year.

| Name | Grant Date/ Performance Share Period | Option Awards | | | | Stock Awards | | | |
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date (2)	Number of shares or units of stock that have not vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested (#) (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (5)	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($) (4)
Shira Goodman	4/22/2016					68,861	$630,767		
	1/31/2016-2/2/2019 (6)							137,721	$1,261,524
	2/1/2015-2/3/2018 (7)							130,748	$1,197,652
	2/2/2014-1/28/2017 (8)							161,874	$1,482,766
	7/2/2012	155,262		13.03	7/2/2022				
	7/1/2011	159,551		15.93	7/1/2021				
	7/1/2010	119,353		19.27	7/1/2020				
	7/1/2009	120,061		20.12	7/1/2019				
	7/1/2008	111,651		24.30	7/1/2018				
	7/2/2007	103,095		24.42	7/2/2017				
Christine T. Komola	4/22/2016					68,861	$630,767		
	1/31/2016-2/2/2019 (6)							137,721	$1,261,524
	2/1/2015-2/3/2018 (7)							130,748	$1,197,652
	2/2/2014-1/28/2017 (8)							161,874	$1,482,766
	7/2/2012	60,516		13.03	7/2/2022				
	7/1/2011	39,406		15.93	7/1/2021				
	7/1/2010	29,478		19.27	7/1/2020				
	7/1/2009	29,653		20.12	7/1/2019				
	7/1/2008	18,736		24.30	7/1/2018				
	7/2/2007	17,300		24.42	7/2/2017				
Mark Conte	7/1/2016					31,109	$284,958		
	7/1/2016					33,937	$310,863		
	9/16/2015					3,595	$32,930		
	7/1/2015					11,790	$107,996		
Joseph G Doody	4/22/2016					68,861	$630,767		
	1/31/2016-2/2/2019 (6)							137,721	$1,261,524
	2/1/2015-2/3/2018 (7)							130,748	$1,197,652
	2/2/2014-1/28/2017 (8)							161,874	$1,482,766
	7/2/2012	217,314		13.03	7/2/2022				
	7/1/2011	230,749		15.93	7/1/2021				
	7/1/2010	172,614		19.27	7/1/2020				
	7/1/2009	173,642		20.12	7/1/2019				
	7/1/2008	161,478		24.30	7/1/2018				
	7/2/2007	149,104		24.42	7/2/2017				
Michael Williams	4/22/2016					18,254	$167,207		
	1/31/2016-2/2/2019 (6)							36,508	$334,413
	2/1/2015-2/3/2018 (7)							34,660	$317,486
	2/2/2014-1/28/2017 (8)							30,019	$274,974
	12/3/2014					41,581	$380,882		

		Option Awards				Stock Awards			
Name	Grant Date/ Performance Share Period	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date (2)	Number of shares or units of stock that have not vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested (#) (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (5)	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($) (4)
Ronald L. Sargent	4/22/2016					261,112	$2,391,786		
	1/31/2016-2/2/2019 (6)							522,223	$4,783,563
	2/1/2015-2/3/2018 (7)							495,781	$4,541,354
	2/2/2014-1/28/2017 (8)							613,806	$5,622,463
	7/2/2012	824,068		13.03	7/2/2022				
	7/1/2011	863,012		15.93	7/1/2021				
	7/1/2010	645,583		19.27	7/1/2020				
	7/1/2009	649,424		20.12	7/1/2019				
	7/1/2008	603,932		24.30	7/1/2018				
	7/2/2007	557,653		24.42	7/2/2017				
John Wilson	1/31/2016-2/2/2019 (6)							34,337	$314,527
	2/1/2015-2/3/2018 (7)							76,389	$699,723
	2/2/2014-1/28/2017 (8)							148,533	$1,360,562
	10/1/2012	426,812		11.61	4/30/2017				

(1) Stock options vest 25% per year after the date of grant. The exercisability of the options is accelerated in the circumstances described under the caption "*Vesting Provisions of Plan-Based Awards*" following the "*Grants of Plan-Based Awards for 2015 Fiscal Year*" table above.

(2) The expiration date for stock options is typically the tenth anniversary of the date of grant.

(3) The shares in this column represent Restricted Stock Units. Restricted Stock Units vest in three equal installments over a three-year period, with one-third of the underlying shares vesting on each anniversary of the grant date. The exercisability of the Restricted Stock Units is accelerated in the circumstances described under the caption "*Vesting Provisions of Plan-Based Awards*" following the "*Grants of Plan-Based Awards for 2016 Fiscal Year*" table above.

(4) Based on the fair market value of our common stock on January 28, 2017 ($9.16 per share).

(5) The shares in the Equity Incentive Plan Awards column represent performance share awards based on target share payout.

(6) Performance share awards vest based on achievement of performance objectives over the performance period covering fiscal years 2016 through 2018. For our three-year performance share awards granted in 2016, actual shares earned are based on achievement of goals established for the three-year period. In addition, any award that is earned based on performance will be increased or decreased by 25% based on Staples' three-year TSR relative to the returns generated by the S&P 500 over the same period.

(7) Performance share awards vest based on achievement of performance objectives over the performance period covering fiscal years 2015 through 2017. For our three-year performance share awards granted in 2015, one-third of the three-year target award is applied as a target amount for each of the fiscal years within the performance period. Actual shares earned are based on achievement of goals established for each year. In addition, any award that is earned based on performance will be increased or decreased by 25% based on Staples' three-year TSR relative to the returns generated by the S&P 500 over the same period. See the "CD&A" section of our proxy statement for information about 2016 goal achievement.

(8) Performance share awards vest based on achievement of performance objectives over the performance period covering fiscal years 2014 through 2016. For our three-year performance share awards granted in 2014, one-third of the three-year target award is applied as a target amount for each of the fiscal years within the performance period. Actual shares earned are based on achievement of goals established for each year. In addition, any award that is earned based on performance will be increased or decreased by 25% based on Staples' three-year TSR relative to the returns generated by the S&P 500 over the same period. See the "CD&A" section of our proxy statement for information about 2016 and 2015 goal achievement.

Option Exercises and Stock Vested During 2016 Fiscal Year

The following table summarizes the option exercises and vesting of stock awards for each of the NEOs during our 2016 fiscal year:

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired Upon Vesting (#)	Value Realized on Vesting ($) (1)
Shira Goodman	0	0	63,382	614,805
Christine T. Komola	0	0	63,382	614,805
Mark Conte	0	0	7,692	67,638
Joseph G. Doody	0	0	88,710	860,487
Michael T. Williams	0	0	15,247	147,896
Ronald L. Sargent	0	0	336,372	3,262,808
John Wilson	0	0	62,101	602,380

(1)   Represents the fair market value of the stock award on the date of vesting.

Non-Qualified Deferred Compensation for 2016 Fiscal Year

The following table sets forth summary information with respect to each of the NEOs regarding contributions to our Supplemental Executive Retirement Plan ("SERP") for our 2016 fiscal year:

	Executive Contributions in Last FY ($)	Company Contributions in Last FY ($)*	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)*
Shira Goodman	224,120	43,593	361,567	0	3,518,401
Christine T. Komola	71,067	36,313	224,123	0	1,311,439
Mark Conte	0	0	0	0	0
Joseph G. Doody	324,485	27,936	929,403	0	8,816,551
Michael Williams	25,322	25,321	19,297	0	168,929
Ronald L. Sargent	224,857	49,968	988,868	0	8,001,095
John Wilson	29,491	31,649	6,304	0	218,052

*   Company contribution amounts in 2016 are included in the All Other Compensation column of the Summary Compensation Table included in this proxy statement. In addition, amounts reported in the aggregate balance that were previously included in the Summary Compensation Table in prior years can be found in the All Other Compensation Table included in this proxy statement.

Our SERP is a non-qualified deferred compensation plan which is generally intended to provide an additional retirement account option above the applicable limits of our 401(k) qualified plan. Our SERP provides participants with a range of diversified investment options similar to our 401(k) plan. Eligible executives, including the named executive officers, may contribute up to 100% of their base salary and annual cash bonus and will receive matching contributions in cash equal to 100% of each dollar saved, up to a maximum of 4% of base salary and bonus. For employees hired prior to January 1, 2017, the matching contributions generally vest 20% per year during the first two years of service based on hours worked during a calendar year, with the remainder vesting in full after three years of service. For employees hired after December 31, 2016, the matching contributions generally vest in full after three years of service. All of our named executive officers are fully vested in their SERP balances. Benefits generally are paid to the participant in accordance with a predefined distribution schedule based on the requirements of Section 409A under the Internal Revenue Code.

Potential Payments Upon Termination or Change-in-Control

The tables below show the estimated incremental value transfer to each current named executive officer under various scenarios relating to a termination of employment. The tables below and the discussion that follows assume that such termination occurred on January 28, 2017. The actual amounts that would be paid to any named executive officer can only be determined at the time of an actual termination of employment and would vary from those listed below. The estimated amounts listed below are in addition to any retirement, welfare and other benefits that are available to associates generally.

Fiscal 2016 Termination Scenarios

	Retirement or Resignation	Termination for Cause	Termination Without Cause	Resignation for Good Reason	Termination Following Change-in-Control	Change-in-Control Only	Death or Disability
Shira Goodman *							
Cash Severance Payment	$0	$0	$3,025,162	$3,025,162	$3,781,453	$0	$0
Value of Accelerated Vesting of Incentive Compensation	$0	$0	$0	$0	$2,577,184	$0	$2,291,511
Continuation of Benefits	$0	$0	$36,713	$36,713	$55,367	$0	$0
Life Insurance Payout	$0	$0	$0	$0	$0	$0	$3,300,000
Survivor Death Benefit Payout	$0	$0	$0	$0	$0	$0	$7,150,000 [1]
Total	**$0**	**$0**	**$3,061,875**	**$3,061,875**	**$6,414,004**	**$0**	**$12,741,511**
Christine Komola *							
Cash Severance Payment	$0	$0	$1,049,616	$0	$1,574,424	$0	$0
Value of Accelerated Vesting of Incentive Compensation	$0	$0	$0	$0	$2,577,184	$0	$2,291,511
Continuation of Benefits	$0	$0	$28,577	$28,577	$42,866	$0	$0
Life Insurance Payout	$0	$0	$0	$0	$0	$0	$0
Survivor Death Benefit Payout	$0	$0	$0	$0	$0	$0	$3,412,500 [1]
Total	**$0**	**$0**	**$1,078,193**	**$28,577**	**$4,194,474**	**$0**	**$5,704,011**
Mark Conte *							
Cash Severance Payment	$0	$0	$235,923	$0	$471,845	$0	$0
Value of Accelerated Vesting of Incentive Compensation	$0	$0	$0	$0	$736,748	$0	$736,748
Continuation of Benefits	$0	$0	$36,195	$36,195	$54,590	$0	$0
Life Insurance Payout	$0	$0	$0	$0	$0	$0	$1,141,875
Survivor Death Benefit Payout	$0	$0	$0	$0	$0	$0	$1,332,188 [1]
Total	**$0**	**$0**	**$272,118**	**$36,195**	**$1,263,183**	**$0**	**$3,210,810**
Joseph Doody *							
Cash Severance Payment	$0	$0	$1,024,105	$0	$1,536,157	$0	$0
Value of Accelerated Vesting of Incentive Compensation	$0	$0	$0	$0	$2,577,184	$0	$2,291,511
Continuation of Benefits	$16,807	$16,807	$132,459	$132,459	$190,524	$0	$0
Life Insurance Payout	$0	$0	$0	$0	$0	$0	$0
Survivor Death Benefit Payout	$0	$0	$0	$0	$0	$0	$3,177,693 [1]
Total	**$16,807**	**$16,807**	**$1,156,564**	**$132,459**	**$4,303,866**	**$0**	**$5,469,204**
Michael Williams *							
Cash Severance Payment	$0	$0	$690,562	$0	$1,035,843	$0	$0
Value of Accelerated Vesting of Incentive Compensation	$0	$0	$0	$0	$1,064,053	$0	$988,337
Continuation of Benefits	$0	$0	$51,405	$51,405	$59,282	$0	$0
Life Insurance Payout	$0	$0	$0	$0	$0	$0	$1,630,811
Survivor Death Benefit Payout	$0	$0	$0	$0	$0	$0	$1,902,613 [1]
Total	**$0**	**$0**	**$741,967**	**$51,405**	**$2,159,178**	**$0**	**$4,521,760**

(1)   Includes one year payout at target under the Amended and Restated Executive Officer Incentive Plan (or, in the case of Mr. Conte, the Annual Performance Award Plan) in addition to any Survivor Death Benefit Payout.

*   Payouts subject to 409A regulations.

See below for additional explanation of the terms of these payments and our assumptions calculating them. Each of these payments complies with our policy adopted in October 2015, limiting severance benefits payable under a NEO's employment or severance agreement (excluding equity awards) to 2.99 times the sum of an executive's salary and target annual cash incentive award, under all scenarios other than death or disability. In addition, please see the "CD&A" section of this proxy statement.

Retirement or Resignation

The "Retirement or Resignation" column includes:

- *Continuation of Benefits.* The continuation of benefits for Mr. Doody represents the provision of long-term care coverage beginning at age 65 under a group long-term care insurance plan.

Termination for Cause

The "Termination for Cause" column includes:

- *Continuation of Benefits.* The continuation of benefits for Mr. Doody represents the provision of long-term care coverage beginning at age 65 under a group long-term care insurance plan.

Termination without Cause or Resignation for Good Reason

In addition to our equity and cash incentive award agreements that provide for the acceleration of vesting upon a termination without cause, we have entered into severance benefits agreements with each of the NEOs that provide compensation following a termination without cause or resignation for good reason. The circumstances constituting cause or good reason are specifically described in the severance benefits agreements for the named executive officers, which are listed as exhibits to our most recent Annual Report on Form 10-K and our cash and equity incentive plans, if applicable. In general, under the severance benefit agreements and our incentive plans:

- a termination will be for cause if the NEO has willfully failed to perform his or her duties, breached any confidentiality or non-compete agreement with us, or engaged in misconduct that harms us; and

- the NEO will have good reason to resign if we materially diminish his or her authority or responsibilities, reduce his or her salary or eligibility for bonus and other benefits,

or require that he or she relocate their office more than an additional 50 miles from the NEO's primary residence following a change-in-control of Staples.

The "Termination without Cause" and "Resignation for Good Reason" columns include:

- *Cash Severance Payments.* Amounts represent the continuation of salary and bonus for 24 months for Ms. Goodman, 6 months for Mr. Conte, and 12 months for the other NEOs.

- *Continuation of Benefits.* The continuation of benefits represents health, dental and vision insurance coverage for the severance period, as well as executive life insurance. For Mr. Doody, amounts also include the provision of long-term care coverage beginning at age 65 under a group long-term care insurance plan. The amounts listed are estimates based on the current policies in place after applying a reasonable benefit cost trend.

Termination Following Change-in-Control

Under our severance benefits agreements with the NEOs, if we terminate the NEO's employment without cause or the NEO resigns for good reason within two years following a change-in-control of Staples, the NEO would receive payments in addition to those triggered by a termination without cause or resignation for good reason. The circumstances constituting a change-in-control of Staples are specifically described in the severance benefits agreements for the NEOs, which are listed as exhibits to our most recent Annual Report on Form 10-K. In general, a change-in-control will occur if:

- another person becomes the owner of 30% or more of the combined voting power of our stock,

- there is a change in a majority of the members of the then-incumbent Board, or

- our shareholders approve a merger with another entity in which our shareholders fail to own more than 75% of the combined voting power of the surviving entity.

The "Termination Following Change-in-Control" column includes:

- *Cash Severance Payments.* Amounts represent the continuation of salary and bonus for 30 months for Ms. Goodman, 12 months for Mr. Conte, and 18 months for the other NEOs.

- *Value of Accelerated Vesting of Incentive Compensation.* Amounts represent the target value of the 2016-2018, 2015-2017 and 2014-2016 performance share awards.

- *Continuation of Benefits.* The continuation of benefits represents health, dental and vision insurance coverage for the severance period, as well as executive life insurance. For Mr. Doody, amounts also include the provision of long-term care coverage beginning at age 65 under a group long-term care insurance plan. The amounts listed are estimates based on the current policies in place after applying a reasonable benefit cost trend.

Death or Disability

The "Death or Disability" column includes:

- *Value of Accelerated Vesting of Incentive Compensation.* Amounts represent the target value of the 2016-2018, 2015-2017, and 2014-2016 performance share awards, minus amounts earned for completed plan years.

- *Life Insurance Payout.* Amounts represent payouts of three times base salary. Not included in the table above are the payouts from insurance policies for Ms. Komola and Mr. Doody because those are paid directly to the beneficiary by the insurer, unlike the death-benefit only coverage for Ms. Goodman and Messrs. Conte and Williams, which is collected by Staples from the insurer and paid to the beneficiary along with reimbursement of taxes owed with respect to such payout. Payouts under Ms. Komola and Mr. Doody's policies would be $2,250,000 and $2,095,182, respectively. In addition, Staples has agreed to continue executive life insurance premiums to age 65 for Ms. Komola and Mr. Doody regardless of the reason for their termination of employment with Staples,

and because Ms. Goodman previously met certain age and service requirements, Staples agreed to continue her death-benefit only coverage for life.

- *Survivor Death Benefit Payout.* Amounts represent payouts of 100% of base salary and target bonus for the first year and 50% of base salary and target bonus for the second and third years, made monthly over a period of three years.

If the termination is due to the NEO's disability, he or she would be entitled to receive a distribution from our SERP, generally in accordance with the plan provisions and any predefined distribution schedule based on the requirements of Section 409A of the Internal Revenue Code. The NEO would also be entitled to receive disability payments from our disability carriers, if the named executive officer has enrolled in such policy. Disability coverage is generally designed to replace 60% of the NEO's compensation up to $600,000 for each of the named executive officers. The disability benefit payouts from disability insurance policies for which the named executive officer pays the premiums are not included in the table above.

Agreements Affecting Payments

We provide for forfeiture and recovery of undeserved cash, equity and severance compensation from any associate that engages in misconduct. We also view recoupment as a risk management and asset recovery tool for dealing with particularly harmful or unethical behaviors such as intentional deceitful acts resulting in improper personal benefit or injury to the company, fraud or willful misconduct that significantly contributes to a material financial restatement, violation of the

Code of Ethics and breach of key associate agreements. For instance, each of the named executive officers has executed a Proprietary and Confidential Information Agreement that covers the two year period subsequent to termination of his employment. Violation of any of the terms of these agreements entitles us to recover any severance payments and value received in connection with any equity awards.

Former Executive Officers

Actual termination payments to our NEOs who left Staples in 2016 are as follows.

- Mr. Sargent stepped down as Chief Executive Officer on June 14, 2016, and received (or will receive) pursuant to a letter agreement with Staples (i) $792,767 representing continued salary and bonus opportunity, as then in effect, through January 28, 2017 when he stepped down as Chairman of the Board, (ii) monthly payments of $166,740 for 24 months following January 28, 2017, and (iii) continuation of benefits estimated to be in the amount of $875,000, which represents: (a) health insurance coverage for Mr. Sargent and his family until he reaches age 65; (b) continued payment of the premiums for Mr. Sargent's existing life insurance policy and long-term care insurance policy until Mr. Sargent reaches age 65, as required by the terms of the policies; and (c) specified secretarial and tax preparation assistance.

- Mr. Wilson left Staples on October 31, 2016, and received under his severance agreement and pursuant to a separate agreement with Staples (i) a cash severance payment in the amount of $1,109,644, which represents the continuation of salary and bonus for 12 months, (ii) continuation of benefits estimated to be in the amount of $21,787, which represents health, dental and vision insurance coverage for the severance period, (iii) a contingent termination payment of $211,697 representing the amount he would have otherwise received under our Amended and Restated Executive Officer Incentive Plan if he had remained employed through the end of fiscal year 2016, pro-rated to account for the time he was actually employed, and (iv) a monthly housing allowance of Euro 12,500 per month plus reasonable utility expenses for the period beginning the day after his last day of employment and ending on February 28, 2017.

EQUITY COMPENSATION PLAN INFORMATION AT 2016 FISCAL YEAR END

Equity Compensation Plan Information At 2016 Fiscal Year End

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a) (1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b) (2)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (c) (3)
Equity compensation plans approved by security holders	27,299,012	$21.10	36,197,738
Equity compensation plans not approved by security holders	0	0	0
Total	27,299,012	$21.10	36,197,738

(1) Includes the maximum number of shares issuable under performance share awards (including the potential 25% increase as a result of relative TSR performance), as described in the "CD&A" section of this proxy statement, and restricted stock units, in each case outstanding as of fiscal year end.

(2) Weighted-average exercise price calculation excludes outstanding performance share awards and restricted stock units, which do not have an exercise price.

(3) Includes 28,154,245 shares available for issuance under our 2014 Stock Incentive Plan as well as 8,043,493 shares available for issuance under our 2012 ESPP. Does not include shares that may become available for issuance, as provided in the 2014 Stock Incentive Plan, through the expiration, termination, surrendering, cancellation, forfeiture or settlement of awards granted under our 2014 Stock Incentive Plan or our Amended and Restated 2004 Stock Incentive Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During our 2016 fiscal year, Ms. Henretta, Mr. Kamlani, Ms. Meyrowitz and Mr. Walsh served on the Compensation Committee and were independent directors during such service. None of our executive officers has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served on our Compensation Committee or our Board of Directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely on our review of copies of reports filed during fiscal year 2016 by the directors, executive officers and beneficial owners of more than 10% of our common stock required to file such reports pursuant to Section 16(a) of the Securities Exchange Act of 1934, and a review of written certifications provided by them to the Company, we believe that all of our directors and executive officers complied with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, except that Shira Goodman's initial Form 3 filed in February 2014, and nine subsequent Form 4s, omitted 30,235 shares of common stock from the direct ownership total, which error was corrected by an amended Form 3 filing in March 2017.

› APPROVAL, ON AN ADVISORY BASIS, OF NAMED EXECUTIVE OFFICER COMPENSATION (ITEM 2 ON THE PROXY CARD)

Our Board recognizes that it is appropriate to seek on an annual basis the views of shareholders on Staples' executive compensation program. Our shareholders are being asked to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement.

The primary objective of our compensation program is to align executive pay with long term shareholder value creation. The *"Executive Compensation"* section of this proxy statement, including the *"CD&A"*, describes in detail our executive compensation programs and the decisions made by the Compensation Committee with respect to the 2016 fiscal year ended January 28, 2017.

In accordance with Section 14A of the Exchange Act, our Board is asking shareholders to approve, on an advisory basis, Staples' named executive officer compensation by approving the following resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in this proxy statement is hereby APPROVED."

As an advisory vote, this proposal is not binding upon Staples. The Compensation Committee considers the results of the voting in making future compensation decisions for our named executive officers.

> **OUR BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL, ON AN ADVISORY BASIS, OF OUR NAMED EXECUTIVE OFFICER COMPENSATION.**

› ADVISORY VOTE ON THE FREQUENCY OF FUTURE EXECUTIVE COMPENSATION ADVISORY VOTES (ITEM 3 ON THE PROXY CARD)

As described in proposal 2 above, stockholders are provided an opportunity to cast an advisory vote on Staples' executive compensation. In accordance with Section 14A of the Exchange Act, this proposal 3 provides stockholders with an opportunity to cast a non-binding advisory vote regarding the frequency of future executive compensation advisory votes. Stockholders may vote for a frequency of every one, two or three years, or may abstain from casting a vote.

The Board believes that advisory votes on executive compensation should be conducted every year so that stockholders may annually express their views on Staples' executive compensation program.

This is consistent with management's and the Compensation Committee's annual review of our executive compensation program, and with our current practice based on the results of our previous advisory vote on frequency in 2011. The Board also believes that an annual vote will facilitate more direct stockholder input about executive compensation, as well as, reflect Staples' generally open and responsive attitude towards stockholders' concerns.

> **OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR A FREQUENCY OF 1 YEAR FOR FUTURE EXECUTIVE COMPENSATION ADVISORY VOTES.**

› APPROVAL OF AMENDED AND RESTATED EXECUTIVE OFFICER INCENTIVE PLAN (ITEM 4 ON THE PROXY CARD)

We are seeking stockholder approval of our amended and restated Executive Officer Incentive Plan, which we refer to as the Annual Cash Plan, in order to obtain favorable corporate tax treatment for payments earned under this plan. The Annual Cash Plan is designed to provide opportunities for participants to earn financial rewards for their role in ensuring that the Company meets its annual performance targets and to align the interests of the participants with those of our stockholders. The Annual Cash Plan was last approved by stockholders in 2012. For more information about our annual cash incentive award program for our executive officers, see the "Compensation Discussion and Analysis" section of this proxy statement.

Requirement for Stockholder Approval. Under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), certain executive compensation in excess of $1 million per year paid to some of our executive officers would generally not be deductible for federal income tax purposes unless such compensation is paid under a performance-based plan that is approved by our stockholders and satisfies certain other criteria. Our Board is therefore submitting the Annual Cash Plan for stockholder approval in order to avail itself of the performance based compensation exception to the deduction limitations under Section 162(m) of the Code. **The Board believes that it is important for stockholders to approve the amended and restated Annual Cash Plan.**

Proposed Changes to the Annual Cash Plan. The Annual Cash Plan is substantially similar to the plan approved by our stockholders in 2012, and pursuant to which our annual incentive plan awards to executive officers have been made from 2012 to 2016. The Compensation Committee determined to make the following changes in connection with the amendment and restatement of the Annual Cash Plan:

- Extended the term of the Annual Cash Plan through fiscal year 2021.

- Provided flexibility in setting the length of performance periods under the Annual Cash Plan. Rather than only having the full fiscal year available as a performance period, the Compensation Committee may now set multiple, shorter periods of time to constitute the performance periods in any given fiscal year.

- Clarified that performance goals under the Annual Cash Plan may be calculated on a Generally Accepted Accounting Principles (GAAP) or non-GAAP basis.

- Provided flexibility for the Compensation Committee to set differing minimum performance goals in any given performance period by removing the requirement to always have a minimum Earnings Per Share goal.

In fiscal 2017, the Compensation Committee took advantage of the flexibility afforded by the Annual Cash Plan, as amended and restated, in setting performance periods to divide the fiscal year into two six-month periods, and established goals for awards under the Annual Cash Plan for the first half of fiscal 2017 subject to stockholder approval, as further described below under "Annual Cash Plan Awards." If stockholders do not approve the Annual Cash Plan, then no payment will be made with respect to such awards.

Description of the Annual Cash Plan (as Proposed to be Amended and Restated)

The following is a brief summary of the material terms of the Annual Cash Plan as proposed to be amended and restated. The following summary is qualified in all respects by reference to the Annual Cash Plan, which is attached as Appendix A to this proxy statement.

Term of Plan. The Annual Cash Plan will cover five fiscal years (or portions thereof), beginning with our 2017 fiscal year and ending with our 2021 fiscal year. We refer to each such fiscal year or portion of a fiscal year in which performance is measured as a "Plan Period."

Administration. The Annual Cash Plan will be administered by the Compensation Committee of our Board of Directors. The Compensation Committee will have broad authority to determine target bonuses, select performance objectives, adopt rules and regulations relating to the Annual Cash Plan, and make decisions and interpretations regarding the provisions of the Annual Cash Plan.

Eligibility. Each of our executive officers, within the meaning of the rules and regulations promulgated by the Securities and Exchange Commission, will be eligible to participate in the Annual Cash Plan. We currently have 8 executive officers. An executive officer whose employment terminates before the end of a Plan Period, other than as a result of permanent disability, death or retirement, will not be eligible to receive a bonus award under the Annual Cash Plan for that Plan Period.

Determination of Bonus Awards. Each executive officer will have a target bonus award (a "Target Award") for each Plan Period. Target Awards will be expressed as a percentage of the actual base salary paid to the executive officer during that Plan Period. The percentages will be determined by the Compensation Committee based upon the executive officer's job level and responsibilities and may vary for different officers and business units.

Within the earlier of (i) 90 days after the beginning of each Plan Period and (ii) the first 25% of the Plan Period, the Compensation Committee will establish specific performance objectives for the payment of bonus awards for that Plan Period. The performance objectives for each Plan Period will be based on one or more of the following measures which may be determined in accordance with GAAP or on a non-GAAP basis: sales, earnings per share, return on net assets, return on equity, adjusted operating profit, free cash flow, total shareholder return, net income, operating income and customer service levels. The Compensation Committee may determine that special one-time or extraordinary gains or losses, including without limitation as a result of certain acquisitions or divestitures and changes in accounting principles, should or should not be included in determining whether such performance objectives have been met.

For each Plan Period, a specified percentage of each Target Award will be based upon each of the performance objectives selected by the Compensation Committee for that Plan Period. For each of the performance objectives, a specified percentage of the portion of the Target Award that is based on that particular performance objective will be paid based on the level of performance achieved. Each performance objective has a threshold performance level that must be achieved for any of the bonus award to be paid for such objective. If an executive officer dies before the end of a Plan Period, however, a bonus award based on target performance will be paid within 60 days of the executive officer's death, and will be annualized if the Plan Period does not cover the entire fiscal year.

The maximum bonus award payable to any executive officer for any fiscal year will be $4 million, with such amount proportionally allocated among all Plan Periods within such fiscal year. In addition, the Compensation Committee presently intends to limit bonus awards to 200% of an executive officer's Target Award.

Amendments and Termination. The Annual Cash Plan may be amended or terminated by either our Board or the Compensation Committee, provided that (1) no amendment or termination of the Annual Cash Plan after the end of a Plan Period may adversely affect the rights of executive officers with respect to their bonus awards for that Plan Period and (2) no amendment which would require stockholder approval under Section 162(m) of the Code may be effected without such stockholder approval.

Recoupment; Dodd-Frank Clawback. If the Compensation Committee determines during the course of a participant's employment or during a period of time following termination of employment, that a participant engaged in certain harmful or unethical behavior, the Compensation Committee may, in addition to terminating the participant's participation in the Annual Cash Plan and requiring forfeiture of outstanding awards, require repayment by the participant of certain amounts paid under the Annual Cash Plan. In addition, in accordance with any requirements of the Dodd-Frank Act and any policy adopted by the Company with respect thereto, if the Company is required to prepare an accounting restatement due to material noncompliance of the Company with any financial reporting requirement under the securities laws, then the Company shall require the participants to return to the Company, or forfeit if not yet paid, the amount of any award received under the Annual Cash Plan during the three-year period preceding the date on which the Company is required to prepare the accounting restatement in excess of what would have been paid to the participant under the accounting restatement as determined by the Compensation Committee.

Annual Cash Plan Awards

The grant of awards under the Annual Cash Plan is discretionary. Other than as described below, the Company cannot now determine the number or type of awards to be granted in the future to any particular participant or group.

2017 First Half Awards. The Compensation Committee approved in March 2017, subject to stockholder approval, awards under the Annual Cash Plan for the first half of fiscal 2017 (the "2017 First Half Awards"). The target compensation under the 2017 First Half Awards represents one-third of the total target compensation payable under the Annual Cash Plan to each executive officer, with the other two-thirds to be payable in connection with the awards for the second half of fiscal 2017. We typically collect a higher proportion of our annual revenue in the second half of our fiscal year.

The 2017 First Half Awards include sales and operating income performance goals for the first half of fiscal year 2017. As described above, the payment of any amount under the 2017 First Half Awards is contingent on stockholders approving the Annual Cash Plan. In addition, no payments pursuant to the 2017 First Half Awards will be made unless the applicable performance goals are satisfied, and Staples achieves a minimum EPS threshold amount for the full fiscal year to be determined by the Compensation Committee.

The table below shows the threshold, target and maximum amounts payable under the 2017 First Half Awards.

Name of Individual and Title/Position or Identification of Group	Threshold ($)	Target ($)	Maximum ($)
Shira Goodman *Chief Executive Officer*	34,375	550,000	1,100,000
Christine T. Komola *Executive Vice President and Chief Financial Officer*	13,635	218,167	436,333
Mark Conte *Senior Vice President and Corporate Controller*	4,044	64,706	129,413
Joseph G. Doody *Vice Chairman*	7,434	118,940	237,881
Michael Williams *Executive Vice President and Chief Legal Officer*	5,998	95,964	191,928
All current executive officers, as a group	96,418	1,542,682	3,085,363
All current directors, who are not executive officers, as a group*	—	—	—
All employees, including all current officers, who are not executive officers, as a group**	—	—	—

*   Non-employee directors are not eligible to participate in the Annual Cash Plan.

**   No employees, other than executive officers, participate in the Annual Cash Plan. Employees that are not executive officers and eligible for annual cash incentives participate in the Company's Annual Performance Award Plan.

Federal Income Tax Consequences. *The following generally summarizes the United States federal income tax consequences that will arise with respect to the Annual Cash Plan, but it is not a detailed or complete description of all U.S. federal tax laws or regulations that may apply, and does not address any local, state or foreign laws.* ***Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the Annual Cash Plan should consult their own professional tax advisors concerning tax aspects of participating in the Annual Cash Plan.***

Payments received by executive officers under the Annual Cash Plan will be income subject to tax at ordinary income rates when received. Since the Annual Cash Plan is intended to comply with the requirements of Section 162(m) of the Code, if the Annual Cash Plan is approved by stockholders at the Annual Meeting, then bonus payments made in accordance with the terms of the Annual Cash Plan will be deductible for the Company and will not be subject to disallowance under Section 162(m) of the Code.

> **OUR BOARD RECOMMENDS THAT YOU VOTE <u>FOR</u> APPROVAL OF THE AMENDED AND RESTATED EXECUTIVE OFFICER INCENTIVE PLAN.**

› RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (ITEM 5 ON THE PROXY CARD)

The Audit and Finance Committee is directly responsible for appointing, compensating, overseeing, evaluating and, when necessary, terminating our independent registered public accounting firm, and our independent registered public accounting firm reports directly to the Audit and Finance Committee. The Audit and Finance Committee of our Board has appointed the firm of Ernst & Young LLP as our independent registered public accounting firm for the current fiscal year. Ernst & Young LLP has served as our independent auditor since our inception. The Audit and Finance Committee evaluates the performance of our independent auditors, including the senior audit engagement team, each year and determines whether to reengage the current independent auditors or consider other audit firms. Further, in conjunction with the mandated rotation of the audit firm's lead engagement partner, the Audit and Finance Committee and its chairman are directly involved in the selection of Ernst & Young's new lead engagement partner. The members of the Audit and Finance Committee and the Board believe that the continued retention of Ernst &Young LLP to serve as our independent auditor is in the best interests of our shareholders.

Although shareholder approval of the Audit and Finance Committee's selection of Ernst & Young LLP is not required by law, our Board believes that it is advisable to give shareholders an opportunity to ratify this selection. If this proposal is not approved at the Annual Meeting, the Audit and Finance Committee may reconsider its selection.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from shareholders.

> **OUR BOARD RECOMMENDS THAT YOU VOTE <u>FOR</u> THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE CURRENT FISCAL YEAR.**

REPORT OF THE AUDIT AND FINANCE COMMITTEE OF THE BOARD OF DIRECTORS

The Audit and Finance Committee of the Board of Directors is composed of four members and acts under a written charter, as amended and restated on June 14, 2016, a copy of which is available in the Corporate Governance section of our Investor Information webpage at *www.staples.com*. The members of the Audit and Finance Committee are independent Directors, as defined by its charter and the rules of the Rule 10A-3 of the Securities Exchange Act of 1934 and the applicable rules of the NASDAQ Global Select Market.

The Audit and Finance Committee provides independent, objective oversight of Staples' financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the preparation, presentation and integrity of Staples' consolidated financial statements and for maintaining an adequate system of disclosure controls and procedures and maintaining effective internal control over financial reporting for that purpose. In fulfilling its oversight responsibilities, the Audit and Finance Committee reviewed and discussed with management the audited consolidated financial statements, and related schedules, for the 2016 fiscal year, which review included a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the consolidated financial statements.

The Audit and Finance Committee discussed with Staples' internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit and Finance Committee met with the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Staples' internal controls, and the overall quality of Staples' financial reporting.

The Audit and Finance Committee reviewed and discussed with Ernst & Young LLP, Staples' independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited consolidated financial statements and related schedules with US generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of Staples' accounting principles and such other matters as are required to be discussed with the Audit and Finance Committee by the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), including AS 1301 (Communications with Audit Committees), the rules of the Securities and Exchange Commission, and other applicable regulations. The Audit and Finance Committee also received the written disclosures and the letter from the independent registered public accounting firm required by PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*. The Audit and Finance Committee discussed with the independent registered public accounting firm the independent registered public accounting firm's independence from management and Staples and considered the compatibility of non-audit related services provided to Staples by the independent registered public accounting firm with the independent registered public accounting firm's independence.

The Audit and Finance Committee also reviewed and discussed together with management and the independent registered public accounting firm Staples' audited consolidated financial statements for the year ended January 28, 2017, and the results of management's assessment of the effectiveness of the Staples' internal control over financial reporting and the independent auditor's audit of internal control over financial reporting.

Based on the reviews and discussions referred to above, the Audit and Finance Committee recommended to Staples' Board of Directors, and the Board approved, that Staples' audited consolidated financial statements and related schedules be included in Staples' Annual Report on Form 10-K for the year ended January 28, 2017 for filing with the Securities and Exchange Commission.

Audit and Finance Committee:

Curtis Feeny, Chair
Paul-Henri Ferrand
Kunal Kamlani
John Lundgren

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

Audit Fees

Ernst & Young LLP billed us an aggregate of approximately $10.8 million and $9.3 million in fiscal years 2016 and 2015, respectively, for professional services rendered in connection with our annual audit, the audit of our internal control over financial reporting, the review of our interim financial statements included in our Form 10-Q, statutory filings, registration statements, accounting consultation and compliance with regulatory requirements.

Audit-Related Fees

Ernst & Young LLP billed us an aggregate of approximately $135,000 and $232,000 in fiscal years 2016 and 2015, respectively, for services primarily related to employee benefit plan audits, due diligence and other reports required to satisfy regulatory requirements.

Tax Fees

Ernst & Young LLP billed us an aggregate of approximately $2.3 million and $1.4 million in fiscal years 2016 and 2015, respectively, for services related to tax compliance, tax planning and tax advice. For fiscal years 2016 and 2015, approximately $150,000 and $155,000, respectively, of these fees was related to tax compliance.

All Other Fees

We did not receive any other services from Ernst & Young LLP; therefore, they did not bill us in fiscal years 2016 and 2015 for other services.

Pre-Approval Policy and Procedures

The Audit and Finance Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies provide that we will not engage our independent registered public accounting firm to render audit or non-audit services (other than de minimus non-audit services as defined by the Sarbanes-Oxley Act) unless the service is specifically approved in advance by the Audit and Finance Committee. All services provided to us by Ernst & Young LLP in each of fiscal years 2016 and 2015 were approved in accordance with these policies.

› BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth the beneficial ownership of our common stock held as of April 17, 2017 by (1) each person who is known by us to beneficially own more than 5% of the outstanding shares of our common stock, (2) each current director and nominee of the Staples Board for director; (3) each of the named executive officers listed in the Summary Compensation Table included in this proxy statement; and (4) all current directors and executive officers as a group:

Name of beneficial owner	Shares directly or indirectly owned (1)	Shares acquirable within 60 days (2)	Total shares beneficially owned (3)	Percentage of common stock beneficially owned (4)
5% Shareholders				
Vanguard Group [5] 100 Vanguard Blvd, Malvern, PA 19355	65,277,605	—	65,277,605	10.00%
BlackRock, Inc. [6] 55 East 52nd Street, New York, NY 10055	46,408,127	—	46,408,127	7.11%
Directors, Nominees for Director and Named Executive Officers				
Mark Conte	—	—	—	—
Joseph Doody	459,329	1,127,854	1,587,183	*
Drew Faust [7]	58,615	20,115	78,730	*
Curtis Feeny	—	23,794	23,794	*
Paul-Henri Ferrand	10,707	20,115	30,822	*
Shira Goodman [8]	268,761	791,926	1,060,687	*
Deborah Henretta	—	20,115	20,115	*
Kunal Kamlani	10,918	20,115	31,033	*
Christine Komola [9]	208,601	218,042	426,643	*
John Lundgren	—	20,115	20,115	*
Carol Meyrowitz	81,698	97,982	179,680	*
Ronald Sargent [10]	2,152,217	4,143,672	6,295,889	*
Robert Sulentic [11]	128,277	107,080	235,357	*
Vijay Vishwanath	90,042	88,161	178,203	*
Paul Walsh [12]	218,989	88,161	307,150	*
Michael Williams	23,235	6,084	29,319	*
John Wilson	—	426,812	426,812	*
All current directors and executive officers as a group (18 persons)	**1,722,346**	**2,949,266**	**4,671,612**	*****

* Less than 1%

(1) Each person listed has sole investment and/or voting power with respect to the shares indicated, except as otherwise noted.

(2) Reflects (i) shares issuable upon the exercise of stock options exercisable on April 17, 2017 or within 60 days thereafter, and (ii) shares issuable upon the vesting of restricted stock units within 60 days after April 17, 2017. All options have an exercise price in excess of the stock price on April 17, 2017.

(3) Reflects shares (i) directly or indirectly owned and (ii) shares acquirable within 60 days after April 17, 2017. The inclusion herein of any shares as beneficially owned does not constitute an admission of beneficial ownership.

(4) Number of shares deemed outstanding includes 653,086,539 shares of our common stock outstanding as of April 17, 2017, any options for shares that are exercisable by such beneficial owner on April 17, 2017 or within 60 days thereafter, and any shares issuable upon the vesting of restricted stock units to such beneficial owner within 60 days after April 17, 2017.

(5) Reflects shares beneficially owned as of March 31, 2017, as set forth in a Schedule 13G filed on April 10, 2017. Of these shares, Vanguard Group reported to have shared dispositive power with respect to 1,123,205 shares, sole dispositive power with respect to 64,154,400 shares, shared voting power with respect to 125,781 shares, and sole voting power with respect to 1,046,609 shares.

(6)   Reflects shares beneficially owned as of December 31, 2016, as set forth in a Schedule 13G filed on January 27, 2017. Of these shares, BlackRock, Inc. reported to have sole dispositive power with respect to 46,408,127 shares and sole voting power with respect to 40,132,334 shares.

(7)   Includes 58,615 shares owned by the Drew Gilpin Faust Personal Trust.

(8)   Includes 232,541 shares owned by the Shira D Goodman Trust.

(9)   Includes 14,028 shares owned by the John A. Komola Trust and 194,573 shares owned by the Christine T. Komola Trust.

(10)   Includes 52,077 shares owned by Sargent Family LLC, 1,458,187 shares owned by the Ronald L. Sargent Revocable Trust, 19,313 shares owned by the Jill Sargent Irrevocable Trust, 619,174 shares owned by Sargent Partners LLC and 42,269 shares owned by Ronald L. Sargent 2011 Grantor Retained Annuity Trust. Also includes 3,466 shares that may be distributed from a 401(k) plan account.

(11)   Includes 302 shares owned by Mr. Sulentic's daughter.

(12)   Includes 247 shares owned by Paul F. Walsh, IRA and 218,742 shares owned by the Walsh Family Trust.

› INFORMATION ABOUT THE ANNUAL MEETING, VOTING AND OTHER SHAREHOLDER MATTERS

How does the Board recommend that I vote and what is the requirement to approve each matter?

Matter	Board Recommendation	Voting Approval Standard*	Effect of Abstention	Effect of Broker Non-Vote
Election of Ten Directors	FOR each director nominee	Majority of votes cast**	No effect	No effect
Approval (on an advisory basis) of Named Executive Officer Compensation	FOR	Majority of votes cast***	No effect	No effect
Advisory vote on the frequency of future executive compensation advisory votes	1 YEAR	Majority of votes cast***+	No effect	No effect
Approval of the Company's Amended and Restated Executive Officer Incentive Plan	FOR	Majority of votes cast	No effect	No effect
Ratification of Ernst & Young LLP	FOR	Majority of votes cast***	No effect	Not applicable

* A quorum must be present at the meeting in order for the matters to be acted upon.

** A nominee will be elected as a director at the Annual Meeting if the votes cast "FOR" such nominee exceed the votes cast "AGAINST" such nominee (with "abstentions" and "broker non-votes" not counted as a vote either "for" or "against" that nominee's election).

*** This vote is non-binding.

\+ If none of the three frequency options receives the vote of the holders of a majority of the votes cast, we will consider the frequency option (one year, two years or three years) receiving the highest number of votes cast by shareholders to be the frequency recommended by shareholders.

What is a proxy and proxy statement?

A proxy is your legal designation of another person to vote the shares you own. The person you designate is called a proxy or proxy holder. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. A proxy statement is the document that contains the information the Securities and Exchange Commission (SEC) rules require us to provide when we ask you to sign a proxy designating individuals to vote on your behalf.

Who is entitled to vote?

Shareholders of record at the close of business on the record date, April 17, 2017, are entitled to receive notice of the Annual Meeting and to vote their shares of our common stock at the meeting, or any postponement or adjournment of the meeting. Holders of shares of our common stock are entitled to one vote per share and individual votes will be kept confidential, except as appropriate to meet legal requirements.

Who can attend the meeting?

All shareholders as of the record date, or their duly appointed proxies, may attend the meeting. A government-issued photo identification such as a driver's license, state-issued ID card or passport, will be required. Please note that if you are a beneficial owner, you will also need to bring a copy of a brokerage statement reflecting your stock ownership in Staples as of the record date to be allowed into the meeting. You may obtain directions to the location of our Annual Meeting by writing, emailing or calling our Investor Relations department at 500 Staples Drive, Framingham, Massachusetts 01702, email: *investor@staples.com*, or telephone: (800) 468-7751.

What is the difference between a "shareholder of record" and a "beneficial owner"?

These terms describe the manner in which your shares are held. If your shares are registered directly in your name through Computer Shareholder Services, our transfer agent, you are a "shareholder of record" or registered shareholder. If your shares are held in "street name" through a bank, broker, nominee or other shareholder of record, you are considered the "beneficial owner" of those shares.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of a majority of the shares of our common stock outstanding on the record date will constitute a quorum, permitting business to be conducted at the meeting. As of the record date, [xx] shares of our common stock were outstanding and entitled to vote. Proxies that are received and marked as abstentions or left blank will be included in the calculation of the number of shares considered to be represented at the meeting for quorum purposes.

What happens if an incumbent director does not receive the required number of votes for election?

If an incumbent director does not receive the required number of votes he or she is expected to promptly submit his or her offer of resignation to the Board. The Board will then consider the resignation and the action to be taken in accordance with the procedures set forth in our Corporate Governance Guidelines, within 90 days of the shareholder vote. The Company will publicly disclose the Board's decision, including the Board's reasoning if the resignation is not accepted. If the resignation is accepted, the Board may fill the resulting vacancy in accordance with our by-laws. Please see our Corporate Governance Guidelines for more information.

How do I vote?

If you received a paper copy of these proxy materials, included with such copy is a proxy card or a voting instruction card from your bank, broker or other nominee for the Annual Meeting. If you received a notice of Internet availability of proxy materials, the notice will contain instructions on how to access and review the proxy materials online and how to obtain a paper or electronic copy of the materials, which will include the proxy statement, the 2016 Annual Report and a proxy card or voting instruction card, as well as instructions on how to vote.

You may vote using any of the following methods:

If you are a registered shareholder, you may vote in person at the meeting or by proxy. If you decide to vote by proxy, you may do so over the Internet, by telephone or by mail.

- *Over the Internet*. After reading the proxy materials, you may use a computer to access the website www.proxyvote.com. You will be prompted to enter your control number from your proxy card. This number will identify you as a shareholder of record. Follow the instructions that will be given to you to record your vote.

- *By telephone*. After reading the proxy materials, you may call (800) 690-6903 using a touch-tone telephone. You will be prompted to enter your control number from your proxy card. This number will identify you as a shareholder of record. Follow the instructions that will be given to you to record your vote.

- *By mail*. If you received a paper copy of the proxy card by mail, after reading the proxy materials, you may sign, date and mark your proxy card and return it in the prepaid and addressed envelope provided.

If you are a beneficial owner and you own shares that are held in "street name" by a bank, broker or other nominee, you will need to contact your bank, broker or other nominee to determine whether you will be able to submit a proxy over the Internet or by telephone.

If you are a registered shareholder as of the record date and attend the meeting, you may personally deliver your completed proxy card or vote in person at the meeting. If you complete, sign and return your proxy card, it will be voted as you direct.

If you are a beneficial owner, your bank, broker or other nominee, as the record holder of your shares, is required to vote our shares according to your instructions. Your bank, broker or other nominee will send you directions on how to vote those shares. If you hold your shares in street name, you must request a legal proxy from your bank, broker or nominee if you would like to vote in person at the Annual Meeting.

What is a Broker Non-Vote?

A broker is entitled to vote shares held for a shareholder on "discretionary" matters without instructions from the shareholder of those shares. However, if a shareholder does not provide timely instructions, the broker does not have the authority to vote on any "non-discretionary" proposals at the Annual Meeting and a "broker non-vote" would occur.

The only matter at the 2017 Annual Meeting that is "discretionary" is the ratification of our independent registered public accounting firm. The other matters are "non-discretionary."

Please instruct your broker how to vote your shares using the voting instruction form provided by your broker or following any instructions provided by your broker for voting your shares over the Internet or telephonically, if available.

What if I sign and return my proxy or instruction form but do not provide voting instructions?

If no choice is specified on a signed proxy card, the persons named as proxies will vote in accordance with the recommendations of the Board.

Can I change or revoke my proxy after I return my proxy card?

Yes. Any proxy may be changed or revoked by a shareholder at any time before it is exercised at the Annual Meeting by:

- Submitting a properly signed proxy card with a later date that is received at or prior to the Annual Meeting;

- Submitting a vote at a later time via the Internet or telephone;

- Attending the Annual Meeting and voting in person; or

- Delivering to our Corporate Secretary a written notice of revocation, provided such statement is received at or prior to the Annual Meeting.

If you are a beneficial owner and hold shares in street name, you may submit new voting instructions or revoke your voting instructions by contacting your bank, broker or other nominee. You may also change your vote or revoke your voting instructions in person at the Annual Meeting if you obtain a legal proxy from the record holder (bank, broker or other nominee) giving you the right to vote the shares.

Are there other matters to be voted on at the meeting?

As of the date of this proxy statement, our Board does not know of any other matters which may come before the meeting, other than the matters described in this proxy statement and the deadline under our by-laws for submission of matters by shareholders has passed. Should any other matter requiring a vote of our shareholders arise and be properly presented at the Annual Meeting, the proxy for the Annual Meeting confers upon the persons named in the proxy and designated to vote the shares discretionary authority to vote, or otherwise act, with respect to any such matter in accordance with their best judgment.

Our Board encourages shareholders to attend the Annual Meeting. Whether or not you plan to attend, you are urged to submit your proxy. Prompt response will greatly facilitate arrangements for the meeting and your cooperation is appreciated. Shareholders who attend the Annual Meeting may vote their stock personally even though they have sent in their proxies. If you are a beneficial owner, you must request a legal proxy from your bank, broker or nominee if you would like to vote in person at the Annual Meeting.

Solicitation

All costs associated with preparing, assembling, printing, mailing, and distributing these proxy materials will be borne by Staples. Staples will also bear the cost of soliciting proxies on behalf of our Board. Staples will provide copies of these proxy materials to banks, brokerage houses, fiduciaries, and custodians holding in their names shares of our common stock beneficially owned by others so that they may forward these proxy materials to the beneficial owners. Staples has retained the services of D.F. King & Co., Inc., a professional proxy solicitation firm, to aid in the solicitation of proxies. Staples expects that it will pay D.F. King its customary fees, estimated not to exceed approximately $10,000 in the aggregate, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies. In addition, Staples may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owner.

Solicitations may also be made by personal interview, mail, telephone, facsimile, email, Twitter, other electronic channels of communication, in particular LinkedIn, Staples' investor relations website, Staples' Annual Meeting website, located at https://staplesannualmeeting.com, other Staples-hosted websites and blogs, or otherwise by directors, officers, and other employees of Staples, but Staples will not additionally compensate its directors, officers, or other employees for these services.

Shareholder Proposals

We did not receive any shareholder proposals or nominations for director candidates that must be presented at our 2017 Annual Meeting. In accordance with our by-laws, in order for a shareholder to present a proposal for a vote or nominate a director candidate for election at our 2017 Annual Meeting but not have such proposal included in the proxy materials, the shareholder must have provided us with advance written notice by March 16, 2017.

Shareholders who intend to present proposals at our 2018 Annual Meeting and want us to include such proposals in our proxy materials relating to that meeting should contact our Corporate Secretary. Such proposals must be received at our principal corporate offices at 500 Staples Drive, Framingham, Massachusetts 01702 not later than December 27, 2017 and must be in compliance with applicable laws and Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") in order to be considered for possible inclusion in the proxy statement and form of proxy for our 2017 Annual Meeting.

If a shareholder wishes to present a proposal or nominate a director candidate for election at our 2018 Annual Meeting and the proposal or nomination is not intended to be included in our proxy statement for such meeting, the shareholder must give us advance notice and provide the information required by our by-laws, including but not limited to, information regarding the identity of the shareholder or beneficial owner, their holdings in Staples securities, agreements or compensation relating to such nomination or matter, and any derivatives or other arrangements to mitigate risk or change voting power. If a shareholder gives notice of such a proposal or nomination after the applicable deadline, the shareholder will not be permitted to present the proposal or nomination to the shareholders for a vote at the meeting. For our 2018 Annual Meeting, our Corporate Secretary generally must receive such a notice at 500 Staples Drive, Framingham, Massachusetts 01702 not later than 90 days and no earlier than 120 days prior to the first anniversary of our 2017 Annual Meeting. However, if the date of our 2018 Annual Meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the shareholder must be received no earlier than 120 days prior to the 2018 Annual Meeting and not later than the later of (i) the 90th day prior to the 2018 Annual Meeting and (ii) the tenth day following the day on which public announcement of the date of the 2018 Annual Meeting is made or notice for the 2018 Annual Meeting was mailed, whichever occurs first.

Under certain circumstances, shareholders may also submit nominations for directors for inclusion in our proxy materials by complying with the requirements of our proxy access by-laws. For more information regarding proxy access, please see the caption "Director Candidates – Shareholder-Nominated Director Candidates" above.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements, annual reports and notices of Internet availability of proxy materials. This means that only one copy of our proxy statement, annual report or notice of Internet availability of proxy materials may be sent to multiple shareholders in a household, which helps us reduce our printing costs and postage fees and helps the environment by conserving natural resources. However, we will promptly deliver a separate copy of these documents to you if you write, email or call our Investor Relations department at 500 Staples Drive, Framingham, Massachusetts 01702, email: *investor@staples.com*, or telephone: (800) 468-7751. If you want to receive separate copies of the proxy statement, annual report or notice of Internet availability of proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address, email or phone number.

Electronic Delivery of Shareholder Communications

If you received a hard copy of your Annual Meeting materials by mail, we encourage you to conserve natural resources, as well as help us reduce our printing and mailing costs, by **signing up to receive or access your shareholder communications via e-mail**. To sign up for electronic delivery or access, visit www.proxyvote.com. Your electronic delivery or access enrollment will be effective until you cancel it, which you may do at any time by following the procedures described at the website listed above. If you have questions about electronic delivery or access, please write, email or call our Investor Relations department at 500 Staples Drive, Framingham, Massachusetts 01702, email: *investor@staples.com*, or telephone: (800) 468-7751.

Securities and Exchange Commission Filings

We file annual, quarterly and current reports, as well as other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document that we file with the SEC at its Internet website at www.sec.gov or at its Public Reference Room at 100 F Street, N.E., Washington, DC 20549. If you would like to receive a copy of our Annual Report on Form 10-K for our 2016 fiscal year, or any of the exhibits listed therein, please write, email or call our Investor Relations department at 500 Staples Drive, Framingham, Massachusetts 01702, email: *investor@staples.com*, or telephone: (800) 468-7751, and we will provide you with the Annual Report or any requested exhibits without charge.

Forward-Looking Statements

Certain information contained in this proxy statement constitutes forward-looking statements for purposes of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any statements contained in this proxy statement that are not statements of historical fact should be considered forward-looking statements. You can identify forward-looking statements by the use of the words "believes", "expects", "anticipates", "plans", "may", "will", "would", "intends", "estimates", and other similar expressions, whether in the negative or affirmative, although not all forward-looking statements include such words. Forward-looking statements are based on a series of expectations, assumptions, estimates and projections which involve substantial uncertainty and risk, including the review of our assessments by our outside auditor and changes in management's assumptions and projections. Actual results may differ materially from those indicated by such forward-looking statements as a result of risks and uncertainties, including those factors discussed or referenced in our most recent annual report on Form 10-K filed with the SEC, under the heading "Risk Factors," a copy of which accompanies this proxy statement.

› APPENDIX A

Staples, Inc.
Amended and Restated Executive Officer Incentive Plan
Fiscal Years 2017 - 2021

I. Summary and Objectives

Staples, Inc. ("Staples") has developed this Executive Officer Incentive Plan (the "Incentive Plan") to provide opportunities for Plan Participants (as defined below) to earn financial rewards for their role in ensuring that Staples meets its annual performance targets. The Incentive Plan aims to align the interests of the Plan Participants with those of our shareholders. Bonus awards are based on actual results measured against pre-established company financial objectives. Bonus awards are intended to provide a reward to Plan Participants and supplement the base salary program.

II. Term of Plan

The Incentive Plan will cover five fiscal years (or portions thereof), beginning with the 2017 fiscal year (beginning January 29, 2017) and ending with the 2021 fiscal year (ending January 29, 2022). Each such fiscal year or portion of a fiscal year in which performance is measured under this Plan is referred to herein as a "Plan Period".

III. Eligibility

Provided that the Compensation Committee of the Board of Directors (the "Committee") determines that Staples meets the applicable performance objectives for a particular Plan Period, as set forth below, and all other eligibility requirements are met, the following guidelines will be used to determine Plan Participants' bonus award eligibility. Except as set forth in Section III.D with respect to a Plan Participant's death, bonus awards are not guaranteed and will not be paid unless Staples meets the required objectives set forth in the Incentive Plan and the Committee authorizes the payment of bonus awards.

A. General Eligibility Requirements

Each executive officer of Staples, within the meaning of the rules and regulations promulgated by the Securities and Exchange Commission, will be eligible to participate in the Incentive Plan, except that an executive officer whose employment terminates prior to the end of a Plan Period, other than as a result of permanent disability, death or retirement, will not be eligible to receive a bonus award under the Incentive Plan for that Plan Period (each a "Plan Participant").

B. Changes in Position

A Plan Participant who changes from one position to another will be eligible for a prorated bonus award as follows:

1. A Plan Participant who transfers from an Incentive Plan eligible position into a position eligible for another bonus plan is eligible for a prorated bonus award under the Incentive Plan based on the number of days the associate was a Plan Participant during the applicable Plan Period. The associate's eligibility for a bonus for the new position, if any, will be determined in accordance with any applicable bonus plan for that position.

2. A Plan Participant who changes from one Incentive Plan eligible position to another, through a promotion, transfer or demotion, is eligible for a prorated bonus award for each position based on the number of days the associate held such position during the applicable Plan Period.

C. Leaves of Absence

A Plan Participant who is on a company-approved leave of absence in excess of 90 days during a Plan Period will not be eligible for a bonus award for the portion of his or her leave over 90 days unless otherwise approved by the Committee.

D. Retirement, Disability or Death

Retirement: If a Plan Participant terminates his or her employment after attaining age 55 and if at the time of such termination of employment the sum of the years of service (as determined by the Board of Directors of Staples) completed by the associate plus the associate's age is greater than or equal to 65, the associate will be eligible for a prorated bonus award based on the number of days the associate was employed by Staples during the applicable Plan Period.

Disability: If a Plan Participant's employment is terminated due to permanent disability before the end of the Plan Period, the associate will be eligible for a prorated bonus award based on the number of days the associate was employed by Staples during the applicable Plan Period.

In each case described above, no prorated bonus will be paid unless all of the applicable requirements set forth in the Incentive Plan are met, including without limitation that the Committee determines that Staples meets the applicable performance objectives for a particular Plan Period and authorizes the payment of bonus awards.

Death: If a Plan Participant's employment is terminated due to death before the end of the Plan Period, 100% of the Plan Participant's Target Award for such Plan Period will be paid within 60 days of such termination; provided, that if such Plan Period does not cover the entire fiscal year, the amount paid shall be annualized (with any amounts paid for previous Plan Periods deducted); and provided, further, that if such termination occurs during the Plan Participant's first fiscal year under the Incentive Plan, the bonus award will be prorated based on the number of days the associate was employed by

Staples, Inc.
Amended and Restated Executive Officer Incentive Plan
Fiscal Years 2017 - 2021

Staples during the applicable fiscal year, calculated as if the associate had been employed by Staples through the end of the fiscal year.

E. Employment and Compliance

As described under "General Eligibility Requirements," and except as set forth in Section III.D, a Plan Participant must be employed as of the last day of the fiscal year in which the Plan Period occurs in order to be eligible for a bonus. If the employment of a Plan Participant terminates during a Plan Period (or later in the same fiscal year) for any reason other than retirement (as defined above), permanent disability or death, no bonus will be paid to the Plan Participant for that Plan Period.

In addition, a Plan Participant must comply with all applicable state and federal regulations and Staples' policies (the "Compliance Requirements") in order to be eligible to receive a bonus award under the Incentive Plan. If a Plan Participant who is terminated after the end of a Plan Period, but before bonus awards for such Plan Period are distributed, for violating any of the Compliance Requirements will not be eligible to receive a bonus award for such Plan Period.

IV. The Plan

Within the earlier of (i) 90 days after the beginning of each Plan Period and (ii) the first 25% of the Plan Period, the Committee will establish specific performance objectives for the payment of bonus awards for that Plan Period. The performance objectives for each Plan Period will be based on one or more of the following measures, which may be determined on a Generally Accepted Accounting Principles (GAAP) or non-GAAP basis: sales, earnings per share, return on net assets, return on equity, adjusted operating profit, free cash flow, total shareholder return, net income, operating income and customer service levels. These performance objectives are intended to establish the benchmark of success for Staples. The Committee may determine that special one-time or extraordinary gains or losses, including without limitation as a result of certain acquisitions or divestitures and changes in accounting principles, should or should not be included in determining whether such performance objectives have been met. In addition, customer service target levels will be based on pre-determined tests of customer service levels, including without limitation scores on blind test ("mystery") shopping, customer comment card statistics, customer relations statistics (e.g., number of customer complaints), delivery response levels or customer satisfaction surveys conducted by a third party.

For each Plan Period, a specified percentage (which may vary from Plan Period to Plan Period) of each Target Award (as defined below) will be based upon each of the performance objectives selected by the Committee for that Plan Period. For each of the performance objectives, a specified percentage of the portion of the Target Award that is based on that particular performance objective will be paid based on the level of performance achieved. Each performance objective shall have a threshold performance level that must be achieved for any of the bonus award to be paid for such objective.

The maximum bonus award payable to an executive officer for any fiscal year during the term of the Incentive Plan is $4 million, with such amount proportionately allocated among all Plan Periods within each such fiscal year. In addition, but subject to the preceding sentence, the Committee presently intends to limit bonus awards to 200% of a Plan Participant's Target Award.

V. Payment Calculations

Each Plan Participant will have a target bonus award (a "Target Award") for each Plan Period. Target Awards will be expressed as a percentage of the actual base salary paid to the Plan Participant during the Plan Period. The percentages will be determined by the Committee based on the Plan Participant's job level and responsibilities and may vary for different officers or business units.

At the end of the Plan Period, the Committee shall determine the amount, if any, to be paid to each Plan Participant based on the extent that the performance goals established for the Plan Participant were achieved and shall authorize payment by Staples to the Plan Participant; provided that the Committee may use negative discretion to decrease, but not increase, the amount of any bonus award otherwise payable to a Plan Participant.

Any bonus checks will be distributed to Plan Participants within 2½ months following the end of the applicable fiscal year in which the Plan Period occurs.

Staples, Inc.
Amended and Restated Executive Officer Incentive Plan
Fiscal Years 2017 - 2021

VI. Plan Administration

A. Administration

The Incentive Plan will be administered by the Committee. The Committee will have broad authority for determining target bonuses and selecting performance objectives, as described below; for adopting rules and regulations relating to the Incentive Plan; and for making decisions and interpretations regarding the provisions of the Incentive Plan, including determining to what extent, if any, specific items are to be counted in the relevant financial measures for any particular business, the satisfaction of performance objectives and the payment of awards under the Incentive Plan.

B. Employment at Will

The Incentive Plan does not create an express or implied contract of employment between Staples and a Plan Participant. Both Staples and the Plan Participants retain the right to terminate the employment relationship at any time and for any reason.

C. Bonus Provisions (Amendments and Termination)

Bonuses are not earned or vested until actual payments are made. Staples reserves the right at any time prior to actual payment of bonus awards to amend, terminate or discontinue the Incentive Plan in whole or in part whenever it is considered necessary.

The Incentive Plan may be amended or terminated by either the Board of Directors or the Committee, provided that (1) no amendment or termination of the Incentive Plan after the end of a Plan Period may adversely affect the rights of Plan Participants with respect to their bonus awards for that Plan Period, and (2) no amendment which would require stockholder approval under Section 162(m) of the Internal Revenue Code may be effected without such stockholder approval.

D. Rights are Non-Assignable

Neither the Plan Participant nor any beneficiary nor any other person shall have any right to assign the right to receive payments hereunder, in whole or in part, which payments are non-assignable and non-transferable, whether voluntarily or involuntarily.

E. Withholding

All required deductions, including without limitation with respect to federal, state or local taxes, will be withheld from the bonus awards prior to distribution.

VII. Forfeiture and Recovery for Misconduct

A. Right of Recovery

Notwithstanding any other provision of this Incentive Plan to the contrary, if the Board of Directors of Staples (or its authorized designee, the "Board") determines during the Recovery Period (as defined below) that a Plan Participant has engaged in Misconduct (as defined below), the Board, subject to the limitations set forth in this Section VII, may in its sole discretion (1) terminate such Plan Participant's participation in the Incentive Plan, or with respect to any award under the Incentive Plan, and treat any outstanding award as forfeited, (2) require forfeiture, in whole or in part, of payment of any award that has been previously approved for payment under this Incentive Plan which remains in whole or in part unpaid, and/or (3) demand that the Plan Participant pay to Staples in cash the amount described in Section VII.B.; provided, however, that in the event the Board determines during the Recovery Period that the Plan Participant engaged in Misconduct as described in clause (D) of the definition of Misconduct) ("Restatement Misconduct"), the Board shall in all circumstances, in addition to any other recovery action taken, require forfeiture and demand repayment pursuant hereto.

"Recovery Period" means (1) if the Misconduct relates to Restatement Misconduct, or the Misconduct consists of acts or omissions relating to Staples' financial matters that in the discretion of the Board are reasonably unlikely to be discovered prior to the end of the fiscal year in which the Misconduct occurred and the completion of the outside audit of Staples' annual financial statements, the period during which the Plan Participant is employed by Staples and the period ending 18 months after the Plan Participant's last day of employment; (2) if the Misconduct relates to the breach of any agreement between the Plan Participant and Staples, the term of the agreement and the period ending six months following the expiration of the agreement, and (3) in all other cases, the period during which the Plan Participant is employed by Staples and the period ending six months after the Plan Participant's last day of employment. If during the Recovery Period the Board gives written notice to the Plan Participant of potential Misconduct, the Recovery Period shall be extended for such reasonable time as the Board may specify is appropriate for it to make a final determination of Misconduct and seek enforcement of any of its remedies described above. Staples' rights pursuant to this Section VII shall terminate on the effective date of a Change in Control (as defined in the Staples, Inc. 2014 Stock Incentive Plan) and no Recovery Period shall extend beyond that date except with respect to any Plan Participant for which the Board prior to such Change in Control gave written notice to such Plan Participant of potential Misconduct.

Staples, Inc.
Amended and Restated Executive Officer Incentive Plan
Fiscal Years 2017 - 2021

For purposes of administratively enforcing its rights under this Section VII, during any period for which potential Misconduct has been identified by Staples, the Board may (1) suspend such Plan Participant's participation in the Incentive Plan, or with respect to any award under the Incentive Plan, or (2) temporarily withhold, in whole or in part, payment of any award that has been previously approved by the Board for payment under this Incentive Plan which remains in whole or in part unpaid.

B. Amount of Recovery

With respect to Misconduct described in clause (A) of the definition of Misconduct (breach of agreement) and clause (B) of such definition (violation of Code of Ethics), and in addition to its right to effect a termination of participation and a forfeiture of outstanding awards under this Incentive Plan, the Board may recover from the Plan Participant the amount of any payments made to the Plan Participant under this Incentive Plan during the last 12 months of employment with Staples.

With respect to Misconduct described in clause (C) of the definition of Misconduct (intentional deceitful acts), and in addition to its right to effect a termination of participation and a forfeiture of outstanding awards under this Incentive Plan, the Board may recover from the Plan Participant the greater of (1) the amount paid to the Plan Participant with respect to any award made under this Incentive Plan with a fiscal year that includes any period during which the Misconduct occurred, or with a fiscal year which was directly impacted by the Misconduct, or (2) the amount determined by the Board in its sole discretion to represent the financial impact of the Misconduct upon Staples; provided, however, that such recovery amount shall be reduced by the value of any forfeited outstanding awards under this Incentive Plan (value to be determined by the Target Award for such awards) and any amounts recovered from the Plan Participant under Staples' cash bonus plans and other short term or long term incentive plans as a result of such Misconduct.

With respect to Restatement Misconduct, and in addition to its right to effect a termination of participation and a forfeiture of outstanding awards under this Incentive Plan, the Board shall seek to recover the entire amount paid to the Plan Participant with respect to any award made under this Incentive Plan in the twenty-four (24) month period following the first public issuance of the financial statements that are the subject of an accounting restatement relating to the Misconduct.

The term "recover" or "recovered" shall include, but shall not be limited to, any right of set-off, reduction, recoupment, off-set, forfeiture, or other attempt by Staples to withhold or claim payment of an award or any proceeds thereof. Staples' right of forfeiture and recovery of awards shall not limit any other right or remedy available to Staples for a Plan Participant's Misconduct, whether in law or equity, including but not limited to injunctive relief, terminating the Plan Participant's employment with Staples, or taking other legal action against the Plan Participant.

The amount that may be recovered under this Section VII shall be determined on a gross basis without reduction for taxes paid or payable by a Plan Participant.

C. Definition of Misconduct

"Misconduct," as determined by Staples (which determination shall be conclusive), shall mean:

(A) Breach by the Plan Participant of any provision of any employment, consulting, advisory, proprietary information, non-disclosure, non-competition, non-solicitation or other similar agreement between the Plan Participant and Staples, including, without limitation, the Proprietary and Confidential Information Agreement and/or the Non-Compete and Non-Solicitation Agreement; or

(B) Violation by the Plan Participant of the Code of Ethics; or

(C) The Plan Participant's engagement in intentional deceitful act(s) that results in (i) an improper personal benefit, or (ii) injury to Staples; or

(D) The Plan Participant's engagement in fraud or willful misconduct (not acting in good faith or with reasonable belief that conduct was in the best interests of Staples) that significantly contributes to Staples preparing a material financial restatement, other than a restatement of financial statements that became materially inaccurate because of revisions to generally accepted accounting principles.

For purposes of this Section VII regarding forfeiture and recovery for Misconduct, any reference therein to Staples (other than with respect to defining the Board of Directors) shall also include any entity that Staples directly or indirectly controls.

VIII. Dodd-Frank Clawback

Notwithstanding any other provision of this Incentive Plan to the contrary, in order to comply with Section 10D of the Securities Exchange Act of 1934, as amended, and any regulations promulgated, or national securities exchange listing conditions adopted, with respect thereto (collectively, the "Clawback Requirements"), if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirements under the securities laws, then the Participant shall return to the Company, or forfeit if not yet paid, the amount of any award received under this Plan during the three-year period preceding the date on which the Company is required to prepare the accounting restatement, based on the erroneous data, in excess of what would have been paid to the Participant under the accounting restatement as determined by the Committee in accordance with the Clawback Requirements and any policy adopted by the Committee pursuant to the Clawback Requirements.

Approved by the Board of Directors on March 7, 2017, subject to stockholder approval.